02049588

82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jiangsu Expressway Company Limited

*CURRENT ADDRESS Jiangsu Communication Building
69 Shigu Road
Nanjing, Jiangsu PRC

**FORMER NAME

PROCESSED

**NEW ADDRESS

SEP 0 6 2002

THOMSON FINANCIAL

FILE NO. 82- 34677 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: [illegible]

DATE : 8/23/02



Jiangsu Expressway Company Limited

Growth

GO


annual
report
2001

Looking back at the days over the past five years,

THE COMPANY HAS SUCCESSFULLY TRANSFORMED ITS OPERATIONS FROM MANAGEMENT OF ENGINEERING WORKS INTO MANAGEMENT OF INVESTMENT AND OPERATIONS,

to guarantee the sustainable growth of the Company's results.

CONTENTS


2001

BEST AVAILABLE COPY

IMPORTANT

The Board of Directors warrants that no information set out herein is false, misleading or omitted in any material respect, and are jointly and severally liable for the authenticity, accuracy and completeness thereof.

THE COMPANY

Jiangsu Expressway Company Limited (the "Company") was incorporated as a joint stock limited company on 1st August 1992 in Jiangsu Province of the People's Republic of China. The Company is principally engaged in the investment, construction, operation and management of the Jiangsu section of Shanghai Nanjing Expressway ("Shanghai-Nanjing Expressway") and related toll expressways within Jiangsu Province. It also provides passenger transport and other ancillary services along these expressways (including refuelling, catering, shopping, car repair, advertising and accommodation).

The Company is the only listed company of Jiangsu's transport and infrastructure projects. On 27th June 1997, the Company's foreign shares ("H shares") became listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"). On 16th January 2001, the Company's domestic shares ("A shares") became listed on Shanghai Stock Exchange ("Shanghai Stock Exchange").

The Company and Huajian Transportation Economic Development Centre jointly established Jiangsu Xicheng Expressway Co., Ltd. ("Xicheng Co.") and Jiangsu Guangjing Expressway Co., Ltd. ("Guangjing Co.") in 1997. Xicheng Co. and Guangjing Co. were principally engaged in the construction and management of Xicheng Expressway and Guangjing Expressway respectively. Both expressways were completed and opened to traffic in September 1999. Xicheng Co. and Guangjing Co. completed a merger and Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng") was established on 12th April 2001.

In November of 2001, the Company and Hunan Road Gulou Service Company in Gulou District of Nanjing jointly established Nanjing Shuangshilou Hotel Co., Ltd. ("Shuangshilou"). Shuangshilou is engaged in catering of Chinese food.

The Company, Guangjing Xicheng and Shuangshilou are collectively referred to as the "Group".



The year 2001 financial report prepared by the Company was audited by Arthur Andersen • Hua-Qiang Certified Public Accountants and Arthur Andersen & Co (Hong Kong), whose report expressed an unqualified opinion on the financial statements.

(1) According to the PRC Accounting Standards, the financial highlights of the Group as at 31st December 2001 are as follows:

	Unit: RMB '000
Profit before taxation and minority interest	940,590
Net profit	780,864
Net profit after non-operating profits/losses	625,593
Gross profit from operations	1,017,568
Other operating income	22,915
Profit from operations	909,549
Investment income	37,193
Subsidy income	—
Non-operating income/expenses, net	(6,151)
Net cash flow from operating activities	1,089,528
Net decrease in cash and cash equivalents	(86,136)

(2) According to the International Accounting Standards, the financial highlights of the Group as at 31st December 2001 are as follows:

	Unit: RMB '000
Revenue, net	1,829,552
Profit before taxation and minority interest	1,027,871
Net profit	841,240
Profit from operations	978,633
Net cash flow from operating activities	1,092,958
Net decrease in cash and cash equivalents	(79,059)

(3) Differences between the PRC Accounting Standards and International Accounting Standards

The Group has prepared statutory financial statements in accordance with the PRC Accounting Standards and relevant rules and regulations ("PRC Accounting Standards"). Difference between PRC Accounting Standards and International Accounting Standards ("IAS") resulted in differences in the reported financial statements of the Group which are summarised and explained as follows:

	Consolidated profit after taxation and minority interests		Shareholders' equity	
	2001	**2000**	**31st December 2001**	**31st December 2000**
	RMB '000	RMB '000	RMB '000	RMB '000
As restated in statutory financial statements	**784,864**	691,487	**13,470,559**	13,319,413
IAS adjustments:				
- Reversal of impact of change in accounting policy under statutory financial statements	**—**	(603)	**—**	—
- amortisation of land use right	**36,920**	—	**36,920**	—
- valuation, depreciation and amortisation of property, plant and equipment	**30,730**	26,570	**(1,618,152)**	(1,648,882)
- loss on disposal of staff quarters	**—**	(31,866)	**(8,237)**	(8,237)
- deferred taxation	**(14,351)**	2,718	**(14,351)**	—
- interests on investment holding till maturity date	**7,077**	—	**7,077**	—
- dividends proposed in subsequent period	**—**	—	**629,718**	453,397
As reported in this financial statement prepared in accordance with IAS	**841,240**	688,306	**12,503,534**	12,115,691

(4) Items and amount of non-operating profits/losses deducted:

(Unit: RMB '000)

	2001		2000	
	The Group	**The Company**	The Group	The Company
Non-operating income	**8,529**	**7,297**	9,414	9,414
Non-operating expenses	**(14,680)**	**(14,299)**	(6,501)	(4,505)
Refund of income tax	**163,430**	**163,430**	122,627	122,627
Amortisation of difference on Long term equity investments	**(6,026)**	**(6,026)**	259	259
Effects of Income tax	**4,018**	**4,299**	(1,047)	(1,705)
	155,271	**154,701**	124,752	126,090

(5) Principal accounting data and financial indicators of the Group under the PRC Accounting Standards for the past five years:

Items	2001	2000 after restatement	2000 before restatement	1999	1998	1997
(Unit: RMB '000)						
Income from principal activities	**1,625,992**	1,381,696	1,381,696	1,138,385	1,013,037	724,586
Net profit	**780,864**	691,486	691,486	604,868	542,731	314,086
Total assets	**14,914,400**	15,057,227	15,057,227	14,519,176	14,098,258	14,038,665
Total liabilities	**1,312,496**	1,608,363	1,584,734	1,684,771	1,609,170	1,886,087
Minority interests	**131,345**	129,451	129,451	343,953	212,484	125,484
Shareholders' interests	**13,470,559**	13,319,413	13,343,042	12,490,452	12,276,604	12,027,395
(Unit: RMB)						
Earnings per share	**0.16**	0.14	0.14	0.12	0.11	0.07
Net asset per share	**2.67**	2.64	2.65	2.56	2.51	2.46
Adjusted net asset per share	**2.67**	2.64	2.65	2.56	2.51	2.46
Net cash flow per share from operating activities	**0.22**	0.20	0.20	0.18	0.17	0.0685
Return on net assets	**5.8%**	5.2%	5.2%	4.8%	4.4%	2.6%
Weighted average return on net assets	**5.7%**	5.4%	5.4%	4.8%	4.4%	4.98%

Notes: 1) Weighted average share capital at 31st December 1997 was 4,298,509,144 shares.

2) Pursuant to the document CaiKuai [2001] No. 5 issued by the Ministry of Finance, the Company has sold existing staff quarters to employees for the sum of RMB 23,629,000, which was credited as housing allowance in 2000 and was adjusted to reduce retained profit for 2001.



Comparison for historical revenue and earnings of the Groups
Revenue, net
Profit after taxation and minority interests
As at 31st December
1997
1998
1999
2000
2001
334,853
779,673
566,363
1,052,975
630,633
1,233,924
688,306
1,542,952
841,240
1,829,552
RMB'000
0
500,000
1,000,000
1,500,000
2,000,000

(6) Principal accounting data and financial indicators of the Group under the IAS for the past five years:

Items	2001	2000	1999	1998	1997
(Unit: RMB '000)					
Revenue, net	**1,829,552**	1,542,952	1,233,924	1,052,975	779,673
Net profit	**841,240**	688,306	630,683	566,363	334,853
Total Assets	**13,334,684**	13,400,108	12,844,327	12,397,693	12,313,805
Total Liabilities	**452,305**	940,466	1,296,469	1,611,986	1,885,185
Minority interests	**378,845**	343,951	343,953	212,485	125,485
Shareholders' interests	**12,503,534**	12,115,691	11,203,905	10,573,222	10,303,135
(Unit: RMB)					
Earnings per share	**0.167**	0.1407	0.129	0.115	0.0779
Net asset per share	**2.48**	2.41	2.29	2.16	2.11
Adjusted net asset per share	**2.48**	2.41	2.29	2.16	2.40
Net cash flow per share from operating activities	**1,092,958**	916,085	855,419	726,814	334,775

(7) Change of shareholders' interests in accordance with the PRC Accounting Standards during the reporting period:

(Unit: RMB)

Items	At the beginning of period	Increase for the period	Decrease for the period	At the end of period	Reasons for changes
Share capital	5,037,747,500	—	—	5,037,747,500	—
Capital reserve	7,484,538,998	—	—	7,484,538,998	—
Surplus reserve	334,596,559	128,024,567	—	462,621,126	required appropriation
Including:					
Statutory public welfare fund	111,532,186	42,674,855	—	154,207,041	required appropriation
Retained profit	462,530,407	780,863,985	757,743,005	485,651,387	profit and profit appropriation
Shareholders' interests	13,319,413,464	908,888,552	757,743,005	13,470,559,011	profit and profit appropriation

(8) Appendix of income statement

Profit for the reporting period	Rate of return on net asset		Earnings per share	
	Fully diluted	Weighted Average	Fully diluted	Weighted Average
Profit from principal operations	7.6%	7.4%	0.20	0.20
Operating profit	6.8%	6.6%	0.18	0.18
Net profit	5.8%	5.7%	0.16	0.16
Net profit after non-operating profits/losses	4.6%	4.6%	0.12	0.12

SHAREHOLDERS AND THE CHANGES IN SHARE CAPITAL

(1) SHAREHOLDING STRUCTURE

Diagram of shareholding structure of the Company


Number of shares
shareholding (%)
Unit: share
3,665,747,500
72.77%
(1)
Unlisted Shares
State-owned Shares
State-owned Legal Person Shares
599,471,000
Social Legal Person Shares
284,532,900
55.22%
11.90%
5.65%
1,372,000,000
(2)
Listed Shares
Overseas listed H Shares
Ordinary Shares in RMB
150,000,000
24.25%
2.98%
(3)
Total number of Shares
5,037,747,500
100%

Notes: There has been no change in the total number of Shares or in the shareholding structure of the company during the reporting period.

(2) SHARE ISSUE AND LISTING AND USE OF PROCEEDS

1. Issue of H Shares and Use of Proceeds

The Company issued 1,222,000,000 H Shares at the issue price of HK$3.11(RMB 3.33) per share which were listed on the Stock Exchange of Hong Kong Limited on 27th June 1997. Through the H Share Issue, the Company raised approximately RMB 4,069,000,000, and the net proceeds amounted to RMB 3,926,000,000. As at 31st December 2001, the proceeds from the H Share Issue were applied as set out in the prospectus in the following manners:

(1) A sum of RMB 1,345,786,000 was used in the acquisition of the land use rights and the operating rights of Nanjing-Shanghai Class 2 Highway for a term of 15 years;

(2) A sum of RMB 2,125,000,000 was used for the investment in and construction of Guangjing Expressway and Xicheng Expressway, in each case the Company holds 85% of interests. Both expressways were completed and opened to traffic on 28th September 1999. The Company has paid an amount of RMB 2,108,942,000 for the investment;

(3) On the second half of 2001, upgrading construction projects have been completed on three major systems of Jiangsu section of Shanghai-Nanjing Expressway. The construction expenses amounted to RMB 178,700,000;

(4) A sum of RMB 276,514,000 was used for the repayment of loans;

(5) The balance of approximately RMB 16,058,000 was deposited in commercial banks in the PRC for paying the outstanding amount of construction projects of Guangjing Expressway and Xicheng Expressway.

2. Issue of A Shares and Use of Proceeds

The Company issued 150,000,000 social public shares (A Shares) to domestic investors at the issue price of RMB 4.20 per share. The issue of shares was successfully launched on 22nd to 23rd December 2000 by means of online pricing issue and placing to investors from the secondary market. Through the issue of A Shares, the Company raised approximately RMB 630,000,000 and the net proceeds amounted to approximately RMB 614,500,000. As at 31st December 2001, the proceeds from the A Shares Issue were applied as set out in the prospectus in the following manners:

(1) A sum of RMB 472,670,218 was used to acquire 381,185,660 shares in Jiangsu Yangtze Bridge Co., Ltd. ("Yangtze Bridge Co.") on 29th December 2000, representing 17.83% of the total share capital of Yangtze Bridge Co..

(2) The balance of proceeds of RMB 141,829,782 was used to acquire 188,650,000 shares of Yangtze Bridge Co. on 4th September 2001, representing 8.83% of the total share capital of Yangtze Bridge Co. The Shortfall of the consideration was paid from the capital of Yangtze Bridge Co..

(3) PROFILE OF SHAREHOLDINGS OF MAJOR SHAREHOLDERS

1. Number of Shareholders at the End of the Reporting Period

As at 31st December 2001, there were a total of 55,129 domestic shareholders whose names appeared on the share register of the Company.

2. Shareholdings of Major shareholders

(1) As at 31st December 2001, shareholdings of the top ten shareholders of the Company:

No.	Name of Shareholders	Number of Shares held at the End of the Period	Changes in shareholding during the period (+/-)	Shareholding proportion to the Total Share capital (%)	Shares pledged or subject to moratorium	Category of the Shares
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600		55.22		State-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000		11.86		State-owned Legal Person Shares
3	The Capital Group Companies, Inc	154,696,000	(57,516,000)	3.07		H Shares
4	Galaxy Securities Co., Ltd.	19,410,270	19,410,270	0.39		A Shares
5	Huaxia Securities Company	16,660,000		0.33		Social Legal Person Shares
6	Shenyin Wanguo Securities Stock Company Limited	14,450,000		0.29		Social Legal Person Shares
7	Winner Glory Development Ltd	12,000,000		0.24		H Shares
8	Jiangsu Xinsu Investment Management Company	8,484,000	(86,000)	0.17		Social Legal Person Shares
9	融證投資	7,115,836	7,115,836	0.14		A Shares
10	Jiangsu Huiyuan Real Estate Development Industrial Company	6,200,000		0.12		Social Legal Person Shares

Notes: Connection between the top ten shareholders:

(a) So far as the Company is aware, the top ten shareholders of the Company are not connected to one another;

(b) During the reporting period, the Company has not been notified of any pledge or moratorium of the Shares held by legal person shareholders holding more than 5 percent of the Shares;

(c) During the reporting period, none of the connected parties, strategic investors or general legal persons has become one of the ten largest shareholders of the Company as a result of the placing of the new Shares.

(2) As at 31st December 2001, persons having an interest in 10 percent or more of the share capital of the Company as recorded in the register maintained under Section 16 of the Securities (Disclosure of Interest) Ordinance were as follows:

(a) Controlling shareholders - Jiangsu Communications Holding Co., Ltd.

Pursuant to document SuZhengFu 2000 No. 132, Approval by Provincial Government on Establishment of Jiangsu Communications Holding Co., Ltd., the original controlling shareholders of the Company, Jiangsu Communications Investment Corp., was changed to Jiangsu Communications Holding Co., Ltd. ("Communications Holding"), on 15th September 2000. Communications Holding held 2,781,743,600 shares of the Company, representing 55.22% of the total share capital of the Company.

Communications Holding was incorporated with the capital from the provincial government, which authorized it as an operating unit of investment nature with state-owned assets and an investment entity. Its legal representative is Mr. Shen Chang Quan. Its registered capital amounted to RMB 4,600,000,000. To such extent as authorized by the provincial government, the Company is engaged in operation and management of State-owned assets; investment construction, operation and management of communications infrastructure, transport and related sectors; industrial investment and domestic trading (for specific projects to be operated upon submission and having been approved by the State).

(b) shareholder holding 10 percent or more domestic shares - Huajian Transportation Economic and Development Centre

Huajian Transportation Economic and Development Centre ("Huajian Centre") holds 597,471,000 Company shares, representing 11.86% of the total share capital of the Company and is the second largest shareholders of the Company.

Huajian Centre was incorporated on 18th December 1993 as a State-owned entreprise. Its legal representative is Mr. Zhu Yao Ting. Its registered capital amounted to RMB 500,000,000. Its core businesses is the comprehensive development and contractual construction of roads, docks, ports channels; research and development and sale of new technologies, new products and new materials related to transport infrastructure; and non-core businesses as in the distribution of construction materials, electromechanical equipment, automobile (sedan cars excluded) and parts, hardware and applicances and articles of daily use; consultancy of financial information; manpower training.

(c) Shareholder holding 10% or more H Shares - The Capital Group Companies, Inc.

The Capital Group Companies, Inc. holds 154,696,000 H Shares of the Company, representing 3.07% of the Company's total issued share capital and 12.66% of the Company's total issued H shares, being the third largest shareholder of the Company.

The Capital Group Companies, Inc. is a company with registered office in California, the U.S.A..

3. **Shareholding interests of the Company's Directors, Supervisors and Senior Management**

As at 31st December 2001, none of the directors, supervisors, senior management and their respective associates had any beneficial interests in the Company or any of its associates' issued share capital, which are required to be recorded on the register of the Company.

At no time during the year was the Company or its associates a party to any arrangement to enable the directors, supervisors, senior management and their respective associates to acquire benefits by means of the acquisition of shares or debentures, of the Company or any of its associates.

4. **Purchase, Sale and Repurchase of Shares of the Company**

As at 31st December 2001, the Company has not purchased, sold or repurchased any shares of the Company.

(I) DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. General Information

Names	Gender	Age	Positions with the Company	Term of Office (Note 1)	Shareholdings at the beginning of year	Change of Shareholdings during the year	Shareholdings at the end of year (Note 2)
Shen Chang Quan	M	54	Chairman	3 years starting from April 2001	0	0	0
Zhou Jian Qiang	M	49	Director	3 years starting from April 2001	0	0	0
Zhu Yao Ting	M	61	Director	3 years starting from April 2001	0	0	0
Chen Xiang Hui	M	39	Director and General Manager	3 years starting from April 2001	0	0	0
Li Da Peng	M	49	Director and Deputy General Manager	3 years starting from May 2000	0	0	0
Liu Bu Cun	M	52	Director and Deputy General Manager	3 years starting from May 2000	0	0	0
Fan Yu Shu	F	50	Director	3 years starting from May 2000	0	0	0
Cui Xiao Long	M	41	Director	3 years starting from April 2001	0	0	0
Wang Zheng Yi	M	44	Director	3 years starting from May 2000	0	0	0
Chang Yung Tsung	F	70	Independent Director	3 years starting from May 2000	0	0	0
Fang Keng	M	63	Independent Director	3 years starting from May 2000	0	0	0
Zhong Zhang Wan	M	59	Chairman of the Supervisor Committee	3 years starting from May 2000	0	0	0
Jia Da Kang	M	59	Supervisor	3 years starting from May 2000	0	0	0
Xu Yang	M	30	Supervisor	3 years starting from April 2001	0	0	0
Du Wen Yi	M	39	Supervisor	3 years starting from April 2001	0	0	0
Ma Ning	F	46	Supervisor	3 years starting from April 2001	0	0	0
Wu Zan Ping	M	38	Deputy General Manager		0	0	0
Yao Yong Jia	M	38	Secretary to the Board of Directors		0	0	0
Lam Che Wah	M	38	Secretary to the Board of Directors in Hong Kong		0	0	0
Liu Wei	F	46	Manager of the Finance Accountant's Department		0	0	0

Notes:

1. The Company or the relevant directors or supervisors may terminate the contracts with at least 3 months' prior written notice;

2. Taking into account of their spouses or children and the companies in which they control 30% or above of the share capital.

2. Emoluments for the year

(1) The emoluments payment for Directors, Supervisors and other Senior Management are in accordance with the salary agreement entered by the Company.

(2) The Directors, Supervisors and other Senior Management who are in office received annual emoluments of RMB 2,120,000 in aggregate. The three highest paid directors received emoluments of RMB 390,000 in aggregate. The three highest paid senior management staff received emoluments of RMB 360,000 in aggregate.

(3) The Directors, Supervisors and other Senior Management receive annual emoluments ranges from RMB 100,000 to RMB 150,000 and there are total 19 people in band 1.

(4) The allowances paid for the two independent directors by the Company are HK$100,000 annually per person.

(5) Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Mr. Zhu Yao Ting, Ms. Fan Yu Shu, Mr. Cui Xiao Long, Mr. Wang Zheng Yi, Mr. Xu Yang, Mr. Du Wen Yi, Ms. Ma Ning did not receive emoluments.

(6) Ms. Chang Yung Tsung and Mr. Fang Keng did not receive emoluments other than allowances.

(7) Directors of the Company who are in office adopted the State-sponsored retirement plan. The annual contribution per person is RMB 7,354. The Company will not pay for the pension of retired directors.

3. Change of Directors, Supervisors and Senior Management during the reporting period

(1) At the fifth session meeting of the Third Board of Directors held on 20th February 2001 and the First Extraordinary General Meeting of 2001 held on 9th April 2001, the resignation of Mr. Zhang Jun Yuan, Mr. Yue Jia Hua, Ms Xi Yi Qun from the position of Director due to change of job and the resignation of Mr. Zhang Quan Geng from the position of Director due to his retirement were considered and approved. Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Mr. Zhu Yao Ting, Mr. Chen Xiang Hui and Mr. Cui Xiao Long were elected as the directors of the Company.

(2) At the second session meeting of the Third Supervisory Committee held on 20th February 2001 and the First Extraordinary General Meeting of 2001 held on 9th April 2001, the resignation of Mr. Geng Liu Yu, Mr. Wu Zan Ping, Mr. Xing Guo Qiang from the position of Supervisor due to change of job was considered and approved. Mr. Xu Yang, Mr. Du Wen Yi and Ms. Ma Ning were elected as the Supervisors of the Company.

(3) The Company appointed Mr. Wu Zan Ping as the Deputy General Manager at the eighth session meeting of the Third Board of Directors held on 21st August 2001.

4. Biography of Directors, Supervisors and Senior Management

(1) Directors

Executive Directors

Mr. **Shen Chang Quan**, born in 1948, economist, is the chairman of the Board of Directors of the Company. Mr. Shen had been the head and the secretary general of Wu County since 1981, and a deputy mayor of Suzhou City since 1992. He was in charge of city and communication construction of Suzhou City for a long time and is responsible for the construction of the Suzhou City New Technology Development Zone from 1992 to 1997. He has extensive experience in engineering and management. He has been the chairman of the board of Communications Holding since January 2001.

Mr. **Zhou Jian Qiang**, born in 1953, senior economist and senior engineer, graduated in 1985 with a master's degree, is a director of the Company. Mr. Zhou has been a director of Jiangsu Provincial Planning Economy Committee since 1985, and a deputy general manager of Jiangsu ITIC in 1997; deputy director of Jiangsu Provincial Planning Economy Committee in 1999; and vice chairman and general manager of Communications Holding since January 2001. Mr. Zhou has been involved in investment management, finance and securities for a long time, and has extensive experience in operation and management.

Mr. **Zhu Yao Ting**, born in 1941, senior accountant, a director of the Company. He graduated from Shanghai Navigation Institute, majored in finance accounting. Mr. Zhu had been a director of Treasury Department when he worked for the Communications Department between April 1963 and October 1993. He is currently the General Manager of Huajian Center, the chairman of the Supervisory Committee of Huabei Expressway Co., Ltd., a vice chairman of Guangsui Wazhou Communications Co., Ltd., and a vice chairman of Yangtze Bridge Co..

Mr. **Chen Xiang Hui**, born in 1963, university graduate, senior engineer, has been a director and General Manager of the Company since December 2000 and the chairman of the Board of Guangjing Xicheng and deputy director of Yangtze Bridge Co.. Mr. Chen was the deputy director of Project Quality Supervisory Section of Jiangsu Communications Department and a director of Ninglian Ningtong Management Office. Mr. Chen has been involved in communication construction and management for a long time, with over 10 years of experience in communication construction and management.

Mr. **Li Da Peng**, born in 1953, tertiary educated, economist, is a director and Deputy General Manager of the Company. Mr. Li joined the Company in January 1996. He was once deputy head of the Communications Design and Planning Institute of Jiangsu Province and the chairman of the board of Directors of Jiangsu Bus and general manager of Xicheng Co. Mr. Li has over 20 years of experience in economic and transport management.

Mr. **Liu Bu Cun**, born in 1950, university graduate, economist, is a director and Deputy General Manager of the Company. Mr. Liu joined the Company in August 1992. He was once a deputy director of the general office of the Communications Department of Jiangsu Province, and deputy director of the Jiangsu Expressways Command Office and general manager of Guangjing Co. He has over 20 years of experience in legal and economic management.

Ms. Fan Yu Shu, born in 1952, tertiary educated, accountant, is director of the Company and director of the Finance Department of Communications Holdings. Ms. Fan was a manager of Transportation Business Department of Jiangsu Leasing Company, a vice manager of Jiangsu Communications Investment Corp, etc. She has 20 years of experience in finance and accounting management.

Mr. Cui Xiao Long, born in 1961, university graduate, accountant, is a director of the Company. Mr. Cui had been working in Jiangsu Communications Department since 1984. He was the section chief of Finance Division and the deputy general manager of Jiangsu Communications Investment Corp. Mr. Cui is manager of Investment and Development Division, Communications Holding; a director of Yangtze Bridge Co.; the deputy secretary general of Communications Enterprise Association of Jiangsu Province, etc. He has over 10 years of experience in corporate management and finance management.

Mr. Wang Zheng Yi, born in 1958, university graduate, senior engineer, is a director of the Company and the chairman of Jiangsu Communications Construction Group. Mr. Wang was once a deputy head of the Communications Design and Planning Institute of Jiangsu Province and a deputy general manager and chief engineer of Jiangsu Province Communications Department's joint venture in Madagascar. He has around 20 years of experience in road designing, construction and management.

Independent Non-executive Directors

Ms. Cheng Chang Yung Tsung, Alice, born in 1932, is an independent non-executive director. She was a member of the Preparatory Committee for the Hong Kong Special Administrative Region, and a Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference, the advisor on Hong Kong affairs for the Hong Kong & Macau Affairs Office and the Xinhua News Agency (Hong Kong Branch) and the chairman of the Business Enterprise Management Centre of the Hong Kong Management Association. She is also the managing director of Taching Petroleum Co. Ltd., China the Senior Advisor for Telefonaktiebolaget LM Ericsson and the senior advisor for both Volvo Car International AB and ADTrans China. Ms. Cheng has decades of experience in business development and investment. Ms. Cheng has been awarded Commander of the Royal Order of the Polar Star, Kingdom of Sweden by King Carl Gustav XVI of Sweden.

Mr. Fang Keng, born in 1939, originated from Shanghai, graduated from Massachusetts Institute of Technology with a Chemical Engineering Master's degree in 1960s, is an independent non-executive director of the Company and the chairman of the Board of 香港肇豐針織有限公司, a non-executive director of Hong Kong and Shanghai Banking Corporation Ltd., and a committee member of the National Committee of the Chinese People's Political Consultative Conference. He also undertakes many other key positions in industrial or commercial associations and public service institutes, such as the chairman of Hong Kong Productivity Council, chairman of 香港菲臘牙科醫院管理局, Nominal President of 香港紡織業聯合會, Nominal President of 香港羊毛化纖針織業廠商會 and a committee member of the Consultative Conference of Textile Industry.

(2) Supervisors

Mr. Zhong Zhang Wan, born in 1942, tertiary educated, is the chairman of the Supervisory Committee. Mr. Zhong joined the Company in August 1992. He was a deputy manager of the Jiangsu United Transport Company, a deputy director of the Business Development Department of the Jiangsu Expressways Command Office, a deputy director of the Securities Department and Manager of the Securities Investment Department of the Company. He has considerable experience and in economic management and has been involved in investment, securities financing since joining the Company in 1992.

Mr. Jia Da Kang, born in 1943, university graduate, senior engineer, is a supervisor. Mr. Jia joined the Company in October 1996. He was a deputy director and director of the Jiangsu Highways Bureau, a deputy director of Jiangsu Mariners and Highway Transport Union, and a member and secretary-general of the Jiangsu Communications Engineering Institute and the head of the Road Administration Department of the Company and Manager of the Assets Management Department of the Company. He is the leader of both,the general team of Jiangsu Expressway Administration Department and support team of Shanghai-Nanjing Expressway Administration Department. He has been engaged in economic management and transport management for almost 30 years.

Mr. Xu Yang, born in 1972, university graduate, is a supervisor of the Company and a director of Communications Holdings. Mr. Xu had been in Armed Police Jiangsu Headquarter Jiangsu Point Constable Team and Jiangsu Communication Department Political Division. He has been engaged in administration, transportation and economic management for many years.

Mr. Du Wen Yi, born in 1963, senior economist, is a supervisor of the Company. Mr. Du graduated from Economic Department of Xi'an Communications & Roads University, majoring in Management. He had worked for the Finance and Accounting Teaching and Research Section of Jiangsu Nanjing Communications School and Communications Design and Planning Institute of Jiangsu Province since 1983. He was once a director of Financial Information Office and a financial adviser of 江蘇偉信工程諮詢公司 (a sino-foreign joint venture). Mr. Du has been a deputy director of the Finance Department of Communications Holdings since October 2000 and a supervisor and the chairman of the Supervisory Committee of Yangtze Bridge Co..

Ms. Ma Ning, born in 1956, tertiary educated, accountant, is a supervisor of the Company and the deputy manager of Administration and Human Resources Department of Huajian Center. Ms. Ma had been an accountant of the finance department since she worked for Communications Department in 1975 and an accountant in China Association of Navigation since January 1990. She has been working for Huajian Center since June 1994 and is now a departmental deputy manager.

(3) Other Senior Management

Mr. Wu Zan Ping, born in 1964, university graduate, senior engineer, the Deputy General Manager of the Company. Mr. Wu joined the Company in August 1992. He was a deputy director and director of the Jiangsu Expressways Command Office and a deputy director, manager and assistant to the general manager of the Engineering and Technology Department of the Company. He has been involved in the management of transportation projects for more than 10 years.

Mr. Yao Yong Jia, born in 1964, master, senior engineer, is the Secretary to the Board of Directors. Mr. Yao joined the Company in August 1992. He was a section chief of Communications Design and Planning Institute of Jiangsu Province and the Jiangsu Expressways Command Office and the Securities Department of the Company. Since he started work, he has engaged in project management, investment analysis, financing and securities, etc., and he has extenive work experience.

Mr. Lam Che Wah, Danny, born in 1964, is the Secretary to the Board of Directors in Hong Kong. Mr. Lam is a member of the Institute of Chartered Secretaries and Administrators of United Kingdom and Hong Kong Institute of Company Secretaries, and is the Secretary of the Company responsible for observance of the relevant regulations in Hong Kong. He is also the Company Secretary of the Company in Hong Kong, the receiver for the acceptance of service of process and notice, and an employee of Richards Butler, the Hong Kong legal adviser of the Company.

Ms. Liu Wei, born in 1956, tertiary educated, accountant, is the Manager of the Finance Accountant's Department of the Company. Ms. Liu joined the Company in August 1992. She had been the deputy section chief of the Planning Division of the Communications Department of Jiangsu Province, the person-in-charge of the Finance Department of the Jiangsu Roads & Bridges Construction Co. and the section chief of the Finance Division of the Jiangsu Expressways Command Office and a deputy division chief of the Finance Department of the Company. She has been working in the economic and financial management for 20 years and has extensive experience in the areas.

(II) GENERAL INFORMATION ON THE STAFF OF THE COMPANY

As at 31st December 2001, the Company has a regular staff of 1,524, among whom 6 are holders of master's degree, 120 are university graduates, 301 are tertiary educated, 213 are vocational educated and 884 are senior high school or lower educated; the Company has 306 technicians, among whom 25 are senior technicians, 87 are junior technicians and 194 primary technicians.

As at 31st December 2001, the Company has to pay for the pension of 9 retired employees.

(I) CORPORATE GOVERNANCE OF THE COMPANY

The Company further enhanced the structure of the Company's corporate governance. Having regard to the principle of protecting the benefits of investors at large the Company's own unique features and requirments and the "Principles for the governance of listed companies", in the following aspects:

1. **Equal treatment to all shareholders, protect the lawful interests of shareholders**

   (1) The Company treats all shareholders equally, in particular, the minority shareholders, and it has always been the policy of the Company to prohibit insider transactions between the Company's shareholders and insiders and any connection which is prejudicial to the interests of the Company and the shareholders;

   (2) The lawful interests of shareholders are protected. The Company makes timely, accurate and complete disclosures on newspapers and websites specified by either the PRC regulatory authorities or overseas regulatory authorities for information disclosures on material matters as required by the laws and administrative regulations so that the right of information and right of decision of shareholders are guaranteed;

   (3) The Company has begun setting the procedural rules for the general meetings of shareholders, which clearly define that the general meeting of shareholders represents the ultimate authority of the Company, and the rules and resolution procedures of the general meeting of shareholders are improved and refined so as to guarantee the legitimacy and validity of the convening of meetings and the rules and resolution procedures;

   (4) The Company continues to standardize the relationship between the controlling shareholder and the Company. The controlling shareholders exercise their respective rights of contributors strictly in accordance with the laws, and there has not been any manipulation of its special position to secure additional benefits. Decisions of material importance to the Company shall be made at the shareholders general meeting in accordance with the laws. Procedures as required by the laws, administrative regulations and the Articles of Association. Election of the Company's Directors and Supervisors and the appointment and removal of the senior management shall be strictly followed. The Company and the controlling shareholders are independent of each other in three aspects, namely personnel, assets and finance, whereby accounting and auditing shall be carried out independently and any liability and risk shall be undertaken independently;

   (5) During the period of the report, there had not been any occupation or transfer of the assets, funds and other resources of the Company in any way by shareholders, and there had not been any guarantee provided to shareholders and its related parties.

2. The Board of Directors carried out its fiduciary and diligent obligations and responsibilities in serious efforts

(1) The Company's Board of Directors has been adhering to the principle of being accountable to the general meeting of shareholders, and it had exercised its power in strict compliance with the laws, administrative regulations and the Articles of Association, and had treated all shareholders equally;

(2) The Company has begun setting the procedural rules for the Board of Directors, which clearly define that the Board of Directors is the executive arm of the Company's general meeting of shareholders in deciding the Company's operations, investments and internal management, and in providing regulating and guiding opinions on the day-to-day operations of the Board of Directors and on the convening of meetings, so as to ensure efficiency and scientific decisions;

(3) The Company's Board of Directors implements the resolutions of the general meetings of shareholders the undertakings made in the prospectuses and made by other means strictly in compliance with the relevant laws, regulations, rules and the Articles of Association;

(4) The Company has established the system of independent directors and refined bye-laws in respect of duties of independent directors. The Strategic Committee, Nominating, Salary and Review Committee and Audit Committed is being set up under the Board of Directors, with separate bye-laws, thereby further enhancing the system of independent directors;

(5) By standardizing the duties of the secretary to the Board, the Company has made use of the active role of the secretary to the Board to the fullest extent, and the secretary to the Board as the bridge of communication between the Company and the regulatory authorities ensures that the working procedure of the Board of Directors are lawful and efficient, and ensures that the operations of the Company are standardized;

(6) The Company's secretary to the Board recorded and compiled all matters discussed at the Board meetings in his/her best efforts, and implemented the system of having the minutes of meetings signed by all the Directors and the recorder attending the meeting, and kept the minutes of meetings properly.

3. Making the most of the role of supervision by the Supervisory Committee

(1) The Company's Supervisory Committee is accountable to all the shareholders with financial supervision as its core role, whereas at the same time it makes sure that the Company's Directors, managers and other senior management have performed their duties faithfully, thereby safeguarding the Company's assets, minimizing the Company's financial and operating risks and protecting the lawful interests of the Company and the shareholders;

(2) The Company is currently working on the drawing up of the procedural rules for the Supervisory Committee, which clearly define the duties of the Supervisory Committee in supervising the resolutions of the Company's Board, the implementation of the resolutions of the general meetings of shareholders and the operation of the management. The duties of the Supervisory Committee shall be performed in strict compliance with the rules and procedures;

(3) Members of the Company's Supervisory Committee shall have knowledge in law and finance, and shall be able to communicate with shareholders, staff and other related parties on a broad basis, thereby ensuring that its supervisory duties are discharged smoothly;

(4) The Company implements the system of having the minutes of meetings signed by all the Supervisors and recorder present at the meeting, and that the minutes of meetings are kept properly.

4. The Company makes true, accurate and complete disclosures of information which may have material importance to the decisions of investors at large in strict compliance with the requirements of the laws, regulations and the Articles of Association regarding information disclosure, so as to ensure that all shareholders shall have equal opportunities to obtain such information and that the Company's transparency can be enhanced.

(II) PERFORMANCE OF DUTIES BY INDEPENDENT DIRECTORS

The Company's Board of Directors has currently two independent Directors who meet the requirements of the Listing Rules of the Hong Kong Stock Exchange and Shanghai Stock Exchange. The independent Directors shall honestly implement their fiduciary and diligence duties, protect the overall interests of the Company in accordance with the requirements of the relevant laws, regulations and the Articles of Association, and they shall emphasize that the lawful interests of minority shareholders are not prejudiced, and formulate independent opinions on the Company's connected transactions and material events, thereby performing their duties independently.

The Company is in active efforts in identifying other candidates of independent directors for the addition of two independent directors, so as to meet the requirements of "Guiding opinion regarding the establishment of the system of independent directors by listed companies" issued by CSRC, to make use of the functions of independent directors to the fullest extent and improve the structure of corporate governance.

(III) SEPARATION IN OPERATIONS, ASSETS, PERSONNEL, ORGANIZATION AND FINANCE BETWEEN THE COMPANY AND THE CONTROLLING SHAREHOLDER

The Company and Communications Holdings, the controlling shareholder of the Company are independent of each other in operations, assets, personnel, organization and finance. The Company is independent in personnel, finance, assets and organization, and has its own independent production and operation legal entity.

1. Separation in operations between the Company and the controlling shareholder

The Company is independent of the controlling shareholder in operations. The Company is mainly engaged in toll collection, maintenance, management of its expressways and the investment management of its subsidiaries. Communications Holding, the controlling shareholder, is a State-owned assets operating unit, the principal operations of which are confined by the scope as authorized by the provincial government, and it is engaged in the operation and management of State-owned assets. There is no upstream or downstream relationship between the operations of the two, and they are not competing against each other. The Company is an independent operating entity.

2. Integrity of the Company's assets

Relationship between the Company and the controlling shareholder is clearly defined. The Company has the right of ownership of its operating assets in its entirety. The assets are strictly separated from the assets of the controlling shareholder, and the operations are absolutely independent.

3. Independence of the Company's personnel

The Company is completely independent of the controlling shareholder in respect of staff, personnel and salary management. The Company's senior management such as the general manager, assistant general manager and secretary to the Board receive salary from the Company, and hold no offices at any entity under the controlling shareholder.

Recommendations of candidates for directors and supervisors by the controlling shareholders to the Company shall be made pursuant to lawful procedures, and decisions made by the Board of Directors and general meetings of shareholders on the appointment or removal of personnel can be validly implemented. There is no question of any interference on the decisions of the Board and general meetings of shareholders on the appointment or removal of personnel.

4. Independence of the Company's organization

The office organization and place of operation of the Company are separate from the controlling shareholder, and there is no question of any mixed operation in one same office using "Two brands under one team of personnel".

5. Independence of the Company's finance

The Company has set up an independent financial division, and established an independent accounting and auditing system and financial management system, with separate bank accounts, and it pays taxes in compliance with the law and makes financial decisions independently. There is no question of any interference by the controlling shareholder on the financial operations of the Company.

(IV) CODE OF BEST PRACTICE

The Board of Directors of the Company has not yet established an audit committee (the "audit committee") to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of the Code of Best Practice set out in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange (the "Code of Best Practice"). The Company has instead formed a Supervisory Committee in its corporate structure, which carries out functions similar to that of an audit committee. The difference is that the Company's Supervisory Committee comprises of five representatives (one of whom shall be an employee of the Company) who shall be elected or removed by the general meeting of shareholders, and who shall be accountable to the general meeting of shareholders instead of the Board of Directors, whereas an audit committee comprises of the non-executive directors of a company. Other than this, none of the Directors is aware of any information that would reasonably indicate that the Company is, or was for any part of the period under review, not in compliance with the Code of Best Practice.

(I) THE 2001 1ST EXTRAORDINARY GENERAL MEETING

Pursuant to the resolution passed at the fifth session meeting of the Third Board of Directors, the second session meeting of the Third Supervisory Committee held on Tuesday 20th February 2001, it was agreed that the 2001 1st Extraordinary General Meeting would be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC at 9.00 a.m. on Monday, 9th April 2001, and the notice for the Extraordinary General Meeting was published on 21st February 2001.

Shareholders who were entitled to vote and shareholders' authorized representatives attending the meeting considered, voted on and passed the following resolutions: that the resignation by Mr. Zhang Jun Yuan, Mr. Zhang Quan Geng, Mr. Le Jia Hua, Ms. Xu Yi Qun from the office as directors of the Company be approved, that the resignation of Mr. Xu Hua Qiang from the office as director of the Company be ratified with retrospective effect, that the resignation of Mr. Gen Liu Yu, Mr. Wu Zan Ping, Mr. Xing Guo Qiang from the office as supervisors of the Company be approved, and that the Company's signing of the termination of service contracts with them be approved; that Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Mr. Zhu Yao Ting, Mr. Chen Xiang Hui, Mr. Cui Xiao Lung be appointed as directors of the Company be approved, that Mr. Xu Yang, Mr. Du Wen Yi, Ms. Ma Ning be appointed as supervisors of the Company be approved, and that the Company's signing of service contracts with them be approved.

Resolutions of the Extraordinary General Meeting were published on the China Securities Daily, Shanghai Securities Daily, South China Morning Post, Hong Kong Economic Times on 10th April 2001.

(II) THE 2000 SHAREHOLDERS ANNUAL GENERAL MEETING

Pursuant to the resolution passed at the seventh session meeting of the Third Board of Directors held on Wednesday 11th April 2001, it was agreed that the 2000 1st Shareholders Annual General Meeting be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC at 9.00 a.m. on Friday, 8th June 2001, and the notice for the Shareholders Annual General Meeting be published on 12th April 2001.

Shareholders who were entitled to vote and shareholders' authorized representatives attending the meeting considered, voted and passed the following resolutions: that the 2000 year Report of the Board of Directors, Report of the Supervisory committee, the audited accounts and the Auditors' Report be approved; that the re-appointment of Arthur Andersen & Co (Hong Kong) and Arthur Andersen • Hua-Qiang Certified Public Accountants as the Company's auditor be approved; that the distribution of the Company's final dividends for the year 2000, with the payment of RMB 0.90 (tax included) in cash for each ten shares be approved.

Resolutions of the Shareholders Annual General Meeting were published on the China Securities Daily, Shanghai Securities Daily, South China Morning Post, Hong Kong Economic Times on 9th June 2001.





T

CHAIRMAN'S STATEMENT

Exploring the Future

THE KEY TO SUCCESS



We make use of



to turn our vision into reality



CHAIRMAN'S STATEMENT



To all Shareholders:

The continued development of the regional economy has created a favourable operating environment for the Company. In 2001, the Group continued to maintain the profit growth for the fifth year since the expressway was open to traffic, and has attained an operating revenue of RMB 1,919,781,000 for the year, a profit after tax of RMB 780,864,000 under the PRC Accounting Standards, an increase of 12.93% over 2000, and achieved a profit after taxation of RMB 841,240,000 under the IAS, an increase of 22.22% over 2000, for which I am very much delighted.

Looking back at the days over the past five years, the Company has completed the first stage of development following the completion of the Shanghai-Nanjing Expressway, and has successfully transformed the Company's operations from management of engineering works into management of investment and operations, and as the first expressway operating enterprise in Jiangsu Province, it made initial efforts to explore and then formed an operation and management model with a lot of management experience accumulated. The Company has completed the acquisition of and participation in some projects with value-added prospects such as Yangtze Bridge and Suzhou-Jiading-Hangzhou Expressway, so as to guarantee the sustainable growth of the Company's results.

Starting from this year, the Company will enter the next stage of development. It will effect a modernization of its corporate system across the board, whereby the scale of operation will be expanded and its scope of operation will be explored, so that the Company will be further expanded and strengthened. For this purpose, not only will the Company seek more opportunities to develop within the industry, but it will also explore other infrastructure sectors and the possibility of cross-industry development, so as to move towards a broader horizon for the sustainable development of the Company.

CHAIRMAN'S STATEMENT

In complementing the long-term strategic development of the Company and in ensuring that the Company's strategic development is on the right track, the Company will continue to enhance corporate governance. In 2002, the Company's Board of Directors will propose two additional candidates for independent directors, and will set up the Strategic Committee, the Nominating, Salary and Review Committee and the Audit Committees, upgrade various rules of procedure, gradually improve the Company's organization structure, strengthen its internal management, so as to ensure that its decision making is scientific and rational.

The Company will also focus on the establishment of the Company's corporate culture, whereby harmonious interpersonal relationships are forged and modern corporate image and brand-name of the Company will be built up to better serve the society. In 2002, the Company will complete the design, positioning and publicity of its corporate image, and will complete the sophistification, nurturing and promoting of its corporate spirit, so that a common value is established among all the staff, thereby reflecting the convergence and team spirit of the Company for the promotion of the Company's development. We also hope that by creating a favourable and harmonious environment, we can attract, nurture and retain versatile people who are suitable for the future development of the Company.

Looking forward, it is anticipated that the economy of the PRC will continue to develop healthily, in particular, after the official accession of the PRC to the WTO, coastal cities will be the first to profit from it. The rapid economic growth and adjustments to the tariffs will stimulate the rapid growth in ownership of vehicles, thereby providing a very favorable condition for the growth of traffic volume and toll revenue of the highways operated by the Company, all the more pointing to the strengths of the projects operated by the Company.

At the same time, Jiangsu is at a time of a new round of transportation construction represented by its promotion of expressway networking. By the end of 2001, the mileage of expressways which have been opened to traffic in the province exceeded 1,300 kilometers, and it is anticipated that it will reach 3,500 kilometers by 2010, indicating that the Company has plenty of room for development. The Company will fully utilize the capital market and will actively identify investment opportunities which meet our criteria on investment returns and growth, and will continue to optimize the allocation of resources and implement a sustainable development strategy.

Last but not least, we would like to express our appreciation of the Company's management and all the staff for their dedication and efforts for the development of the Company, and of shareholders for their strong support to the Company. The Board is confident, and is able to integrate the resources that can be made use of in the economy through new technology, new concept and new mechanism to turn our vision into reality.

By Order of the Board

Shen Chang Quan
Chairman

Nanjing, the PRC

8th April 2002

REPORT OF THE BOARD OF DIRECTORS

To all shareholders:

The Board of Directors hereby presents to shareholders the Report of the Board and the audited financial report of the Group for the year ended 31st December 2001. The Board of Directors confirms that there are no material ommission from, or misrepresentations or misleading statements contained in this report, and is severally and jointly accept full responsibility for the truthfulness, accuracy and completeness.

1. Operations and financial results

The Company is mainly engaged in the investment, construction, operation and management of the Shanghai-Nanjing Expressway and highways within Jiangsu Province, and the development of passenger transport and its ancillary services (including refueling, catering, shopping, car maintenance, advertising and accommodation) along the expressways.

Financial position of the Group (under the PRC Accounting Standards)

Items	**2001 (RMB'000)**	2000 (RMB'000) (Restated)	Difference (%)
Total assets	**14,914,400**	15,057,227	-0.94
Current liabilities	**1,014,683**	1,350,577	-24.87
Long-term liabilities	**297,813**	257,786	15.53
Minority interests	**131,345**	129,451	1.46
Shareholders' equity	**13,470,559**	13,319,413	1.13
Gross profit from operations	**1,017,568**	881,805	15.40
Net profit	**780,864**	691,487	12.93

Main reasons for the movement:

1. Reduction in the total assets and current liabilities was mainly due to the repayment of RMB 370,000,000 of bank loans by the Company.

2. The increase of long-term liabilities was mainly due to payment of construction fee of Guangjing Xicheng by Huajian Transportation Economic and Development Center in accordance with contractor's contract.

3. The increase of profit from core operations and net profit was due to profit generated from operating and investing activities.

The consolidated results of the Group for the year ended 31st December 2001 and the financial statements of the Company and the Group as at 31st December 2001 prepared in accordance with IAS are set out in the Auditor's Report of this report.

2. Distribution of profit for the year

The Board of Directors recommends the following proposed profit distribution scheme for the year ended 31st December 2001.

	RMB'000 (According to IAS)
Profit before taxation and minority interests	1,027,871
Taxation	(173,892)
Minority interests	(12,739)
Profit attributable to shareholders	841,240
Transferred to:	
Statutory surplus reserve	(78,086)
Statutory public welfare fund	(39,043)
Discretionary common reserve	—
Distributable profit for the year	724,111
Retained profit brought forward	1,023,947
Dividend of 2000	(453,397)
Retained profit carried forward	1,294,661
Proposed dividend of 2001	629,718
Earnings per share	RMB 0.167

	RMB'000 (According to the PRC Accounting Standards)
Profit before taxation and minority interests	940,590
Less: income tax	(146,987)
minority interests	(12,739)
Net profit	780,864
Add: retained profit at the beginning of year	462,530
Distributable profit	1,243,394
Less: appropriation of Statutory surplus reserve	(85,350)
appropriation of Statutory public welfare fund	(42,674)
Distributable profit	1,115,370
Less: dividend payable	(629,718)
Retained profit	485,652

The Board of Directors submits the aforesaid profit distribution scheme to the 2001 Annual General Meeting for consideration and approval. Pursuant to the relevant provisions of the Ministry of Finance and the Articles of Association of the Company, the accounting standards of the PRC and the IAS shall both be adopted. Where a difference in profit arises, the lower of the two shall prevail.

3. Profit Distribution Scheme

As audited by Arthur Anderson ◦ Hua-Qiang Certified Public Accountants: The net profit of the Company was $780,864,000 in 2001. Pursuant to the Articles of Association of the Company, 10% of statutory surplus reserve fund and 5% of statutory public welfare fund was appropriated. By adding the retained profit at the beginning of previous year of RMB462,530,000, the total distributable profit is RMB1,243,394,000. The Board of Directors has proposed to pay final dividend of RMB 1.25 (tax inclusive) per ten shares for all shareholders, calculated on the basis of total share capital of 5,037,747,500 shares.

The above profit distribution scheme proposed by the Board of Directors was presented to the Annual General Meeting of 2001 for review and approval. The date and procedure of distribution of final dividend will be announced later.

Holders of H Shares whose names appear on the register of members of the Company on 26th April 2002 are entitled to receive the final dividend. The register of members of the Company will be closed for transfer of H Shares from 26th April 2002 to 28th May 2002. The method and timing of the dividend payment and registration of shareholdings in respect of the holders of A Shares will be announced separately.

Holders of H Shares who wish to receive the final dividend should lodge their transfer with HKSCC Registrars Limited on 2/F., Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, for registration of share transfer no later than 4:00 p.m. on 25th April 2002.

Payment of final dividend in respect of A Shares and H Shares is subject to the approval of the 2001 Annual General Meeting to be held on 28th May 2002. The date and procedure of payment of final dividend will be announced separately.

Pursuant to the Articles of Association of the Company, dividend of A Shares shall be paid in Renminbi, whereas dividend of H Shares shall be paid in Hong Kong dollars, the exchange rate of which shall be based on the average of the closing exchange rates of Renminbi against Hong Kong dollars as quoted by the People's Bank of China during the week immediately preceding 28th May 2002.

4. Anticipated dividend distribution policy for 2002

The Company will distribute cash dividend in 2002 once, the proportion of its distribution shall not be less than 50% of the net profit for the year. Accumulated retained profit from previous years will not be used for distribution as dividend of 2002.

5. Impact on the financial position of the Company due to changes in taxation policy

Pursuant to the document CaiShui [2000] No.99 issued by the Ministry of Finance in October 2000, a listed company shall pay an income tax at a statutory rate of 33%, and 18% of tax shall be refunded thereafter. The effective rate for a company is usually 15%. This preferential policy will continue to be effective until 31st December 2001. Starting from the year of 2002, the State will revoke the aforesaid preferential treatment, which will have a definite adverse impact on the profitability of the Company.

6. Day-to-day operation of the Board of Directors

(1) The fifth session meeting of the Third Board of Directors held on 20th February 2001

The following matters were reviewed and approved at the meeting: proposed election of Mr. Shen Chang Quan, Mr. Zhou Jian Qiang, Mr. Cui Xiao Lung, Mr. Zhu Yao Ting, Mr. Chen Xiang Hui as directors of the Company; the resignation of Mr. Zhang Jun Yuan, Mr. Le Jia Hua, Ms. Xu Yi Qun due to changes in positions be approved, and resignation of Mr. Zhang Quan Geng due to his retirement be approved; the 2001 First Extraordinary General Meeting of shareholders be convened on 9th April 2001.

Notice of the resolutions was published on the China Securities Daily, Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 21st February 2001 respectively.

(2) The sixth session meeting of the Third Board of Directors held on 9th April 2001

The following matter was reviewed and approved at the meeting: election of Mr. Shen Chang Quan as the Chairman of the Company.

Notice of the resolution was published on the China Securities Daily, Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 10th April 2001 respectively.

(3) The seventh session meeting of the Third Board of Directors held on 11th April 2001

The following matters were reviewed and approved at the meeting: the report of the Board of the Company of 2000; the audited accounts and auditors' report; the re-appointment of Arthur Andersen & Co. and Arthur Andersen • Hua-Qiang Certified Public Accountants as auditors of the Company; the final dividend distribution scheme of 2000 be confirmed; the investment in Suzhou-Jiading-Hangzhou Expressway be approved; the reduction for the Company's contribution plan in Yicao Highway be approved; the Articles of Association as amended subsequent to the A Shares issue be adopted.

Notice of the resolution was published on the China Securities Daily, Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 12th April 2001 respectively.

(4) The eighth session meeting of the Third Board of Directors held on 21st August 2001

The following matters were reviewed and approved at the meeting: report of the results of the Company for the first half of 2001, the non-distribution of interim dividend be confirmed; the Directors be authorized to increase the Company's shareholding in Yangtze Bridge Co.; the Directors' subcommittee to proceed with the establish of an investment company be authorized; the management be authorized to carry out capital operations which are less than 5% of the Company's net assets and to obtain bank loans which are less than 20% of the Company's total liabilities; participation in the shareholding of 上海海德交通科技股份有限公司; establishment of 滙獅樓酒店有限責任公司 (later renamed as Shuangshilou) .

Notice of the resolution was published on the China Securities Daily, Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 22nd August 2001 respectively.

(5) Meeting of the Directors' subcommittee held on 4th September 2001

The following matter was reviewed and approved at the meeting: the agreement for the acquisition of certain shareholding in the Yangtze Bridge Co. from 國家開發投資公司 (National Communications Investment Enterprise Company) be approved.

7. Implementation by the Board of the resolution approved in General Meeting

Implementation of the Company's profit distribution plan for the year of 2000:

Having been resolved at the Annual General Meeting for 2000, the Company declared a cash dividend of RMB 0.90 (tax inclusive) per Share to the shareholders of the Company, with a total of RMB 453,397,275, on the basis of the total share capital of the Company of 5,037,747,500 Shares.

Notice in relation to the "Dividend Distribution" was published simultaneously on the China Securities Daily, Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 9th June 2001, which confirms that the record date be 14th June 2001, and the ex-dividend date be 15th June 2001 and despatch date for the dividend be 21st June 2001, thereby implementing the profit distribution plan for the previous year.

Dividend for the shareholders of the A Shares in issue shall be distributed by Shanghai Securities Central Clearing and Registration Corporation, whereas dividend of H Shareholders shall be distributed by Bank of China, Hong Kong. Dividend for shareholders of State-owned Shares and legal person Shares shall be distributed by Hua Tai Securities Co., Ltd.

8. Other Businesses

(1) Summary of Financial Information

The results and total assets of the Company as well as shareholders' equity for the year ended 31st December 2001 are set out in the Auditors' Report of this Annual Report.

(2) Bank loans and other Borrowings

Bank loans and other borrowings of the Company as at 31st December 2001 are detailed in the notes to the financial statements.

(3) Fixed assets

Changes in the fixed assets during the year are set out in the notes to the financial statements.

(4) Reserves

Movements in the reserves of the Company are set out in the notes to the financial statements.

Details of the nature, application, changes and basis of allocation (including the percentage used and the profit) in respect of the statutory public welfare fund are set out in the notes to the financial statements.

(5) Staff Pension Scheme

The Company participates in the central retirement and pension fund scheme administered by the State. Pursuant to the scheme, the Company is required to make an annual contribution equivalent to 20% (in addition to a 6% contribution by the employees) of the total annual wages of employees to the aforesaid retirement and pension fund for the year 2001, which the Company has paid in full. The total amount was RMB 8,382,000 and was stated in the cost of expenditure of the Company. The retirement fund administered by the State shall undertake the responsibility to pay the pensions of the Company's retired employees.

When staff retire, they will be granted Company contribution and fund on retirement plan.

(6) Sale of Staff Quarters

Pursuant to the documents of "Proposal on Further Reform of Housing Policy in Urban Areas" issued by the State and the "Implementation Scheme for Staff Quarters of the Jiangsu Province" issued by the Jiangsu Provincial Government, the Company has sold the existing staff quarters to its employees at a price determined by the State. Pursuant to the document CaiKuai [2001] No.5 issued by the Ministry of Finance, loss on disposal of staff quarters in the amount of RMB 23,629,000 has been adjusted by reduction of the retained profit for the year of 2001.

(7) Subsidiaries and Associated Companies

As at 31st December 2001, subsidiaries and associated Companies owned by the Company are as follows:

Names of subsidiaries and associates (status of legal entity)	Date and place of incorporation	Attributable equity interest	Registered capital (RMB '000)	Assets size (RMB '000)	Net profit (RMB '000)	Principal activities
Jiangsu Guangjing Xicheng Expressway Co., Ltd. (limited liabilities)	16th September 1997 The PRC	85%	850,000	2,578,871	85,451	Construction, operation, maintenance and toll collection of Xicheng Expressway and related business of storage yard, passenger and goods transport and vehicle maintenance
Jiangsu Kuailu Bus Transportation Stock Co., Ltd. (joint stock limited liabilities)	21st June 1996 The PRC	33.2%	150,300	230,589	19,210	Road transportation, vehicle maintenance and sales of vehicles (excluding sedan cars) and spare parts
Yixing Yicao Highway Co. Ltd. (limited liabilities)	25th December 1998 The PRC	49%	120,000	—	—	Construction and operation of Jiangsu Yixing Yicao Highway
Jiangsu Yangtze Bridge Co., Ltd. (joint stock limited liabilities)	31st December 1992 The PRC	26.66%	2,137,248	3,351,318	70,203	Mainly engaged in the construction, maintenance and operation of Jiangyin Yangtze Bridge and other communication infrastructures
Nanjing Shuangshilou Hotel Co., Ltd. (limited liabilities)	7th November 2001 The PRC	95.05%	1,010	12,683	(1,581)	Preparation and sale of Chinese food

(8) Pre-emptive Rights

Pursuant to the Articles of Association of the Company and the laws of the PRC, the Company is not subject to any pre-emptive rights requiring it to propose new issues to its existing shareholders in proportion to their shareholdings.

(9) Deposits

As at 31st December 2001, the Company did not have any trusted deposits with any financial institutions in the PRC, and there were no fixed deposits that could not be repaid upon maturity.

(10) Income Tax

The actual tax rate for enterprise is 15%. Pursuant to the document CaiKuai [2000] No.3 issued by the Ministry of Finance in July 2000, a company shall pay its income tax before any refund can be effected, and may only set off the income tax charge of the current period when the company receives the actual tax refund. In 2001, the Company received an income tax refund of RMB 163,430,000 from the Provincial Finance Department.

By Order of the Board



Shen Chang Quan
Chairman

Nanjing, the PRC
8th April 2002



MANAGEMENT DISCUSSION AND ANALYSIS

Closely Connected

CONTINUOUS EXPANSION



We aim at modernizing our corporate systems.



Raising the management standards to the fullest extent.



MANAGEMENT DISCUSSION AND ANALYSIS



(1) THE OPERATING ENVIRONMENT

In 2001, the economy of China saw steady growth with GDP reaching 7.3%. As one of the most vibrant economies among the eastern coastal provinces and cities of China, Jiangsu Province has once again achieved a growth rate of approximately 2.9% over the average growth in GDP nationwide.

The conducive macroeconomic environment has created very favourable conditions for the rapid expansion of the expressway network, and by 2001, the total mileage of completed expressway network in Jiangsu topped 1,300 km, thereby laying down a good foundation for the smooth traffic flow within the province.

The expansion of the expressway network over time facilitates the growth in passenger and freight transport. As opposed to other forms of transport, the services rendered by expressways are more convenient, speedy and safe, and for these reasons, expressways are becoming the first choice.

Moreover, in the wake of China's accession to the WTO, rapid growth in the economy and the restructured tariffs is expected to lead to faster growth in vehicle ownership, which is advantageous to both the traffic volume and the toll rates of the expressways operated by the Company, making the strengths of the projects operated by the Company all the more conspicuous.

(2) STATUS OF ASSETS

The Company's operations are situated at the delta region of Zhangjiang River, where economic development is the fastest in China. All the core assets of the Company are within the most affluent areas in China, and they are of special importance to the network of national trunks, as they have formed the principal corridor connecting the entire Jiangsu Province from east to west and from north to south, the continued growth in traffic volume of which generates a steady return of the Company's investments.

Diagram on Company's assets composition


Jiangsu Expressway Company Limited
Jiangsu Section of Shanghai-Nanjing Expressway
Nanjing-Shanghai Class 2 Highway
Nanjing Section of Nanjing-Lianyungang Highway
Jiangsu Guangjing Xicheng Expressway Co., Ltd.
Yixing Yicao Highway Co., Ltd.
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.
Jiangsu Yangtze Bridge Co., Ltd.

Under the financial statements prepared in accordance with PRC Accounting Standards, the Group's total assets as at 31st December 2001 amounted to RMB 14,914,400,000 and its net assets amounted to RMB 13,470,559,000. The total mileage of expressways either operated and managed by the Company or in which the Company has invested has exceeded 600 km, making it one of the largest listed PRC expressways companies in China.

(3) ANALYSIS OF OPERATIONS

1. Summary of Results

In 2001, the Company's assets of toll roads and bridge sustained an enviable growth. The annual plan of Shanghai-Nanjing Expressway, Guangjing Expressway, Xicheng Expressway, Jiangyin-Yangtze Bridge and Nanjing-Shanghai Class 2 Highway have been attained with results better than expected. The total revenue of the Group in 2001 was approximately RMB 1,919,781,000, and its revenue net of taxes was approximately RMB 1,829,552,000, representing an increase of approximately 18.57% over the previous year.

Revenue composition and its percentage are as follows:

Project	Revenue in 2001 (RMB'000)	Percentage of the total revenue (%)	Increase over 2000 (%)
Toll revenue of Shanghai-Nanjing Expressway	**1,152,162**	60.00	19.24
Toll revenue of Nanjing-Shanghai Class 2 Highway	**224,961**	11.70	-1.00
Toll revenue of the Nanjing Section of Nanjing-Lianyungang Highway	**50,412**	2.60	-6.40
Toll revenue of Guangjing Expressway and Xicheng Expressway	**198,457**	10.30	47.83
Revenue from other operations	**293,789**	15.40	23.48
Total	**1,919,781**	100.00	18.57

Revenue and its Percentage

The composition and percentage of revenue for 2001


Toll revenue of
Shanghai-Nanjing Expressway
Revenue from other operations
Toll revenue of Nanjing-Shanghai
Classe 2 Highway
Toll revenue of Guangjing Expressway
and Xicheng Expressway
Toll revenue of the Nanjing Section of
Nanjing-Lianyungang Highway

MANAGEMENT DISCUSSION AND ANALYSIS

Under the financial statements prepared in accordance with PRC Accounting Standards and as audited by Arthur Andersen • Hua-Qiang Certified Public Accountants, profit after taxation of the Group in 2001 was approximately RMB 780,864,000 and its earnings per share was approximately RMB 0.155, representing an increase of approximately 12.93% over the previous year. Under the financial statements prepared in accordance with IAS, the profit after taxation and minority interests was approximately RMB 841,240,000, and its earnings per share was approximately RMB 0.167, representing an increase of approximately 22.22% over the previous year.

The profit growth was mainly attributable to the following reasons :

1. the traffic volume of Shanghai-Nanjing Expressway increased by 16.18% over the previous year;
2. both Guangjing Expressway and Xicheng Expressway were at a stage of fast growth when they were first open to traffic, and their traffic volume grew by 34.43% and 51.08% over the previous year respectively;
3. by increasing the shareholding in Yangtze Bridge Co., the return on investment also increased;
4. the Company had received a financial refund for the financial year;
5. measures to collect tolls and management had been effectively implemented for Nanjing-Shanghai Class 2 Highway;
6. more emphasis had been placed on non-core operations, thereby increasing its non-core revenue;
7. by reducing expenses, expenditure was maintained within the planned limits.

2. Core Asset - Shanghai-Nanjing Expressway



MANAGEMENT DISCUSSION AND ANALYSIS

As a core asset of the Group, Shanghai - Nanjing Expressway connects six medium and large cities, namely: Shanghai, Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing. Given the richness in resources, the solid industrial foundation and the business flow of transport among these areas, the expressway is particularly important to the economic development of China.

In 2001, as a result of the continued and steady economic development of China and Jiangsu Province as well as the expressway from Beijing and Shanghai having been fully open to traffic, Shanghai-Nanjing Expressway which has been in operation for the fifth year continued to enjoy a two-digit rate of growth in both traffic volume and toll revenue.

From January to December in 2001, the aggregate number of vehicles passing through Shanghai-Nanjing Expressway was 24,440,000, and the daily weighted average traffic volume was 21,013 vehicles, representing an increase of approximately 16.18% over the previous year. Percentages of vehicles of class one to six using the expressway in 2001 were 44.21%, 25.31%, 21.14%, 7.77%, 1.38% and 0.19% respectively, and the composition class of vehicles was relatively stable.

Daily average traffic volume for Shanghai-Nanjing
Expressway from January to December since opening



2000
2001
No. of vehicles/day
25,000
20,000
15,000
10,000
5,000
0
16,797
18,508
14,733
18,818
18,001
20,005
19,184
20,938
18,204
20,730
17,254
20,340
17,453
20,886
18,432
21,579
20,042
23,789
19,033
22,159
18,963
22,689
18,836
21,618
Jan
Feb
Mar
Apr
May
June
Jul
Aug
Sept
Oct
Nov
Dec

Composition of Average vehicles using Shanghai-Nanjing Expressway in 2001


class 1
class 2
class 3
class 4
class 6
class 5

The aggregate toll revenue of Shanghai-Nanjing Expressway from January to December, 2001 was approximately RMB 1,152,162,000, and the daily average toll revenue was approximately RMB 3,156,600, representing an increase of approximately 19.24% over 2000.

Daily average toll revenue for Shanghai-Nanjing Expressway from January to December since opening


2000
2001
Ten thousands/day
400
350
300
250
200
150
100
50
0
246.20
269.02
212.84
282.04
262.93
299.09
280.29
311.16
259.22
305.77
253.05
301.14
254.30
318.76
268.73
326.59
296.04
364.39
276.96
335.05
278.39
345.01
277.95
328.54
Jan
Feb
Mar
Apr
May
June
Jul
Aug
Sept
Oct
Nov
Dec

MANAGEMENT DISCUSSION AND ANALYSIS

Management of Expressways

Continued efforts to raise the Company's professionalism in managing expressways is essential to improve its core capability. In 2001, the Company continued to step up its road management, both in the static and in the dynamic aspects. It adhered firmly to having roads managed in accordance with the laws and standards, and having enforcement being carried out in a civil manner; also, the road inspection system has improved, whereby road inspections were carried out around the clock, and measures were taken to prevent any illegal or irregular acts, and were stopped when found. In this way, both the road assets and the rights of these roads were protected, thereby safeguarding the safe and smooth passage of the expressways' traffic.

Upgrading of the three key systems of Shanghai-Nanjing Expressway, namely, toll collection, communication and monitoring produced good results for a reliable safeguard for the production and operating services of the Company.

In 2001, the Company took further efforts in building up a sound maintenance system, whereby engineering and maintenance works have now separated to become the management and maintenance divisions. By means of this, much efforts were made to take preventive maintenance measures, and close attention was paid to address road conditions, thereby ensuring that a good road condition rate of over 95% was attained. Moreover, a scientific way of road maintenance had been adhered to, with new materials, techniques, technologies and equipment being adopted extensively, a huge technological reserve has been in place in preparation for a major overhaul.

Non-core Operations









In respect of non-core operations, Operation Development Company and Modern Road and Bridge Company were established by the Company as a quasi-legal person entity, on the basis of the existing resources, and by means of exploring operations together with strengthened management, opening up channels and leveraging on the competitive edges of the expressways to move onto various forms of operations, good results were attained.

In 2001, revenue from other operations of the Group of approximately RMB 293,790,000 and a profit of approximately RMB 22,915,000 was achieved. Advertising operation was expanded by marketing and sales efforts, and an advertising revenue of RMB 23,173,000 were achieved in 2001, representing a twofold increase over the previous year.

In completing the specific works to address the road condition of Shanghai-Nanjing Expressway, Modern Road and Bridge Company has also been market-oriented and made attempts in taking part in the competition at large. During the year, income from contracted works from outside amounted to RMB 20,919,000, and an operating profit of RMB 1,057,000 was achieved.

3. Other Assets

Nanjing-Shanghai Class 2 Highway

In addressing the year-on-year decline in the toll revenue of Nanjing-Shanghai Class 2 Highway, the Company established a unit to take charge of matters such as the management of toll collection of Nanjing-Shanghai Class 2 Highway at the end of 2000, and a series of measures had been adopted to place more emphasis on road management and inspection of toll collection. In this way, the declining trend of the toll revenue of Nanjing-Shanghai Class 2 Highway was halted.

In 2001, the daily average traffic volume passing through the toll stations of Nanjing-Shanghai Class 2 Highway was approximately 42,434 vehicles, representing an increase of 0.18% over the previous year, and the daily average toll revenue was approximately RMB 616,300, which was more or less the same level as 2000.

Due to the formation and continued development of the road network in the peripheral areas of Nanjing-Shanghai Class 2 Highway, detour by vehicles remain a common phenomenon. In addressing the situation, the Company has carried out a study on the relocation of toll collection stations along Nanjing-Shanghai Class 2 Highway, and the relevant proposal has been submitted to the provincial government for approval. It is anticipated that by a reasonable relocation of these toll stations, detour by vehicles can be reduced, hence an increase of revenue can be achieved.

Nanjing Section of Nanjing-Lianyungang Highway

In the wake of the expressway from Beijing to Shanghai having been fully opened to traffic, the redistribution of traffic flows and the sectional repair works being carried out on parts of the Nanjing Section, in 2001, both the traffic volume and toll amount of Nanjing Section of Nanjing -Lianyungang Highway saw a downward trend. The daily average number of vehicles using the highway was 9,450 vehicles and the daily average toll revenue was RMB 138,100, representing a decrease of 4.93% and 6.17% respectively over the previous year.

Guangjing Expressway and Xicheng Expressway

With the expressway from Beijing to Shanghai fully opened to traffic, its dragging effect as a main artery emerges with time. As an integral section , the traffic volumes of Guangjing Expressway and Xicheng Expressway reached historical highs. In 2001, the daily average traffic volume of Guangjing Expressway was 13,562 vehicles, and the daily average toll revenue was approximately RMB 236,000, representing an increase of 51.08% and 53.36% respectively over the previous year; the daily average traffic volume of Xicheng Expressway was 12,049 vehicles, and the daily average toll revenue was approximately RMB 307,700, representing an increase of 34.43% and 44.58% respectively over the previous year. In 2001, the profit of Guangjing Xicheng Co., contributed to the Group was RMB 72,633,000.

Jiangyin-Yangtze Bridge

Since February, 2001 when the toll rates of Jiangyin-Yangtze Bridge were adjusted, toll revenue saw a substantial increase. Moreover, as an essential and integral part of the expressway from Beijing to Shanghai, growth in its traffic volume was sustained. In 2001, the daily average traffic volume passing through the bridge was 15,555 vehicles, and the daily average toll revenue was RMB 700,400, representing an increase of 9.83% and 52.01% respectively over the previous year, and both the traffic volume and the toll revenue will continue to enjoy growth. On 4th September, 2001, the Company increased its shareholding in Jiangsu Yangtze Bridge Co., Ltd. by 8.83%, which contributed a profit of of RMB 9,496,000 to the Company for 2001 and represented a new growth area in profit for the Group.

(4) FINANCIAL ANALYSIS

The Company adopts a financial policy which is proactive yet prudential. It reviews its debt portfolio regularly and makes any necessary change as it arises, so that risks of investment are strictly under control, thereby maximizing the interests of both the Company and the shareholders.

Capital expenditure and financial resources

In 2001, the Group has implemented capital expenditure of approximately RMB 590,867,000, the details are as follows :

		RMB '000
1.	Investment in Guangjing Xicheng Co. (proceeds from H share issue)	109,071
2.	Acquisition of an additional interests of 8.83% in Yangtze Bridge Co.	244,190
	(partly, proceeds from A share issue)	141,830
3.	Upgrading and revamping works of its three major systems	
	(proceeds from H share issue)	84,812
4.	Other contracts relation to Shanghai-Nanjing Expressway	10,964

The above capital expenditure, was funded by the proceeds from H Shares and A Shares issued by the Group and the Group's working capital.

Management of cash and liabilities

As an operator of toll expressways, the Group has been able to maintain a relatively stronger cash inflow from its ordinary operations since it started to operate, and its has solvency position has been strong. In 2001, the cash inflow from operating activities was 1,092,958,000, representing an increase of 19% over last year; cash and cash equivalent at the end of the year amounted to RMB 891,934,000. Accordingly, the management considers that the Group has no liquidity problem.

As at 31st December 2001, the Group had a total of RMB 891,934,000 in cash and cash equivalents, as well as bank borrowings of RMB 265,016,000:

	As at 31st December, 2001 The Group (RMB '000)
Cash and cash equivalents	891,934
Cash at hands	243
Fixed deposits	79,660
Saving deposits	695,720
Short-term investment in RMB	116,311
Total :	891,934
Borrowings	265,016
Short-term bank borrowings	210,000
Long-term bank borrowings	55,016

Solvency position

		RMB '000
At the end of 2001, the borrowings of the Company were as follows:		
1.	Repayable within one year	214,703
2.	Repayable after one year, within two years	4,703
3.	Repayable after two years, within five years	14,109
4.	Repayable after five years	31,501
Total:		265,016

Notes:

1. The long-term bank loans is calculated at fixed interest rates, the facility of which amounts to US$ 9,800,000 in total. The interest rate for the Spanish government loan was 1%, and the interest rate for the buyer's credit loan was 6.7%. Both the government loan and the buyer's credit loan amounted to US$ 4,900,000.

2. The short-term bank loans were calculated at fixed interest rates varying between 5.58% and 5.85%, which were fully repaid in January, 2001.

3. The management of the Company believes that the Company has sufficient capital for repayment of due bank borrowings

Cash and bank deposits

The interest expenses for 2001 amounted to RMB 20,287,000 (of which RMB 1,223,000 represented the capitalization of interest for construction in progress), interest income amounted to RMB 33,736,000, including interest income from bank deposits, long-term accounts receivables and investment held to maturity amounted to RMB15,909,000, RMB10,750,000 and RMB7,077,000, respectively.

Short-term investments

The Group entrusted to asset management and treasury bonds with its own capital. While these investments represented its risk control, they were also meant to maximize the return of idle capital. Such investments represented part of the cash management of the Group. Apart from RMB7,077,000 of interest income from investment held to maturity stated, the Company has received the gains from these short-term investments for 2001 amounted to RMB 10,210,000.

Risk on the rates of foreign exchange

The Group has no material foreign exchange risks. The Group obtained a loan from the Spanish Government in 1998 equivalent to US $9,800,000. As at 31st December 2001, the balance of the loan was US $6,645,000, but the Group has currently a foreign exchange deposit of US $6,142,500 which offset the foreign exchange risks.

Capital Structure of the Group

The Capital structure of the Group as at 31st December 2001 and the figures for 2000 for comparison are as follow:

	As at 31st December 2001		As at 31st December 2000	
	RMB '000	**% change**	RMB '000	% change
Shareholders' equity	**12,503,534**	**93.8**	12,115,691	90.4
Minority interests	**378,845**	**2.8**	343,951	2.6
Liabilities at fixed interest rates	**265,016**	**2.0**	626,723	4.7
Liabilities at floating interest rates	**—**	**—**	—	—
Interest free liabilities	**187,289**	**1.4**	313,743	2.3
Total	**13,334,684**	**100**	13,400,108	100
Gearing ratio:	**3.39%**		7.02%	

Ageing analysis of prepayments and other accounts receivable

	The Group			
	As at 31st December 2001		As at 31st December 2000	
	Amount RMB'000	**% over the balance of the account**	Amount RMB'000	% over the balance of the account
Ageing of balance				
within 1 year	**47,680**	**84.22%**	38,923	92.17%
1 - 2 years	**7,455**	**13.17%**	3,308	7.83%
2 - 3 years	**1,480**	**2.61%**	—	—
over 3 years	**—**	**—**	—	—
Total	**56,615**	**100.00%**	42,231	100.00%

Accounts receivable of the Group arose from the road repair and maintenance fees of Modern Road and Bridge Company which were receivable from third parties.

Ageing Analysis of construction fee payable

	The Group			
	As at 31st December 2001		As at 31st December 2000	
	Amount RMB'000	**% over the balance of the account**	Amount RMB'000	% over the balance of the account
Balance of the account				
within 1 year	**45,661**	**67.11%**	9,052	5.42%
1 - 2 years	**364**	**0.53%**	151,122	90.48%
2 - 3 years	**16,214**	**23.83%**	6,857	4.10%
over 3 years	**5,802**	**8.53%**	—	—
Total	**68,041**	**100.00%**	167,031	100.00%

(5) PROBLEMS AND DIFFICULTIES ARISING IN THE COURSE OF OPERATION

As the macroeconomic regulation policies of the State continue to favour infrastructure, the Company with its strengths in infrastructure projects as well as its internal scientific and sound management will continue to have a steady increase in operating revenue. The Company encountered no material problems or difficulties.

(6) INVESTMENTS MADE BY THE COMPANY

Please refer to the section headed "Major Events" in this report.

(7) BUSINESS DEVELOPMENT AND PLANS IN THE YEAR TO COME

Following China's official accession to the WTO, with its geographical and economic strengths, Jiangsu Province is positioned to enter a new and more rapid phase of economic development, thereby bringing forth new opportunities to the Company's growth. At the same time, with the further liberalisation of the market and further convergence with the world at large, when both qualified human resources and capital are sufficiently circulated, and when competition from outside becoming keener, the Company will come up with tremendous changes in the market environment and rules, hence new challenges.

A firm and steady development remains the Company's theme of its operations. In 2002, the Company will aim at modernizing its corporate systems, whereby a modern corporate structure and a system of management are to be established and consolidated, and decision making shall be scientific, acts and services shall be standardized, inspection shall be systemized, thereby raising the management standards to the fullest extent in order to cope with the challenges that will come up following China's accession to the WTO.

On the basis of the sustainable development of the Company, in 2002, the Company will proceed with the strategic study on its development for both the near term and the medium term, the feasibility study on the expansion works to be carried out on the Jiangsu section and the Nanjing-Shanghai Class 2 Highway, and will implement the relocation of the Nanjing-Shanghai Class 2 Highway and fully explore the potential of toll imposition. These are all aimed at enhancing the cost-effectiveness of these two roads.

Toll roads, which provides huge cash flow and solid foundation for the Company development, will continue to be the core operations of the Company. The Company will continue to take part in the investment in or acquisition of quality infrastructure facilities and toll roads with a view to create new areas of profit growth, thereby giving new momentum to the Company's development and further expand the size of the Company's assets. The Company will complete the acquisition of 33.33% of the shareholding in Jiangsu Sujiahang Expressway Co., Ltd., and move to cross-industry development.

The Company will be proceeding with its objective to implement the ISO9000 series of quality accreditation efforts in full swing and will complete the establishment of the system with a view that test operation under the system can be put in place by the end of the year. These efforts are meant to raise both the management and service standards of the high-grade roads operated by the Company, so as to establish the Company as the leader among the toll road operators.

The Company will establish a series of mechanisms in line with modern corporate systems in order to improve the way resources are being managed. It will carry out the planning of human resources in accordance with the development planning of the Company, and employees are to be recruited and trained with such purpose; a reasonable structure of remuneration and a performance appraisal and incentive assessment system will be established, whereby human resources of the Company will be deployed in a rational manner, and those who are suitable for the Company's future development are cultivated and retained.

Chen Xianghui
General Manager

Nanjing, the PRC
8th April 2002

REPORT OF THE SUPERVISORY COMMITTEE

(I) SUPERVISORY COMMITTEE MEETING DURING THE REPORTING PERIOD

1. **At the second session meeting of the Third Supervisory Committee held on 20th February 2001**

   The following resolutions were considered and passed: proposal of appointment of Mr. Xu Yang, Mr. Du Wen Yi and Ms. Ma Ning as the Supervisors; approval of resignation of Mr. Geng Liu Yu, Mr. Wu Zan Ping, Mr. Xing Guo Qiang from the positon of Supervisors due to change of job.

   Announcement of the resolutions passed was published on China Securities Daily, Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 21st February 2001.

2. **The third session of the Third Supervisory Committee Meeting held on 23rd March 2001**

   The Annual Report for 2000 was reviewed thoroughly and approved at the meeting.

3. **The fourth session meeting of the Third Supervisory Committee held on 11th April 2001**

   The following resolutions were considered and passed: approval of the Report of Supervisor Committee for 2000.

   Announcement of the resolutions passed was published on China Securities Daily, Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 12th April 2001.

4. **The fifth session meeting of the Third Supervisory Committee held on 21st August 2001**

   The following resolutions were considered and passed: approval of the Interim Results and Summary for 2001.

   Announcement of the resolutions passed was published on China Securities Daily, Shanghai Securities Daily, South China Morning Post and Hong Kong Economic Times on 22nd August 2001.

(II) REPORT OF THE SUPERVISORY COMMITTEE

To: All shareholders

Pursuant to the Company Law of the People's Republic of China and the Articles of Association of the Company, the Supervisory Committee of the Company has faithfully discharged its duties during the year 2001 in respect of the management, operation, cost-effectiveness and development of the Company as prescribed by the Articles of Association of the Company for the purpose of safeguarding the lawful interests of the Company and its shareholders, within the framework as laid down by the Governance Standards and the Listing Rules. In accordance with the principal of integrity, we discharged our duties in an active, pragmatic and cautious manner.

We attended Board meetings and work meetings of the General Manager, took part in major activities of the Company and exercised to the fullest and widest extent effective supervision on the management behavior of the Company's directors, management and senior management as well as the decision-making process of the Company. We put forward our independent opinions to the following matters:

1. Operating status according to laws and regulations

We consider the Company's directors and senior management have complied with the requirements as stipulated in the relevant laws and regulations, the Company's Articles of Association, the Governance Standards and the Listing Rules in their daily management practices, discharged their duties, established comprehensive internal control system, and had operated in an active, cautious and diligent manner within our team, bearing in mind the best interests of the Company. We also consider the Company's process of decision-making is lawful and effective.

During the year, the Company was not involved in any material litigation or proceedings. All directors and managers had operated in strict compliance with the Listing Rules governing listed companies and their management practices are in line with national laws and regulations, the Articles of Association of the Company and the interests of its shareholders. We have not found any of their acts in breach of the laws and regulations and the provisions of the Articles of Association of the Company or infringing the interests of the Company or its shareholders when discharging their duties.

2. Financial conditions of the Company

We have reviewed the Report of the Board of Directors and the Report of General Manager, as well as the 2001 financial statements and the dividend distribution scheme submitted to the general meeting for approval. We are of the view that the financial payments position and operating results of the Company are fairly and correctly reflected and that all the expenses are reasonable. The distribution of dividend is in the interest of domestic and overseas shareholders as well as the long-term development of the Company and is made after the allocation of surplus and public welfare fund according to the relevant laws, regulations and the Articles of Association of the Company. We are satisfied with the results of the year 2001.

The Supervisory Committee endorsed the unqualified 2001 Financial Report of the Company issued by Arthur Andersen & Co. for submission to the general meeting. The financial data in the report fairly and correctly reflected the actual situation of the Company.

3. Use of proceeds

We consider that the Company has been actively involved in the acquisition of shares in Yangtze Bridge Co. as set out in the prospectus, after A share issue was successfully launched. As at 31st December 2000, RMB 472,670,218 was used to acquire 17.83% equity interest in Yangtze Bridge Co., while the balance of RMB 141,829,782 was further used to acquire 188,650,000 shares, representing 8.83% equity interest in Yangtze Bridge Co.. The shortfall of RMB 102,359,721.25 was paid out of the Company's own capital. As such, Yangtze Bridge Co. has become the Company's associated company, with 26.66% shareholding interests. As at 31st December 2001, all the proceeds from A share issue was used as set out in the prospectus. The acquisition procedures were undertaken in compliance with laws and regulations.

4. Acquisition and disposal of assets

We believe that the acquisition of shares in Yangtze Bridge Co. is in strict compliance with resolutions of the general meeting. The transaction price was determined at arm's length, and the Supervisory Committee is not aware of any insider dealing, breach of any resolution or action prejudicial to the interests of any shareholder or asset of the Company.

5. Connected Transactions

We consider that all contracts, agreements and other documents relating to connected transactions during the year have been properly disclosed by the Company. Such contracts and agreements are at arm's length and in compliance with requirements of laws without prejudicing interests of the Company or its shareholders. The signing and approving procedures also comply with requirements of laws. The connected transactions have been entered in strict compliance with principle of being "fair, equitable and open" and the interests of the Company and its shareholders have been fully safeguarded, so that none of the interests of the Company nor its shareholders are prejudiced.

The Supervisory Committee was satisfied with the achievement of the Company for 2001 and would like to express our sincere thanks to the hardwork of the Board of Directors and the management. At the same time, we would like to express our sincere thanks to the concern and support which the shareholders have been giving to the Company, and to the trust towards the Supervisory Committee. The members of the Supervisory Committee pledge to conscientiously render our services and effectively supervise the Company for the benefit of the Company to protect interests of the shareholders and for the profit maximization of the Company.

By order of the Supervisory Committee

Zhong Zhang Wan
Chairman of the Supervisory Committee

Nanjing, the PRC
8th April 2002

(1) MATERIAL LITIGATION OR ARBITRATION

The Company has not been involved in any material litigation or arbitration.

(2) ACQUISITION OF ASSETS

The Company applied a sum of RMB 141,829,782 from the balance of proceeds raised from the issue of A shares to acquire 188,650,000 shares in Yangtze Bridge Co. (representing 8.83% of the total share capital of the Yangtze Bridge Co.) held by 國家開發投資公司 (National Communications Investment Enterprise Company). An acquisition agreement was entered into with National Communications Investment Enterprise Company on 4th September 2001, the total consideration of which being RMB 244,189,503.25, the shortfall of the consideration was funded by the working capital of the Company.

Yangtze Bridge Co. is mainly engaged in the operation, management and collection of toll from vehicles using the Jiangyin Yangtze Bridge. Jiangyin Yangtze connects the Guangjing Expressway and Xicheng Expressway. The Company holds 85% of shareholding in both of these expressways. As such, a thoroughfare is formed connecting the Nanjing Nantong Highway and Xinjiang-Jiangdu Expressway on the North, and Shanghai-Nanjing Expressway on the south, making it an important section of the national trunk from Tongjiang to Sanya and the national trunk from Beijing to Shanghai.

Upon the completion of the acquisition, Yangtze Bridge Co. has become an associated company in which the Company holds a 26.66% interest. The acquisition has expanded the existing asset base of the Company and is complementary to the key growth areas of the Company's operations. The Board of Directors of the Company considers that with the Company's share in the profit of Yangtze Bridge Co. being increased by the acquisition, it will consequently become the new profit growth areas of the Company.

(3) RELATED PARTY TRANSACTION OF MATERIAL IMPORTANCE

Parties are considered to be related, i.e. one of the parties has the ability, either directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial or operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

1. Related parties of the Company

Name	Relationship
Communications Holding	The ultimate shareholder of the Company
Guangjing Xicheng	A Subsidiary of the Company
Shuangshilou	A Subsidiary of the Company
Jiangsu Bus	An Associate of the Company

2. Related Party Transaction

In 2001, the Company had the following transaction of material importance with related companies:

Jiangsu Communications Holding Ltd.

The Company obtained a banking facility from the Jiangsu branch of the Bank of China in the amount of approximately US$ 9,800,000 (equivalent to RMB 81,140,000) in 1998, which was intended to be used in purchasing machinery and equipment to be imported. On 31st December 2001, the balance of the undrawn facility amounted to approximately US$ 2,912,000 (equivalent to RMB 18,142,000 (2000: US$ 3,741,000, equivalent to RMB 30,979,000)). The above facility was guaranteed by Jiangsu Communications Holding Ltd.

As for the contract, agreement and any other documents in relation to the aforesaid related party transaction, the Company had made full disclosure. The contracts and agreements are in compliance with the requirements of the law both in form and in substance, and are fair and reasonable and in no way prejudicial to the interests of the Company and shareholders, and they have been executed and approved in accordance with the necessary procedures, which are also in compliance with the law. As the related parties in a related party transaction is the controlling shareholder of the Company, that is, Communications Holding, the Company has taken steps to protect the interests of minority shareholders, such that none of the interests of the minority shareholders shall be prejudiced.

The independent non-executive Directors of the Company have reviewed the related party transaction referred to above, and confirmed that:

a. the transaction have been entered into by the Company in the ordinary course of its business;

b. the transactions have been entered into either: (1) on normal commercial terms (the expression of which will be construed by reference to transactions of a similar nature and to be made by similar entities within the PRC); or (2) where there is no available comparison, on terms that are no less favourable than terms available to or from third parties.

c. the transactions are fair and reasonable so far as the shareholders of the Company are concerned.

(4) MATERIAL CONTRACTS AND THEIR PERFORMANCE

1. Material trusts, subcontracting or leasing

As at 31st December 2001, the Company had no material trusts, subcontracting or leasing arrangement.

2. Material guarantees

As at 31st December 2001, the Company had not provided any guarantee to any shareholder or related party or any other companies.

3. Entrusted financial management

During the reporting period, the Company placed for short-term entrusted investment management a sum of RMB 210,000,000 from its own capital. An entrusted asset management agreement for an amount of RMB 100,000,000 was entered into with Guotong Securities Co., Ltd. for a term from 19th March, 2001 to 19th March 2002 and an entrusted asset management agreement for an amount of RMB 110,000,000 was entered into with Suzhou Investment Company Limited for a term from 10th May 2001 to 10th May 2002. The aforesaid entrusted investment management had been approved by the Company's management. As at 31st December 2001, as the entrusted management agreements had not yet been due, the Company did not carry out any account settling. Considering the book value of the entrusted capital, it appears to be a break-even, and it is not necessary for the Company to make any provision as to the diminution in value of the investment for the time being. When the entrusted management agreements expire, the Company will withdraw the entrusted capital, and there is no intention for any entrusted financial management plan.

4. Other material contracts

As at 31st December 2001, material contracts being performed by the Company include the followings:

(1) In respect of the loan contracts (being performed) between the Company and the relevant bank with amount of RMB 587,363,768, which was guaranteed by Communications Holding. The major contract thereof was the refinancing agreement entered into by the Company (as borrower) and Bank of China Jiangsu Branch (as lender or "reloan bank") in Nanjing on 15th October 1998, pursuant to which: (1) amount granted and its use: as set out in the agreement the loan shall be used to satisfy the US$9,804,269.50 foreign exchange requirement of the aggregate contractual amount of the commercial contract between China Import and Export Co., Ltd. and exporter INDRASCA, S.A in respect of the equipment and technology for Shanghai-Nanjing Expressway; (2) tenure: subject to the "Foreign Loan Agreement", the loan amount comprising governmental share could be withdrawn within 12 months after the commercial contract becomes effective and its initial repayment shall be made on 16th January 2007. The tenure of the loan shall be 30 years, with a grace period of 10 years and repayment period of 20 years. The loan shall be repayable by 40 equal semi-annual installments; the loan amount comprising the buyer's credit shares could be withdrawn within 10 months after the effective date of the commercial contract, and its initial repayment shall be made not later than July 1999. The tenure of the loan shall be 7 years. The loan shall be repayable by 14 equal semi-annual installments.

(2) The Company entered into a contract entitled "Contract on Management of Operation and Maintenance of Nanjing Section of Nanjing-Lianyungang Expressway" (being executed) with the Nanjing-Lianyungang Expressway Management Office on 8th April 1999, pursuant to which, the Management Office was entrusted by the Company for the management of operation and maintenance of the Nanjing Section of Nanjing-Lianyungang Expressway, for a fee equivalent to 17% of the aggregate toll revenue of the section each year. The amount paid by the Company for 2001 totalled RMB 8,570,100.

(5) UNDERTAKINGS

1. The Board of Directors of the Company has undertaken, in respect of the profit distribution proposal for 2001, one dividend distribution of no less than 50% of the net profit of the year.

   The profit distribution proposal for 2001 had been resolved by the Board of Directors. For details of the distribution, please see the section headed "Profit Distribution Proposal for the Year" in the Report of the Board of Directors.

2. During the reporting period, shareholders holding 5% or more of the shares capital of the Company had not made any disclosure either in the designated press or on websites regarding any undertakings.

(6) APPOINTMENT OF ACCOUNTANTS

There has not been any change of auditors in the past three years.

At the General Meeting held on 8th June 2001, the Company resolved to retain Arthur Andersen & Co. and Arthur Andersen • Hua-Qiang Certified Public Accountants as the Company's overseas and domestic accountants.

In 2001, the audit fees paid to the Company's accountants amounted to RMB 1,250,000. The Company had not paid any other expenses. The traveling expenses were paid by itself. There was no expenses affecting its independence. The auditor has not provided other consultancy services other than auditing.

The audit fee for 2000 amounted to RMB 1,250,000.

Starting from 2002, the audit fees to be paid to its accountants shall be proposed by the Board of Directors to the General Meeting for approval and confirmation.

(7) REGULATORY PUNISHMENT

During the year, there was no regulatory punishment imposed against the Company, any of its Directors or Senior Management Officers, nor was there any other public censure.

(8) OTHER MAJOR EVENTS

Merging of Guangjing Co. and Xicheng Co.

In order to reduce costs and streamline the corporate structure and enhance efficiency, the merger of the subsidiaries of the Company, Guangjing Expressway Co., Ltd. and Xicheng Expressway Co., Ltd., was completed on 12th April 2001 (being the date when the business license of the Jiangsu Guangjing Xicheng Expressway Co., Ltd. was issued). The shareholding of the Company in Guangjing Xicheng was the same as the respective original shareholdings (85%) in Guangjing Co. and Xicheng Co., and the newly merged company shall assume all the assets and liabilities of Guangjing Co. and Xicheng Co.

Investment in Shuangshilou Hotel Co., Ltd.

In November, 2001, the Company established Shuangshilou Hotel Co., Ltd. with Gulou Service Company at Hunan Road, Gulou District, Nanjing. The Company's investment amounted to RMB 960,000, representing 95.05% of the capital of such company. Shuangshilou is engaged in the production and sales of Chinese food.

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 9th session meeting of the Third Board of Directors of Jiangsu Expressway Company Limited resolved to convene the Annual General Meeting for the year 2001 at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Tuesday, 28th May 2002 for the following purposes:

1. To review and approve the annual report of the Board for the year ended 31st December 2001;

2. To review and approve the report of the Supervisory Committee for the year ended 31st December 2001;

3. To review and approve the audited accounts and the auditors' report for the year ended 31st December 2001;

4. To approve the re-appointment of Arthur Andersen & Co and Arthur Andersen ∘ Hua-Qiang Certified Public Accountants as the Company's international auditor and domestic auditor, and to fix the aggregate remuneration be RMB 1,250,000 per annum;

5. To approve the profit distribution scheme in respect of the final dividends of the Company for the year 2001:

   The Board meeting on 8th April 2002 proposed a cash bonus of RMB 1.25 for every 10 Shares (tax included);

6. To review and approve the following changes in respect of Directors and Supervisors;

   Directors:

   1) To elect Mr. Wang Guo Gang as an Independent Director of the Company, and to approve the signing of a service contract with him for a term of three years;

   2) To elect Mr. Yang Xiong Sheng as an Independent Director of the Company, and to approve the signing of a service contract for a term of three years;

   3) To elect Mr. Zhang Wen Sheng as a Director of the Company, and to approve the signing of an appointment contract for a term of three years;

   4) To agree the resignation of Mr. Li Da Peng from his office as a Director, and to approve the signing of a service termination contract with him;

   5) To agree the resignation of Mr. Liu Bu Cun from his office as a Director, and to approve the signing of a service termination contract with him;

   6) To agree the resignation of Mr. Zhu Yao Ting from his office as a Director, and to approve the signing of a service termination contract with him;

Supervisors:

1) To elect Mr. Zhang Cheng Yu as a Supervisor of the Company, and to approve the signing of a service contract with him for a term of three years;

2) To agree the resignation of Mr. Du Wen Yi from his office as a Supervisor, and to approve the signing of a service termination contract with him;

7. To review and approve the amendments to the Articles of Association of the Company;

8. To review and approve the "Procedural Rules for the shareholders general meetings";

9. To review and approve the "Procedural Rules for the Board of Directors";

10. To review and approve the "Procedural Rules for the Supervisory Committee";

11. To review and approve the "Bye-laws in respect of duties of independent Directors";

12. To review and approve the "Procedural Rules for the Strategic Committee of the Board";

13. To review and approve the "Procedural Rules for the Nominating, Salary and Review Committee of the Board";

14. To review and approve the "Procedural Rules for the Audit Committee of the Board";

15. To review and approve the connected transaction; to approve the "Agreement in respect of the sale and purchase of equity in the Jiangsu Sujahang Expressway Co., Ltd.";

16. To review and approve the proposal of reduction in the beginning balance of the Retained Profits of the Company for the year 2001 for the sum of RMB 23,628,000 resulting from loss due to sale of staff quarters;

17. To handle any other matters as may be necessary.

Note: Please refer to the website of Shanghai Stock Exchange (www.sse.com.cn) for details of resolutions Nos. 7, 8, 9, 10, 11, 12, 13 and 14.

By Order of the Board
Yao Yong Jia Lam Che Wah
Board Secretary

Nanjing, the PRC

9th April 2002

NOTICE OF THE ANNUAL GENERAL MEETING

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 26th April 2002 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the annual report by 7th May 2002. Further details are set out in the confirmation slip and explanation thereto.

(2) Registration of transfers of H shares will be suspended by the Company from 26th April 2002 to 28th May 2002 (both days inclusive). Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to the Registrar of shares of the Company, on 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, no later than 4:00 p.m. on Thursday 25th April 2002. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

(3) A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the meeting.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office of the meeting not less than 24 hours before the time appointed for holding of the meeting. The form of proxy for use at the meeting will be despatched to shareholders.

(5) The meeting will last for half day. Shareholders attending the meeting will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, the PRC.
Postal Code: 210004
Tel: 025-4200999 (ext. 4706/4716)
Fax: 025-4466643, 4207788

Financial Statements

AUDITORS' REPORT

TO THE SHAREHOLDERS OF JIANGSU EXPRESSWAY COMPANY LIMITED

We have audited the accompanying consolidated balance sheet of Jiangsu Expressway Company Limited (the "Company") and its subsidiaries (hereinafter together with the Company referred to as the "Group") as of 31st December, 2001 and the related consolidated statements of income, changes in equity, and cash flows for the year then ended, and balance sheet of the Company as of 31st December, 2001. These financial statements set out on pages 65 to 112 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of the Group and the balance sheet of the Company give a true and fair view of the financial positions of the Group and the Company as of 31st December, 2001, and of the results of the operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards, as published by the International Accounting Standards Board, and comply with the disclosure requirements of Hong Kong Companies Ordinance.



Certified Public Accountants

Hong Kong, the People's Republic of China
8th April, 2002

CONSOLIDATED BALANCE SHEET

As at 31st December, 2001
(Expressed in thousands of Renminbi)

	Note	2001	2000
ASSETS			
Non-current assets			
Property, plant and equipment	3	9,903,191	10,126,483
Land use rights	4	1,610,256	1,637,477
Investment in associates	6	702,172	52,194
Long-term investment	6	—	472,670
Long-term receivable, net of current portion	7	73,157	81,067
Intangible assets	8	79,155	3,188
Total non-current assets		12,367,931	12,373,079
Current assets			
Inventories		5,815	6,755
Prepaid tax	20	3,482	—
Prepayments and other receivables	9	56,615	42,231
Amounts due from associates	6	997	—
Current portion of long-term receivable	7	7,910	7,050
Short term investments	10	116,311	—
Cash on hand and bank deposits	11	775,623	970,993
Total current assets		966,753	1,027,029
TOTAL ASSETS		13,334,684	13,400,108

CONSOLIDATED BALANCE SHEET

As at 31st December, 2001
(Expressed in thousands of Renminbi)

	Note	2001	2000
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	12	5,037,748	5,037,748
Reserves	13	7,465,786	7,077,943
Total shareholders' equity		12,503,534	12,115,691
Minority interests		378,845	343,951
Non-current liabilities			
Long-term borrowings, non-current portion	14(b)	50,313	43,286
Deferred tax liabilities	15, 20	14,351	—
Total non-current liabilities		64,664	43,286
Current liabilities			
Short-term borrowings	14(a)	210,000	580,000
Current portion of long-term borrowings	14(b)	4,703	3,437
Payables on construction projects		68,041	167,031
Other payables		92,228	92,818
Provision for tax	20	—	31,499
Dividends payable	21	12,669	22,395
Total current liabilities		387,641	897,180
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		13,334,684	13,400,108

The accompanying notes form an integral part of this consolidated financial statement.

The consolidated financial statement was approved by the Board of Directors on 8th April, 2002.

Shen Changquan
Chairman

Chen Xianghui
Director and General Manager

BALANCE SHEET

As at 31st December, 2001
(Expressed in thousands of Renminbi)

	Note	2001	2000
ASSETS			
Non-current assets			
Property, plant and equipment	3	7,450,340	7,657,341
Land use rights	4	1,610,256	1,637,477
Investments in subsidiaries	5	771,553	786,788
Long-term amounts due from subsidiaries	5	1,398,242	1,277,370
Investment in associates	6	702,172	52,194
Long-term investment	6	—	472,670
Long-term receivable, net of current portion	7	73,157	81,067
Intangible assets	8	79,155	3,188
Total non-current assets		12,084,880	11,968,095
Current assets			
Inventories		5,276	6,697
Prepaid tax		7,260	—
Prepayments and other receivables	9	51,637	40,206
Amounts due from associates	6	997	—
Current portion of long-term receivable	7	7,910	7,050
Short term investments	10	116,311	—
Cash on hand and bank deposits	11	642,437	861,995
Total current assets		831,828	915,948
TOTAL ASSETS		12,916,708	12,884,043

BALANCE SHEET

As at 31st December, 2001
(Expressed in thousands of Renminbi)

	Note	2001	2000
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	12	5,037,748	5,037,748
Reserves	13	7,465,736	7,077,943
Total shareholders' equity		12,503,534	12,115,691
Non-current liabilities			
Long-term borrowings, non-current portion	14(b)	50,313	43,286
Deferred tax liabilities	15, 20	14,351	—
Total non-current liabilities		64,664	43,286
Current liabilities			
Short-term borrowings	14(a)	210,000	580,000
Current portion of long-term borrowings	14(b)	4,703	3,437
Payables on construction projects		50,242	15,909
Other payables		75,776	81,902
Provision for tax	20	—	30,817
Dividends payable	21	7,789	13,001
Total current liabilities		348,510	725,066
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		12,916,708	12,884,043

The accompanying notes form an integral part of this financial statement.

The financial statement was approved by the Board of Directors on 8th April, 2002.

Shen Changquan
Chairman

Chen Xianghui
Director and General Manager

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December, 2001

(Expressed in thousands of Renminbi ("RMB"), except for earnings per share)

	Note	2001	2000
Revenue, net	16	1,829,552	1,542,952
Operating cost		(801,792)	(658,920)
Gross profit		1,027,760	884,032
Administrative expenses		(53,817)	(33,954)
Other operating income (expenses), net		4,690	(16,562)
Profit from operations		978,633	833,516
Finance income (cost)	17	13,906	(20,455)
Share of profit from associates		35,332	11,457
Profit before taxation and minority interests	18	1,027,871	824,518
Taxation	20		
- The Group		(161,337)	(123,008)
- Associate		(12,555)	(2,152)
Profit before minority interests		853,979	699,358
Minority interests		(12,739)	(11,052)
Net profit for the year		841,240	688,306
Dividends	21	629,718	453,397
Earnings per share	22		
- Basic		RMB 0.1670	RMB 0.1407
- Diluted		Not applicable	Not applicable

The accompanying notes form an integral part of this consolidated financial statement.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December, 2001
(Expressed in thousands of Renminbi)

				Reserves				
	Share Capital	Share Premium	Revaluation Reserve	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Retained Profits	Total Reserves	Total Equity
	Note 12			Note 13(a)	Note 13(a)	Note 13(b)		
Balance as of 1st January, 2000	4,887,748	5,265,954	5,518	146,606	73,304	824,775	6,316,157	11,203,905
Dividends declared during 2000 (Note 21)	—	—	—	—	—	(391,020)	(391,020)	(391,020)
Issuance of share capital	150,000	480,000	—	—	—	—	480,000	630,000
Issuance expenses	—	(15,500)	—	—	—	—	(15,500)	(15,500)
Transfer of revaluation reserve to retained profit	—	—	(5,518)	—	—	5,518	—	—
Profit for 2000	—	—	—	—	—	688,306	688,306	688,306
Profit appropriations:								
- Statutory surplus reserve fund	—	—	—	69,088	—	(69,088)	—	—
- Statutory public welfare fund	—	—	—	—	34,544	(34,544)	—	—
Balance as at 31st December, 2000	5,037,748	5,730,454	—	215,694	107,848	1,023,947	7,077,943	12,115,691
Dividends declared during 2001 (Note 21)	—	—	—	—	—	(453,397)	(453,397)	(453,397)
Profit for 2001	—	—	—	—	—	841,240	841,240	841,240
Profit appropriations:								
- Statutory surplus reserve fund	—	—	—	78,086	—	(78,086)	—	—
- Statutory public welfare fund	—	—	—	—	39,043	(39,043)	—	—
Balance as at 31st December, 2001	5,037,748	5,730,454	—	293,780	146,891	1,294,661	7,465,786	12,503,534

The accompanying notes form an integral part of this consolidated financial statement.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31st December, 2001
(Expressed in thousands of Renminbi)

	Note	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Cash generated from operations	23(a)	1,302,821	1,140,671
Interest paid		(19,064)	(108,217)
Income tax paid		(190,799)	(116,369)
Net cash generated from operating activities		1,092,958	916,085
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in an associate	6	(244,190)	—
Increase in long-term investment	6	—	(472,670)
Purchase of property, plant and equipment	23(b)	(167,569)	(501,076)
Interest received		38,458	21,401
Dividends received		3,959	4,503
Net cash used in investing activities		(369,342)	(947,842)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of share capital		—	618,345
Proceeds from short-term bank loans		680,000	1,395,000
Repayment of short-term bank loans		(1,050,000)	(1,380,000)
Proceeds from long-term bank loans		12,862	3,762
Repayment of long-term bank loans		(4,569)	(3,438)
Repayment of long-term debentures		—	(200,000)
Capital contributed by the minority shareholders		33,000	—
Dividends paid		(473,968)	(379,680)
Net cash (used in) from financing activities		(802,675)	53,989
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(79,059)	22,232
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		970,993	948,761
CASH AND CASH EQUIVALENTS, END OF YEAR	23(c)	891,934	970,993

The accompanying notes form an integral part of this consolidated financial statement.

(Expressed in Renminbi ("RMB") unless otherwise stated)

1. ORGANISATION AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Jiangsu Expressway Company Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on 1st August, 1992 as a joint stock limited company. The Company is principally engaged in the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway"), the Jiangsu section of the 312 National Highway (the "Nanjing-Shanghai Class 2 Highway"), Nanjing-Lianyungang Class 1 Highway-Nanjing Section ("Nanjing Section") and other toll roads in Jiangsu Province, and the provision of passenger transport services and other supporting services along the toll roads.

In June, 1997 and December, 2000, the Company issued 1,222,000,000 overseas public shares ("H shares") and 150,000,000 domestic public shares ("A shares") with a per value of RMB 1 each to its overseas and domestic investors respectively. The H shares and A shares were subsequently listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange.

In September, 1997, Jiangsu Xicheng Expressway Company Limited ("Jiangsu Xicheng") and Jiangsu Guangjing Expressway Company Limited ("Jiangsu Guangjing") were jointly established by the Company and Huajian Transportation Economic Development Centre. Jiangsu Xicheng and Jiangsu Guangjing are principally engaged in the construction, management and operation of Xicheng Expressway and Guangjing Expressway respectively. In September, 1999, the construction of these expressways was completed and these expressways were operational. As of 12th April, 2001, Jinagsu Xicheng took over Jiangsu Guangjing's assets and liabilities at book value and changed its name to Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng"). Jiangsu Guangjing has cancelled its legal registration.

In November, 2001, Nangjing Shuangshilou Hotel Co., Ltd. ("Shuangshilou") was jointly established by the Company and Gulou Service Company. Shuangshilou is principally engaged in the provision of Chinese food.

The Company, Guangjing Xicheng and Shuangshilou are collectively referred to as the Group.

The immediate and ultimate parent company of the Company is Jiangsu Communications Holding Company Ltd. (formerly known as Jiangsu Communication Investment Corporation), a state owned enterprise incorporated in the PRC. As of 31st December, 2001, the number of employees of the Company was 1,524 (2000: 1,561). The registered address of the Company is 69 Shigu Road Nanjing, Jiangsu, PRC.

2. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing financial statements of the Company and of the Group are as follows:

(a) Basis of presentation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board, effective as of 31st December, 2001, and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They are prepared under historical cost convention, except that investment held for trading and available for sale are stated at their fair value. This basis of accounting differs from that used in the preparation of the Company's and of the Group's statutory accounts which are prepared in accordance with PRC Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises ("Statutory Accounts"). The adjustments made to conform the statutory accounts of the Group to IFRS are shown in Note 26.

(b) Basis of recognition and measurement

Effective from 1st January, 2001, the Group adopted International Accounting Standards ("IAS") 39 "Financial Instruments - Recognition and Measurement". The financial effects of the adopting IAS 39 did not have a significant effect to the opening balances to these financial statements.

(c) Measurement currency

Based on the economic substance of the underlying events and circumstances relevant to the Group, the measurement currency of the Group has been determined to be the RMB.

(d) Principles of consolidation

The consolidated financial statements of the Group include those of the Company and its subsidiaries and also incorporate the Group's interest in associates on the basis as set out in Notes 2(e) and 2(f) below.

All intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively. The purchase method of accounting is used for acquired businesses. Results of subsidiaries and associates acquired or disposed during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(e) Subsidiaries

A subsidiary is a company in which the Company has control. Control exists when the Company has the power to govern the financial and operating policies of the subsidiary so as to obtain benefits from its activities.

In the Company's financial statements, investments in subsidiaries are accounted for using the equity method. An assessment of investments in subsidiaries is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

(f) Associates

An associate is a company, not being a subsidiary or a joint venture, in which the Company has significant influence. Significant influence exists when the Company has the power to participate in, but not control, the financial and operating decisions of the associate.

Investments in associates are accounted for using the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

(g) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally recognized as an expense in the period in which they are incurred. In situations where it is probable that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of properly, plant and equipment.

Depreciation of toll roads, structures and operating rights is provided for on the basis of a sinking fund calculation whereby annual depreciation amounts compounded at an average rate of 6%, 8%, 5%, 8% and 9% per annum for Shanghai-Nanjing Expressway, Nanjing-Shanghai Class 2 Highway, Nanjing Section, Xicheng Expressway and Guangjiang Expressway will approximate the total carrying value of the toll roads, structures and operating rights at the end of the concession period (Shanghai-Nanjing Expressway: 30 years; Nanjing-Shanghai Class 2 Highway: 15 years; Nanjing Section: 30 years; Xicheng Expressway: 30 years; Guangjing Expressway: 30 years).

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(g) Property, plant and equipment and depreciation (Cont'd)

Depreciation of property, plant and equipment other than toll roads, structures and operating rights is calculated using the straight-line method to write off the cost, after taking into account the estimated residual value of 3%, of each asset over its expected useful life. The expected useful lives of assets are the shorter of the expected useful lives of the assets or the remaining concession period. The expected useful lives of the assets of assets are as follows:

Buildings	30 years
Safety equipment	10 years
Communication and signalling equipment	10 years
Toll stations and ancillary equipment	8 years
Motor vehicles	8 years
Other machinery and equipment	5-8 years

The useful lives of assets and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

When assets are sold or retired, their costs and accumulated depreciation and accumulated impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

(h) Land use rights

Land use rights relate to the Shanghai-Nanjing Expressway are stated at cost less accumulated amortisation and accumulated impairment loss. Amortisation of land use rights are provided for on the basis of a sinking fund calculation whereby annual amortisation amounts compounded at an average rate of 6% per annum will approximate the total carrying amount of the land use rights at the end of the thirty-year concession period.

(i) Construction-in-progress

Construction-in-progress represents toll roads, structures and facilities, buildings and maintenance facilities under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs plus borrowing costs which include interest charges and exchange differences arising from foreign currency borrowings used to finance these projects during the construction period, to the extent these are regarded as an adjustment to interest costs.

Construction-in-progress is not depreciated until such time as the assets are completed and put into operational use.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(j) Intangible assets

Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the assets will flow to the enterprise, and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. The amortization period and the amortization method are reviewed annually at each financial year-end.

Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets acquired as at the date of the exchange transaction is recorded as goodwill and recognised as an asset in the balance sheet. The identifiable assets and liabilities recognized upon acquisition are measured at their fair values as at that date. Any minority interest is stated at the minority's proportion of the fair value. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses. Amortization of goodwill is included in operating profit. Goodwill is amortized on a straight-line basis over its useful life of ten years. The amortisation period and the amortisation method are reviewed annually at each financial year-end.

Other intangible assets

Other intangible assets are amortized on a straight-line basis over five years.

(k) Inventories

Inventories are stated at the lower of cost and net realizable value after provision for obsolete items. Cost, calculated on the first-in first-out method basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the year in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the year in which the reversal occurs.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(l) Receivables

Receivables are stated at the fair value of the consideration given and are carried at amortized cost, after provision for impairment.

(m) Cash and cash equivalents

Cash represents cash on hand and deposits with banks (or other financial institutions) which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(n) Investments

The Company adopted IAS 39, Financial Instruments: Recognition and Measurement on 1st January, 2001. Accordingly, investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 moths of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of investments are recognised on the trade date.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Gains or losses on remeasurement to fair value of trading investments and available-for-sale are included in the net profit or loss for the period.

Held-to-maturity investments are carried at amortized cost using the effective interest rate method.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(o) Taxation

The Company and its subsidiaries provide for Enterprise Income Tax ("EIT") on the basis of their statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes and after considering all available tax benefits.

Other taxes are provided in accordance with the prevailing PRC Tax regulations.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized.

In addition, there is no change of accounting policies as the result of the effectiveness of revised IAS 12 "Income Taxes", which is also effective from 1st January, 2001.

(p) Equity

(i) *Liabilities and equity*

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement on initial recognition.

Interest, dividends, losses and gains, relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instruments is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(p) Equity (Cont'd)

(ii) *Reserves*

(1) Share premium

Share premium represents premium arising from issuance of legal person shares, proceeds from the issuance of H shares and A shares in excess of their par value, net of expenses relating to the listing of the shares such as underwriting commissions, fees for professional advisors and promotional expenses, and also premium arising from the capitalisation of shareholder's loan and advances and land use rights.

(2) Revaluation reserve

The revaluation reserve arising from the valuation of the Company's property interests in six service areas and staff quarters along Shanghai - Nanjing Expressway and staff dormitory facilities resulting from the valuation carried out by the international asset valuer is recorded as revaluation reserve. Each year, the Group and the Company transfers an amount equal to the difference between the depreciation based on the revalued property, plant and equipment and that based on the historical cost of those assets, net of related deferred tax, from the revaluation reserve to retained profit.

Upon disposal of these assets in 2000, the related revaluation reserve balance has been transferred to retained profits.

(3) Statutory reserves

According to the articles of association of the Company, when distributing the net profit of each year, the Company shall set aside 10% of its net profit after tax (based on the Company's local statutory accounts) for the statutory surplus reserve fund ("SSRF") (except where the reserve balance has reached 50% of the Company's paid-up share capital), and for the statutory public welfare fund ("SPWF") at a percentage determined by the directors. The statutory surplus reserve can be utilised to offset prior years' losses or to increase capital. However, such statutory surplus reserve must be maintained at a minimum of 25 per cent. of share capital after such usage. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

The directors have resolved that the statutory public welfare fund is to be utilized to build or acquire capital items, such as dormitories and other facilities for the Company's employees, and cannot be used to pay for staff welfare expenses. Title to these capital items will remain with the Company.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(q) Minority interest

Minority interests included their proportion of the fair values of identifiable assets and liabilities recognised upon acquisition of a subsidiary.

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

(r) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized on the following bases:

(i) *Toll income*

Toll income represents mainly income from the operation of toll roads, net of revenue tax. Toll income is recognised on a receipt basis.

(ii) *Sales of petrol*

Sales of petrol are recognised when delivery has taken place and transfer of risk and rewards has been completed.

(iii) *Advertising income, emergency assistance income and sales of food and beverage ("Other Services")*

Revenue from rending other services is recognised when the services have been rended.

(iv) *Interest income*

Interest income is recognised on a time proportion basis that take into account the effective yield on the assets.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(s) Foreign currency transactions

Each entity within the group translates its foreign currency transactions and balances into its measurement currency by applying to the foreign currency amount the exchange rate between the measurement currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognised in the income statement in the period in which they arise.

(t) Borrowings and borrowing costs

Borrowings are initially recognized at the proceeds received, net of transaction costs. They are subsequently carried at amortised costs using the effective interest rate method, the difference between net proceeds and redemption value being recognized in the net profit or loss for the period over the life of the borrowings.

Transaction costs include fees and commissions paid to agents, advisers, brokers and dealers; levies by regulatory agencies and securities exchanges, and transfer taxes and duties. They do not include debt premium or discount, financing costs, or allocation of internal administrative or holding costs.

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are generally expensed as incurred, except when they are directly attributable to the acquisition, construction or production of the toll roads-structures and facilities, including buildings and maintenance facilities, that necessarily takes a substantial period of time to get ready for its intended use in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised at the weighted average cost of the related borrowings until the asset is ready for its intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(u) Pension scheme and housing policy

Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 20% is borne by the Company and its subsidiaries and the remainder is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. The Company and its subsidiaries account for these contributions on an accrual basis.

Pursuant to the "Implementation Scheme for Selling Staff Quarters of the Jiangsu Province", the Group disposed of its staff quarters to the Company's staff in 2000. Since then, the Group does not hold any staff dormitories and is not required to pay monetary housing subsidies to its employees.

(v) Financial instruments

(i) *Definition*

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is:

(1) cash;

(2) a contractual right to receive cash or another financial asset from another enterprise;

(3) a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable; or

(4) an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation:

(1) to deliver cash or another financial asset to another enterprise; or

(2) to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

The financial assets and financial liabilities of the Group include cash and cash equivalents, receivables, investments, payables and borrowings.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(v) Financial instruments (Cont'd)

(ii) *Recognition and measurement*

Financial assets are initially recognised at cost which is the fair value of the consideration given. They are subsequently carried at either fair value or amortised cost (using the effective interest rate method) according to IAS 39. A "regular way" purchase or sale of financial assets is recognised using trade date accounting. Gains and losses arising from changes in the fair value of those available-for-sale financial assets that are measured at fair value subsequent to initial recognition are included in net profit or loss for the year.

(iii) *Presentation*

Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

(w) Financial risk factors and financial risk management

The Group activities expose it to a variety of financial risks, including credit risk, liquidity risk, interest rate risk and foreign exchange risk.

(i) *Credit risks*

Credit risks, or the risk of counterparties defaulting, are controlled by the application of credit terms and monitoring procedures.

The carrying amounts of cash and cash equivalents, other receivables, and other current assets represent the Group's maximum exposure to credit risk in relation to financial assets. No other financial assets carry a significant exposure to credit risk.

The Group has no significant concentration of credit risk with any single counterparty or group counterparties.

(ii) *Liquidity risks*

The group policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed annual credit facilities from banks to meet its commitments over the next year in accordance with its strategic plan.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(w) Financial risk factors and financial risk management (Cont'd)

(iii) *Interest rate risk*

The interest rates and terms of repayments of short-term and long-term borrowings are disclosed in Note 14(a) and Note 14(b).

The Group's income and operating cash flows are substantially independent of changes in market interest rate prices.

(iv) *Foreign exchange risk*

The Group has no significant foreign exchange risk due to limited foreign currency transactions.

(x) Fair value estimation

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of non-trading financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date as follows:

(i) *Cash and cash equivalents*

The carrying amount approximates fair value because these assets either carry a current rate of interest or have a short period of time between the origination of the cash deposits and their expected maturity.

(ii) *Other receivables, payables on construction projects, other payables and dividends payable*

The carrying amount of other receivables, payables on construction projects, other payables and dividends payable approximates fair value because these are subject to normal trade credit terms.

(iii) *Balances with related parties*

Carrying values are disclosed as fair values for balances with related parties as it is not practicable to determine their fair values with sufficient reliability since these balances are non-interest bearing and have no fixed repayment terms.

(iv) *Long term receivable and borrowings*

As of 31st December, 2001, the carrying amount of long-term receivable and borrowings approximates fair value based on current market interest rates for comparable instruments.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(y) Impairment of assets

Property, plant and equipment, land use rights, intangible assets and investments in associates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income statement for items of property, plant and equipment, intangible assets and investments in associates. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

Reversal of impairment losses recognised in prior years is recorded when the impairment losses recognised for the asset no longer exist or has decreased. The reversal is recorded in income.

Financial instruments are also reviewed for impairment at each balance sheet date. For financial assets carried at amortised cost, whenever it is probable that the Company will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognised in the income statement. Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed what amortised cost would have been had the impairment not been recognised.

Impairment of a financial asset carried at amortised cost is measured using the financial instrument's original effective rate and not current market interest rates.

(z) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

2. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(aa) Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

(bb) Subsequent events

Post-year-end events that provide additional information about the Group's position at the balance sheet date ("adjusting events"), are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(cc) Changes in accounting policy

A change in accounting policy is made only if required by statute, or by an accounting standard setting body, or if the change will result in a more appropriate presentation of events or transactions in the financial statements of the Group.

A change in accounting policy is applied retrospectively unless the amount of any resulting adjustment that relates to prior years is not reasonably determinable, in which case, the change in accounting policy is applied prospectively.

3. PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment were as follows:

Group

(RMB'000)	2001 Toll roads, structures and operating rights	2001 Buildings	2001 Safety equipment	2001 Communication and signalling equipment	2001 Toll stations and ancillary equipment	2001 Motor vehicles	2001 Other machinery and equipment	2001 Construction-in-progress	2001 Total	2000 Total
Cost										
Beginning of year	9,342,326	461,194	450,776	296,878	89,674	91,925	109,035	63,152	10,904,960	10,452,510
Additions	–	1,255	238	350	2,494	304	9,425	54,513	68,579	491,592
Transfer of construction-in-progress	–	3,284	–	47,342	35,621	9,733	8,246	(104,226)	–	–
Reclassification	–	–	–	(3,421)	–	4,176	(755)	–	–	–
Disposals	–	(7,835)	–	–	(5,040)	(1,436)	(187)	–	(14,498)	(39,142)
End of year	9,342,326	457,898	451,014	341,149	122,749	104,702	125,764	13,439	10,959,041	10,904,960
Accumulated depreciation										
Beginning of year	419,381	56,285	155,448	51,739	18,531	23,642	53,451	–	778,477	537,682
Charge for the year	142,062	14,419	43,301	37,249	15,549	9,152	16,561	–	278,293	244,825
Reclassification	–	–	–	(946)	–	1,036	(90)	–	–	–
Disposals	–	–	–	–	–	(815)	(105)	–	(920)	(4,030)
End of year	561,443	70,704	198,749	88,042	34,080	33,015	69,817	–	1,055,850	778,477
Net book value										
End of year	8,780,883	387,194	252,265	253,107	88,669	71,687	55,947	13,439	9,903,191	10,126,483
Beginning of year	8,922,945	404,909	295,328	245,139	71,143	68,283	55,584	63,152	10,126,483	9,914,828

3. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

The Company

(RMB'000)	2001									2000
	Toll roads, structures and operating rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction-in-progress	Total	Total
Cost										
Beginning of year	7,088,418	377,261	374,666	209,427	89,674	91,311	108,446	61,455	8,400,658	7,952,510
Additions	—	—	—	—	2,494	—	4,509	44,941	51,944	487,290
Transfer of construction-in-progress	—	3,284	—	47,342	35,621	9,733	7,291	(103,271)	—	—
Disposals	—	(7,835)	—	—	(5,040)	(1,436)	(187)	—	(14,498)	(39,142)
End of year	7,088,418	372,710	374,666	256,769	122,749	99,608	120,059	3,125	8,438,104	8,400,658
Accumulated depreciation										
Beginning of year	407,600	51,651	145,872	42,590	18,531	23,639	53,434	—	743,317	530,664
Charge for the year	128,685	11,755	35,926	28,231	15,549	8,910	16,311	—	245,367	216,683
Disposals	—	—	—	—	—	(815)	(105)	—	(920)	(4,030)
End of year	536,285	63,406	181,798	70,821	34,080	31,734	69,640	—	987,764	743,317
Net book value										
End of year	6,552,133	309,304	192,868	185,948	88,669	67,874	50,419	3,125	7,450,340	7,657,341
Beginning of year	6,680,818	325,610	228,794	166,837	71,143	67,672	55,012	61,455	7,657,341	7,421,846

3. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

(a) On 31st March, 1997, the Company's property interest in the six service areas along the Shanghai-Nanjing Expressway and the staff quarters were valued by Sallmanns (FAR EAST) Limited. The appraisal company, determined the fair value of the property interest based on their open market value as at 31st March, 1997. A valuation surplus of approximately RMB 9,122,000 was recorded as buildings in the financial statements of the Group and the Company. These assets are considered as a separate class of properties and were last revalued in 1997.

In 2000, the Company disposed of its staff quarters to the Company's staff at a loss of approximately RMB 32 million, which was recorded in other operating expenses. The related remaining balance of revaluation surplus was transferred to retained profits. Accordingly, no property, plant and equipment was carried at revalued amount.

4. LAND USE RIGHTS

	Group and Company	
	2001	2000
	RMB'000	RMB'000
Cost		
Beginning of year	1,716,088	1,716,088
Addition	—	—
End of year	1,716,088	1,716,088
Accumulated amortization		
Beginning of year	78,611	55,084
Addition	27,221	23,527
Net book value		
End of year	1,610,256	1,637,477
Beginning of year	1,637,477	1,661,004

In accordance with the "Interim Regulations of the People's Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-Owned Land in Urban Areas", upon the expiration of the term of use, the right to use of the land and the ownership of the buildings and other attached objects on the land thereon shall be acquired by the State without compensation.

5. INVESTMENTS IN SUBSIDIARIES AND LONG-TERM AMOUNTS DUE FROM SUBSIDIARIES

	Group and Company	
	2001	2000
	RMB'000	RMB'000
Investments, at cost	723,460	722,500
Share of post-acquisition profits	48,098	64,288
	771,558	786,788
Long-term amounts due from subsidiaries	1,398,242	1,277,370

The long-term amounts due from subsidiaries are unsecured, interest free and with no fixed repayment term.

Details of the Company's subsidiaries as of 31st December, 2001 were as follows:

Name of subsidiaries	Country of establishment and operation	Date of registration	Percentage of equity interest		Registered and paid-up capital		Principal activities
			2001	2000	2001	2000	
					RMB'000	RMB'000	
Guangjing Xicheng (Formerly known as Jiangsu Xicheng)	PRC	16th September, 1997	85%	85%	850,000	600,000	Construction, management and operation of expressway
Shuangshilou	PRC	7th November, 2001	95.05%	—	1,010	—	Provision of Chinese food

On 12th April, 2001, Jiangsu Xicheng took over Jiangsu Guangjing's assets and liabilities at their carrying amount and changed its name to Guangjing Xicheng. Jiangsu Guangjing subsequently cancelled its registration.

8. INVESTMENT IN ASSOCIATES AND AMOUNTS DUE FROM THE ASSOCIATES

	Group and Company	
	2001	2000
	RMB'000	RMB'000
Investment, at cost	681,059	49,900
Share of post-acquisition profits	21,113	2,294
	702,172	52,194
Amounts due from the associates	997	—

The amounts due from associates are unsecured, interest free and with no fixed repayment term.

Details of the Company's associate as at 31st December, 2001 was as follows:

Name	Country operations and date of establishment	Equity interest directly held by the Company		Registered capital		Principal activities
		2001	2000	2001	2000	
				RMB'000	RMB'000	
Jiangsu Kuailu Bus Transportation Stock Co., Ltd. ("Jiangsu Kuailu") (Formerly known as Jingsu Kuailu Bus Transportation Co., Ltd. ("Kuailu Transportation"))	PRC, 21st June, 1996	33.2%	33.2%	150,300	107,705	Provision of passenger transportation service along the Shanghai- Nanjing Expressway
Jiangsu Yangzte Bridge Co., Ltd. ("Yangzte Bridge")	PRC, 31st December, 1992	26.66%	17.83%	2,137,248	2,137,248	Investment, construction, operation and management of Jiangjin Yangtze River Bridge

(Expressed in Renminbi ("RMB") unless otherwise stated)

6. INVESTMENT IN ASSOCIATES AND AMOUNTS DUE FROM THE ASSOCIATES (Cont'd)

(a) Jiangsu Kuailu

Pursuant to the approval Suzheng Fu (1999) 139 issued by Jiangsu Provincial Government, Kuailu Transportation was converted into a joint stock limited company, changed its name into Jiangsu Kualiu and increased its share capital from RMB 107,705,300 to RMB 150,300,000. Jiangsu Kuailu issued 150,300,000 shares of RMB 1 each to its original investors based on the audited net assets as of 31st August, 1999. Due to the increase in the share capital of Jiangsu Kuailu, the Company's share of registered capital in Jiangsu Kuailu has changed to RMB 49,899,600. The Company's equity interest in Jiangsu Kuailu is 33.2%.

(b) Yangtze Bridge

Pursuant to an agreement dated 8th April, 1999 between Jiangsu Communications Investment Corporation and the Company, on 29th December, 2000, the Company acquired from Jiangsu Communications Holding Company Ltd. (formerly known as Jiangsu Communications Investment Corporation) its 17.83% of the registered capital representing 381,185,660 shares in Jiangsu Yangtze Bridge Company Limited ("Yangtze Bridge Co.") at a cash consideration of RMB 472,670,218. Following the acquisition, the Company's interest in Yangtze Bridge Co. was increased to 26.66%.

Pursuant to an agreement dated 4th September, 2001 between National Communications Investment Enterprise Company ("NCIE") and the Company, the Company acquired approximately 8.83% of the registered capital representing 188,650,000 shares in Yangtze Bridge Co. from NCIE at a cash consideration of RMB 244,189,503. Following the acquisition, the Company's interest in Yangtze Bridge was increased to 26.66%.

7. LONG-TERM RECEIVABLE

(a) On 25th December, 1998, the Company formed a joint venture named Jiangsu Yicao Highway Co., Ltd. ("Yicao Highway Co.") with Yixing Communications Construction and Development Co., Ltd. ("Yixing Communications Construction Co."). The joint venture period is 10 years from 25th December, 1998. Yicao Highway Co. is principally engaged in the construction, operation and management of highway linking Yixing and Caoqiao. The registered capital of Yicao Highway Co. is RMB120 million. The Company and Yixing Communications Construction Co. have contributed RMB 58,800,000 and RMB 61,200,000, representing 49% and 51% respectively of the registered capital of Yicao Highway Co..

Pursuant to the supplementary operating agreement dated 31st December, 1998, apart from the capital contribution of RMB 58,800,000, the Company is required to provide an additional RMB117,600,000 as a construction loan. As at 31st December, 2000, the Company had contributed an aggregate amount of RMB 100,000,000 to Yicao Highway Co. in the form of capital and construction loan. According to the aforesaid agreement, Yixing Communications Construction Co. is authorized by the Company to be solely responsible for the operation and management of Yicao Highway Co. In addition, Yixing Communications Construction Co. shall pay the Company a fixed annual investment return of 17.8% during the operating period of Yicao Highway Co. from 1999. Yixing Investment Corporation, a controlling shareholder of Yixing Communications Construction Co., has guaranteed the payment of the aforesaid investment return. At the end of the operation period, the Company will not be entitled to any further distribution.

Pursuant to the aforesaid agreement, for the year 2001, the Company is entitled to a fixed annual investment return of approximately RMB 17,800,000, of which receipt of capital and construction loan was RMB 7,049,750 (2000: RMB 6,283,200) and interest income was RMB 10,750,250. (2000: 11,516,800). The effective interest rate of the long-term receivable is 12.2% (2000: 12.2%).

(b) Long-term receivable are receivable in the following periods

	2001	2000
	RMB'000	RMB'000
Amounts receivable within a period		
- not exceeding one year	7,910	7,050
- more than one year but not exceeding two years	42,540	37,915
- more than two years but not exceeding five years	30,617	43,152
- more than five years	—	—
	81,067	88,117

8. INTANGIBLE ASSETS

The Group and Company

	2001		
	Goodwill	Others	Total
	RMB'000	RMB'000	RMB'000
Cost			
Beginning of year	—	39,406	39,406
Addition from acquisition of an associate	85,700	—	85,700
End of year	85,700	39,406	125,106
Accumulated amortisation			
Beginning of year	—	36,218	36,218
Charge for the year	6,545	3,188	9,733
End of year	6,545	39,406	45,951
Net book value			
End of year	79,155	—	79,155
Beginning of year	—	3,188	3,188

8. INTANGIBLE ASSETS (Cont'd)

The Group and Company

	2000		
	Goodwill	Others	Total
	RMB'000	RMB'000	RMB'000
Cost			
Beginning of year	—	39,406	39,406
Addition from acquisition of an associate	—	—	—
End of year	—	39,406	39,406
Accumulated amortisation			
Beginning of year	—	28,415	28,415
Charge for the year	—	7,803	7,803
End of year	—	36,218	36,218
Net book value			
End of year	—	3,188	3,188
Beginning of year	—	10,991	10,991

The amortization of goodwill and other intangible assets was charged to the share of profit from associates and operating cost respectively.

9. PREPAYMENTS AND OTHER RECEIVABLES

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
Interest receivable	543	4,498	543	4,498
Due from Yixing Communications Construction Co.	11,800	17,800	11,800	17,800
Prepayment for materials and equipment	8,859	3,695	7,258	3,365
Others	35,413	16,238	32,036	14,543
	56,615	42,231	51,637	40,206

10. SHORT-TERM INVESTMENTS

	2001	2000
	RMB'000	RMB'000
Held-to-maturity investment - current (not exceeding 1 year)	107,077	—
Trading investments	9,234	—
	116,311	—

Current held-to-maturity investment represented entrusted investment in government bonds and securities at Guotong Securities Co. with a fixed return rate of 9% per annum. The investment was fully redeemed in March, 2002.

Trading investments mostly comprised listed securities which were traded on the Shanghai Stock Exchange and the Shenzhen Stock Exchange. They are valued at market value at the close of business on 29th December, 2001 (last market open day in 2001) by reference to Stock Exchange quoted bid prices. Short-term investments are expected to be realised within 12 months of the balance sheet date.

11. CASH ON HAND AND BANK DEPOSITS

	The Group		The Company	
	2001	2000	2001	2000
	RMB'000	RMB'000	RMB'000	RMB'000
Cash on hand	219	257	242	18
Savings deposits	650,744	681,923	547,535	653,164
Fixed deposits	124,660	288,813	94,660	208,813
	775,623	970,993	642,437	861,995

Fixed deposits were placed for a period not longer than twelve months and bore interest at commercial rates.

12. SHARE CAPITAL

As at 31st December 2001, the authorised, issued and fully paid share capital of the Company is RMB 5,037,747,500 (2000: RMB 5,037,747,500) divided into 5,037,747,500 shares (2000: 5,037,747,500 shares) with a par value of RMB 1 each. State shares, state legal person shares, legal person shares, H shares and A shares rank pari passu in all respects, except that ownership of state-owned shares, state legal person shares and legal person shares are restricted to PRC legal persons, while H shares can only be owned and traded by overseas investors and A shares can only be owned and traded by PRC investors.

As of 31st December of 2001 and 2000, share capital was as follows:

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
		RMB'000		RMB'000
State shares	2,781,743,600	2,781,744	2,781,743,600	2,781,744
State legal person shares	599,471,000	599,471	599,471,000	599,471
Legal person shares	284,532,900	284,533	284,532,900	284,533
H shares	1,222,000,000	1,222,000	1,222,000,000	1,222,000
A shares	150,000,000	150,000	150,000,000	150,000
Total	5,037,747,500	5,037,748	5,037,747,500	5,037,748

(a) On 23rd June, 1997, the Company issued 1,222,000,000 H shares which were listed on The Stock Exchange of Hong Kong Limited on 27th June, 1997 with a par value of RMB 1 each at an issue price of HKD3.11 (RMB 3.33) per share.

(b) On 22nd December, 2000, the Company obtained approval from the China Securities Regulatory Commission, and issued 150,000,000 A shares of par value of RMB 1 each to domestic public investors at an issue price of RMB 4.20. The total proceeds from the issuance of A shares, net of expenses related to the listing of the shares amounted to RMB 614,500,000. The A shares were subsequently listed on the Shanghai Stock Exchange on 16th January, 2001.

13. RESERVES

(a) For the year ended 31st December, 2001, the directors proposed appropriations of 10% and 5% (2000: 10% and 5%) of net profit after tax, determined under PRC accounting standards, approximately RMB 78,086,000 and 39,043,000 (2000: RMB 69,088,000 and 34,544,000), to the statutory surplus reserve fund and statutory public welfare fund respectively.

13. RESERVES (Cont'd)

(b) According to the Articles of Association of the Company, the profit available for distribution is the lower of the amount determined under the PRC accounting standards and the amount determined under IFRS. As of 31st December, 2001, the profit available for distribution was approximately RMB 1,115,370,000 (2000: RMB 915,928,000).

14. BORROWINGS

(a) Short-term borrowings

Short-term borrowings are unsecured and repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. The interest rates related to borrowings outstanding as at 31st December, 2001 were 5.58% per annum (2000: 5.58% and 5.85%).

(b) Long-term borrowings

All long-term borrowings were guaranteed by Jiangsu Communications Holding Company Ltd. and comprised as follows:

	Interest rate	2001	2000
		RMB'000	RMB'000
Long-term borrowings			
- USD denominated Spain Government Loans with maturities 2007 - 2026	1% per annum (2000: 1%)	31,494	26,064
- USD denominated buyer's credit loans with maturities 2001 - 2006	6.77% per annum (2000: 6.77%)	23,522	20,659
Less: Amount repayable within one year		(4,703)	(3,437)
Long-term portion		50,313	43,286

The Group and the Company had aggregate banking facilities of approximately United States Dollar ("USD") 9,800,000 (RMB equivalent 81,140,000) to finance the purchase of imported equipment and technology. Unused facilities as at 31st December, 2001 amounted to approximately USD 2,192,000 (RMB equivalent 18,142,000) (2000: USD 3,741,000, RMB equivalent 30,979,000). These facilities were guaranteed by Jiangsu Communications Holding Company Ltd..

14. BORROWINGS (cont'd)

(c) Long-term borrowings are repayable in the following periods

	2001	2000
	RMB'000	RMB'000
Amount repayable within a period		
- not exceeding one year	4,703	3,437
- more than one year but not exceeding two years	4,703	3,437
- more than two years but not exceeding five years	14,109	10,311
- more than five years	31,501	29,538
	55,016	46,723
Less: current portion of long-term borrowings	(4,703)	(3,437)
	50,313	43,286

15. DEFERRED TAX LIABILITIES

Components of deferred tax liabilities are as follows:

	2001	2000
	RMB'000	RMB'000
Land use rights (a)	12,184	—
Held-to-maturity investment (b)	2,167	—
Revaluation on the Company's property interest (c)	—	—
Total	14,351	—

Deferred tax liabilities arise on the above in following circumstance:

(a) Land use rights

Straight line method on amortization of land use rights for tax, which was effective from 1st January, 2001, lead to tax bases lower than carrying amounts.

(b) Held-to-maturity investment

Held-to-maturity investment had carrying amounts higher than tax bases due to the recognisation of investment income by using the effective interest rate method.

15. DEFERRED TAX LIABILITIES (cont'd)

(c) Revaluation on the Company's property interest

The Company recognised a deferred tax liability arising from valuation surplus of the Company's property interests. The deferred tax liability of approximately RMB 3,011,000 relating to this temporary difference has been recognised with a corresponding adjustment to revaluation surplus reserve where the difference was originally reflected.

As the Company disposed of its staff quarters to the Company's staff in 2000, the related deferred taxation and revaluation surplus reserve were transferred to the income statement and retained profits accordingly.

Movements in deferred tax liabilities were as follows:

	2001		
	Beginning of year	Recognized in income	End of year
	RMB'000	RMB'000	RMB'000
Land use rights	—	12,184	12,184
Held-to-maturity investment	—	2,167	2,167
	—	14,351	14,351

	2000		
	Beginning of year	Recognized in income	End of year
	RMB'000	RMB'000	RMB'000
Revaluation on the Company's property interest	2,718	(2,718)	—

16. REVENUE

	2001	2000
	RMB'000	RMB'000
Revenue		
- Toll income	1,625,992	1,381,696
- Sales of petrol	157,424	148,288
- Sales of food and beverage	85,195	61,913
- Emergency assistance income	27,997	16,592
- Advertising income	23,173	11,148
	1,919,781	1,619,637
Less: Tax related to revenue	(90,229)	(76,685)
Revenue, net	1,829,552	1,542,952

Tax related to revenue comprises Business Tax ("BT") and other ancillary taxes. The Company and its subsidiaries are subject to BT at the rate of 5% of toll income, emergency assistance income, advertising income and sales of food and beverage.

In addition to BT, the Company and its subsidiaries are subject to the following types of taxes related to revenue:

- City Development Tax, levied at 7% of BT and net VAT.
- Education Supplementary Tax, levied at 4% of BT and net VAT.

The Company and its subsidiaries are also subject to Value-added Tax ("VAT") on sales of petrol, which is charged at a general rate of 17%. An input credit is available whereby VAT previously paid on purchases of petrol or other materials can be used to offset against the VAT on sales of petrol or other materials to arrive at the net VAT payable to relevant government authorities.

17. FINANCE INCOME (COST)

	2001 RMB'000	2000 RMB'000
Interest income	33,736	26,536
Interest expense:		
- Bank loans	(20,287)	(43,705)
- Debentures	—	(5,500)
Less: Amounts capitalised in property, plant and equipment	1,223	2,214
	(19,064)	(46,991)
Change in fair values of trading investments	(766)	—
Total interest expense	13,906	(20,455)

The average capitalization rate is 2% in 2001 (2000: 2%).

18. PROFIT BEFORE TAXATION AND MINORITY INTERESTS

(a) Profit before taxation and minority interests in the consolidated income statements was arrived at after (crediting) charging the following items

	2001	2000
	RMB'000	RMB'000
After crediting:		
Gain on disposal of short-term investment	(10,976)	(13,360)
Interest income		
- Bank deposits	(15,909)	(15,019)
- Long-term receivable	(10,750)	(11,517)
- Held-to-maturity investment	(7,077)	—
	(33,736)	(26,536)
After charging:		
Interest expenses		
- on bank loans	20,287	43,705
- on debentures	—	5,500
	20,287	49,205
Less: Amounts capitalised in property, plant and equipment	(1,223)	(2,214)
Finance cost	19,064	46,991
Staff costs		
- salaries and wages including directors', supervisors' and senior executives' remuneration	91,309	65,638
- provision for staff and workers' bonus and welfare fund	9,282	8,975
- contribution to pension scheme (Note 2(u))	10,848	9,692
Depreciation of property, plant and equipment	278,293	244,825
Amortization of land use rights	27,221	23,527
Amortization of intangible assets	9,733	7,803
Provision for bad and doubtful debts	630	433
Auditor's remuneration	1,250	1,250
Loss on disposal of staff quarters	—	31,866

(b) Sale of staff quarters

Pursuant to the "Implementation Scheme for Selling Staff Quarters of the Jiangsu Province", the Company disposed of its staff quarters to the Company's staff in 2000. A loss of approximately RMB 32 million was recognized in the income statement.

19. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' EMOLUMENTS

(a) Details of directors' and supervisors' emoluments were:

	2001 RMB'000	2000 RMB'000
Fees for executive directors	1,110	1,120
Fees for non-executive directors	220	220
Fees for supervisors	570	570
Other emoluments for executive directors		
- Basic salaries and allowances	220	220
- Bonus	—	—
Other emoluments for non-executive directors	—	—
Other emoluments for supervisors	—	—
	2,120	2,130

No directors and supervisors waived any emoluments during each of the two years ended 31st December, 2001 and 2000.

(b) Details of emoluments paid to the five highest paid individuals (including directors, supervisors and employees) were:

	2001 RMB'000	2000 RMB'000
Basic salaries and allowances	640	650
Bonus	—	—
	640	650
Number of directors	4	4
Number of supervisors	1	1
Number of senior executives	—	—
	5	5

All five highest paid individuals were directors and supervisor of the Company, their emoluments have been included in Note 19(a). The emoluments paid to each of the five highest paid individuals during the years ended 31st December, 2001 were less than RMB1,000,000. During the year ended 31st December, 2001, no emoluments were paid to the five highest paid individuals as an inducement to join the Company or as compensation for loss of office.

20. INCOME TAX EXPENSE

Taxation in the consolidated income statements comprised:

	2001 RMB'000	2000 RMB'000
Taxation		
- current	310,416	248,353
- financial refunds	(163,430)	(122,627)
	146,986	125,726
Deferred taxation	14,351	(2,718)
	161,337	123,008
Share of income tax of a associate company	12,555	2,152
	173,892	125,160

The reconciliation between current tax expense and the product of profit before taxation and minority interests in the accompanying financial statements multiplied by the applicable tax rate is as follows:

	2001				
RMB'000	Shanghai-Nanjing Expressway and Nanjing Section	Guangjing Xicheng	Nanjing-Shanghai Class 2 Highway	Associates	Total
Profit before taxation and minority interests in the accompanying financial statements	744,081	125,957	122,501	35,332	1,027,871
Full rate before financial refund	33%	33%	33%	33%	
Tax at the applicable tax rate	245,547	41,566	40,425	11,660	339,198
Financial refunds	(137,127)	—	(26,303)	—	(163,430)
Tax effect of income that are not assessable in determining taxable profit	(3,315)	—	—	—	(3,315)
Tax effect of expenses not deductible in determining taxable profit	22	522	—	895	1,439
Tax expense in respect of current year	105,127	42,088	14,122	12,555	173,892

20. INCOME TAX EXPENSE (Cont'd)

	2000				
	Shanghai-Nanjing Expressway and Nanjing Section	Jiangsu Xicheng and Jiangsu Guangjing	Nanjing-Shanghai Class 2 Highway	An Associate	Total
(RMB'000)					
Profit before taxation and minority interests in the accompanying financial statements	600,421	73,679	138,960	11,458	824,518
Full rate before financial refund	33%	—	33%	33%	—
Tax at the applicable tax rate	198,139	—	45,857	3,781	247,777
Financial refund	(98,728)	—	(23,899)	—	(122,627)
Tax effect of income that are not assessable in determining taxable profit	(478)	—	—	(1,629)	(2,107)
Tax effect of expenses not deductible in determining taxable profit	3,600	—	—	—	3,600
Effect of deferred taxation on different tax rates	(1,483)	—	—	—	(1,483)
Tax expense in respect of current year	101,050	—	21,958	2,152	125,160

The Company and its subsidiaries are subject to EIT levied at a rate of 33% of taxable income based on its audited accounts prepared in accordance with the laws and regulations in the PRC.

Pursuant to relevant documents issued by the Finance Department of Jiangsu Province (the "Jiangsu Finance Department"), the Company was granted financial refunds equal to 18% of its taxable income in respect of EIT paid on the income generated from the operations of the Shanghai-Nanjing Expressway.

Pursuant to the relevant documents mentioned above, income generated from the operations of the Nanjing-Shanghai Class 2 Highway was granted financial refunds equal to 33% of its taxable income in respect of EIT paid. However, pursuant to Cai Shui [2000] No.99 issued by Ministry of Finance in October 2000, effective from 1st January, 2000, income generated from the operations of the Nanjing-Shanghai Class 2 Highway would be grated financial refunds equal to 18% of its taxable income in respect of EIT paid.

(Expressed in Renminbi ("RMB") unless otherwise stated)

20. INCOME TAX EXPENSE (Cont'd)

In addition, pursuant to documents mentioned above, the above preferential tax treatment would remain effective until 31st December, 2001.

Pursuant to Cai Shui [1994] No.1 issued by State Tax Bureau in 1994, and confirmed by Jiangsu Provincial Tax Bureau, Jiangsu Xicheng and Jiangsu Guangjing were entitled to full exemption from EIT for 2000.

There were no Hong Kong profits tax liabilities as the Group did not earn any income assessable to Hong Kong profits tax.

21. DIVIDENDS

	2001	2000
Dividends declared before year end		
- Interim	—	—
- Final, RMB 0.09 (2000: RMB 0.08) per share	453,397	391,020
	453,397	391,020
Dividends proposed after year end, RMB 0.125 (Note 27)	629,718	453,397

In accordance with the articles of association of the Company, the Company declares dividends based on the lesser of the retained profit reported in the statutory accounts and that reported in the financial statements prepared in accordance with IFRS (Note 13(b)).

The dividends for 2001 of approximately RMB 0.125 per share were proposed by board of directors on 8th April, 2002, and are subject to approval by shareholders.

22. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the period attributable to ordinary shareholders of RMB 841,240,000 (2000: RMB 688,306,000), divided by the weighted average number of ordinary shares outstanding during the year of 5,037,747,500 shares (2000: 4,891,436,025 shares).

The diluted earning per share was not calculated because no potential shares existed.

23. CASH GENERATED FROM OPERATIONS

(a) Reconciliation from profit before tax and extraordinary item to cash generated from operations:

	2001	2000
	RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit before taxation	1,027,871	824,518
Adjustments for:		
Provision for bad debts	630	433
Depreciation of property, plant and equipment and amortization of intangible assets	288,026	252,628
Amortization of land use rights	27,221	23,527
Loss on disposal of fixed assets	13,578	35,112
Share of profit from associates	(35,332)	(11,457)
Interest income	(33,736)	(26,536)
Interest expenses	19,064	46,991
Operating profit before working capital changes	1,307,322	1,145,216
(Increase) decrease in prepayments and other receivables	(12,686)	130,752
Decrease (increase) in inventories and supplies	940	(1,802)
Increase (decrease) in taxes payable, other payables and accruals	7,245	(133,495)
Cash generated from operations	1,302,821	1,140,671

CASH GENERATED FROM OPERATIONS (Cont'd)

Purchase of property, plant and equipment

	2001 RMB'000	2000 RMB'000
Increase in property, plant and equipment	68,579	491,592
Add: Payables for purchase of property, plant and equipment, beginning of year	167,031	176,142
Due to a related party for purchase of property, plant and equipment, beginning of year	—	373
Less: Payables for purchase of property, plant and equipment, end of year	(68,041)	(167,031)
Cash paid for acquisition of property, plant and equipment	167,569	501,076

Analysis of the balances of cash and cash equivalents

	2001 RMB'000	2000 RMB'000
Cash on hand	243	257
Fixed deposits	79,660	288,813
Saving deposits	695,720	681,923
Short-term Investment	116,311	—
	891,934	970,993

(Expressed in Renminbi ("RMB") unless otherwise stated)

24. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) Name of related party and relationship

Name	Relationship with the Company
Jiangsu Communications Holding Company Ltd.	The ultimate parent company
Jiangsu Kuailu	The associate
Yangtze Bridge	The associate

(b) Related party transactions

The Group and the Company had the following significant related party transactions during the year ended 31st December, 2001:

(i) *Jiangsu Communications Holding Company Ltd.*

The Group and the Company had aggregate banking facilities of approximately USD 9,800,000 (RMB equivalent 81,140,000) to finance the purchase of imported equipment and technology. Unused facilities as at 31st December, 2001 amounted to approximately USD 2,912,000 (RMB equivalent 18,142,000) (2000: USD 3,741,000, RMB equivalent 30,979,000). These facilities were guaranteed by Jiangsu Communications Holding Company Ltd..

Pursuant to the agreement between the Jiangsu Communications Investment Corporation and the Company on 8th Apirl, 1999, the Company acquired from Juangsu Communications Holding Company Ltd. (formerly known as Jiangsu Communications Investment Corporation) 17.83% of the registered capital representing 381,185,660 shares in Jiangsu Yangtze Bridge Company Limited at a cash consideration of RMB 472,670,218.

25. COMMITMENTS

As at 31st December, 2001, the Company is committed to pay Ninglian Ningtong Management Office a service charge at a fixed rate of 17% of the total toll collected on Nanjing section per annum for a term of 30 years from 1st January, 2000.

26. IMPACT OF IFRS ADJUSTMENTS ON PROFIT AFTER TAX AND MINORITY INTERESTS / SHAREHOLDERS' EQUITY

The Group has prepared a separate set of statutory accounts in accordance with PRC laws and financial regulations ("PRC GAAP"). Differences between PRC GAAP and IFRS resulted in differences in the reported balances of shareholders' equity and profit after taxation and minority interests of the Group which are summarised and explained as follows:

	Profit after taxation and minority interests for the year ended 31st December		Shareholders' equity as at 31st December	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
As restated in statutory accounts	**780,864**	691,487	**13,470,559**	13,319,413
IFRS adjustment:				
- Reversal of impact of change in accounting policy under statutory accounts	—	(603)	—	—
- Amortization of land use right	**36,920**	—	**36,920**	—
- Valuation, depreciation and amortization of property, plant and equipment	**30,730**	26,570	**(1,618,152)**	(1,648,882)
- Loss on disposal of staff quarters	—	(31,866)	**(8,237)**	(8,237)
- Deferred taxation	**(14,351)**	2,718	**(14,351)**	—
- Interest on hold-to-maturity investment	**7,077**	—	**7,077**	—
- Dividends proposed in subsequent period	—	—	**629,718**	453,397
	841,240	688,306	**12,503,534**	12,115,691

27. SUBSEQUENT EVENTS

Pursuant to the resolution made by the Board of Directors subsequent to 31st December, 2001, the Company will propose a final dividend of RMB 0.125 per share for the fiscal year ended 31st December, 2001.

28. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of operating and managing toll roads. No segment income statement has been prepared by the Group during the year ended 31st December, 2001. The Group also operates within one geographical segment because its revenues are primarily generated in the Jiangsu Province PRC and its assets are located in the Jiangsu Province PRC. Accordingly, no geographical segment data is presented.

29. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on 8th April, 2002.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Office of the Company's Board Secretary, at 27/F Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC:

(1) The text of the annual reports signed by the Chairman;

(2) The accountant's report, signed by the legal representative and the director in charge of accounting of the company, and the person in charge of the professional accountants and stamped with corporate seal;

(3) The original copy of auditor's report, sealed by the public accountant and signed by a licensed accountant;

(4) The original copy of corporate documents and announcements published by the Company in newspaper during the reporting period;

(5) The Articles of Association; and

(6) The text of the interim reports published in other securities markets.

Jiangsu Expressway Company Limited
Shen Chang Quan
Chairman

8th April 2002

COMPANY PROFILE

(1)	Statutory Name of Company in Chinese:	江蘇寧滬高速公路股份有限公司
	Statutory Name of Company in English:	Jiangsu Expressway Company Limited
	Abbreviation of Chinese name:	寧滬高速
	Abbreviation of English name:	Jiangsu Expressway
(2)	Legal Representative:	Sheng Chang Quan
(3)	Secretary to the Board of Directors:	Yao Yong Jia
	Telephone:	8625-4469332
	Securities Officers:	Jiang Tao, Lou Qing, Bian Qing Mei
	Telephone:	8625-4200999-4706, 4705
	Fax:	8625-4466643
	E-mail Address:	nhgs@public1.ptt.js.cn
	Contact Address:	Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China

(4)	Registered Address of the Company:	Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China
	Office Address:	Jiangsu Communications Building, 69 Shigu Road, Nanjing, the People's Republic of China
	Postcode:	210004
	Offical Website:	http://www.jsexpressway.com
	Email Address of the Company:	nhgs@public1.ptt.js.cn
(5)	Newspapers designated for regular announcements:	Shanghai Securities, China Securities, South China Morning Post, Hong Kong Economic Times
	Website designated for disclosure of information:	http://www.sse.com.cn
	Annual Report available at:	Shanghai Stock Exchange, 528 Pudong South Road, Shanghai City Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong The Headquarters of the Company, Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC

COMPANY PROFILE

(6)	Stock Exchanges on which shares of the Company are listed:	Shanghai Stock Exchange Hong Kong Stock Exchange
	Stock Name of A Shares:	寧滬高速
	Stock Code of A Shares:	600377
	Stock Name of H Shares:	Jiangsu Expressway
	Stock Code of H Shares:	0177
(7)	Date of Company Incorporation:	1 August 1992
	Place of Registration:	Nanjing, Jiangsu Province
	Registration Number of Business Licence:	3200001100976
	Tax Registration Number:	320003134762764
(8)	Auditors	
	Domestic Auditor:	Arthur Andersen ∘ Hua-Qiang Certified Public Accountants
	Address:	11/F, China World Tower, 1 Jianguomenwai Avenue, Beijing
	International Auditor:	Arthur Andersen & Co
	Address:	21st Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Central, Hong Kong

(9) Legal Advisors

Domestic Legal Advisor:	Jiangsu New Century Tongren Law Office
Address:	5th Floor, 26 Beijing West Road, Nanjing
Legal Advisor (Hong Kong):	Richards Butler
Address:	20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong

(10) Share Registrar and Transfer Office

PRC Share Registrar and Transfer Office:	Shanghai Securities Central Clearing and Registration Corporation, 727 Pujian Road, Pudong New District, Shanghai
Overseas Share Registrar and Transfer Office:	Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Central, Hong Kong

NATIONAL TRUNK HIGHWAY NETWORK

Tongjiang to Sanya
同江至三亞

Beijing to Zhuhai
北京至珠海

Lianyungang to Houcheng
連雲港至霍成

Shanghai to Chengdu
上海至成都

Beijing to Shanghai
北京至上海



Houcheng
Urumqi
乌鲁木齐
Heilongjiang
Tongjiang
同江
Harbin
哈爾濱
Changchun
Shenyang
Beijing
北京
Dalian
大連
Yellow River
黃河
Shijiazhang
石家莊
Yantai
煙台
Qingdao
青島
Lanzhou
蘭州
Zhengzhou
鄭州
Xian
西安
Huai Yin
淮陰
Lianyungang
連雲港
Chengdu
成都
Yangize River
長江
Wuhan
武漢
Nanjing
南京
Wuxi
無錫
Shanghai 上海
Choungqing
Hefe
合肥
Jiujiang
九江
Hangzhou 杭州
Changsha
長沙
Ningbo
寧波
Fuzhou
福州
Xiamen
廈門
Zhanjiang
湛江
Zhuhai
珠海
Foshan
佛山
Sanya
三亞
Haikou
海口



Henan
Province
河南省

Shanghai-Nanjing Expressway
滬寧高速公路

Nanjing-Shanghai Class 2 Highway
寧滬二級公路

Xicheng Expressway
錫澄高速公路

Guangjing Expressway
廣靖高速公路

Completed Expressway or Class 1 Highway
已建成的高速或一級公路

Expressway under Construction
在建中的高速

Nanjing Section of Nanjing Lianyungang Highway
寧連公路南京段

Yicao Expressway
宜漕公路

Jiangyin-Yangtze Bridge
江陰長江大橋

(9) Legal Advisors

Domestic Legal Advisor:	Jiangsu New Century Tongren Law Office
Address:	5th Floor, 26 Beijing West Road, Nanjing
Legal Advisor (Hong Kong):	Richards Butler
Address:	20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong

(10) Share Registrar and Transfer Office

PRC Share Registrar and Transfer Office:	Shanghai Securities Central Clearing and Registration Corporation, 727 Pujian Road, Pudong New District, Shanghai
Overseas Share Registrar and Transfer Office:	Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Central, Hong Kong

NATIONAL TRUNK HIGHWAY NETWORK

Tongjiang to Sanya
同江至三亞

Beijing to Zhuhai
北京至珠海

Lianyungang to Houcheng
連雲港至霍成

Shanghai to Chengdu
上海至成都

Beijing to Shanghai
北京至上海



Heilongjiang
Tongjiang
Harbin
Changchun
Shenyang
Dalian
Yantai
Qingdao
Lianyungang
Beijing
Shijiazhang
Zhengzhou
Yellow River
Houcheng
Urumqi
Lanzhou
Xian
Huai Yin
Wuxi
Nanjing
Shanghai 上海
Hefei
Hangzhou 杭洲
Ningbo
Wuhan
Yangize River
Jiujiang
Chengdu
Choungqing
Changsha
Fuzhou
Xiamen
Zhuhai
Foshan
Zhanjiang
Sanya
Haikou

Henan
Province
河南省



Shangdong
Province
Anhui
Province

Shanghai-Nanjing Expressway
滬寧高速公路

Nanjing-Shanghai Class 2 Highway
寧滬二級公路

Xicheng Expressway
錫澄高速公路

Guangjing Expressway
廣靖高速公路

Completed Expressway or Class 1 Highway
已建成的高速或一級公路

Expressway under Construction
在建中的高速

Nanjing Section of Nanjing-Lianyungang Highway
寧連公路南京段

Yicao Expressway
宜漕公路

Jiangyin-Yangtze Bridge
江陰長江大橋



江蘇寧滬高速公路股份有限公司

Growth

GO



二零零一年

年報

回顧五年來所走過的歷程

我們成功地

實現了由建設管理

轉變為投資管理

為保證公司業績的

持續增長打好基礎

目錄

財務數據摘要

本公司編製的二零零一年度財務報告，已經安達信•華強會計師事務所及香港安達信公司審計，並出具了無保留意見的審計報告。

（一） 截至二零零一年十二月三十一日，按中國會計準則，本集團主要財務狀況如下：

單位：人民幣千元

利潤總額	940,590
淨利潤	780,864
扣除非經常性損益後的淨利潤	625,593
主營業務利潤	1,017,568
其他業務利潤	22,915
營業利潤	909,549
投資收益	37,193
補貼收入	—
營業外收支淨額	(6,151)
經營活動產生的現金流量淨額	1,089,528
現金及現金等價物淨增減額	(86,136)

（二） 截至二零零一年十二月三十一日，按國際會計準則，本集團主要財務狀況如下：

單位：人民幣千元

收入、淨額	1,829,552
利潤總額	1,027,871
淨利潤	841,240
營業利潤	978,633
經營活動產生的現金流量淨額	1,092,958
現金及現金等價物淨增減額	(79,059)

（三） 境內外不同會計準則差異說明：

本集團依中國會計準則及有關法規編製了法定財務報表。依照中國會計準則和國際會計準則之差異導致了法定財務報表與依國際會計準則編製之財務報表產生差異，該差異主要滙總如下：

	除稅及少數股東損益後綜合溢利		股東權益	
	二零零一年度	二零零零年度	二零零一年十二月三十一日	二零零零年十二月三十一日
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
重編後法定報表所載	**784,864**	691,487	**13,470,559**	13,319,413
依國際會計準則所作調整：				
一回轉法定報表會計政策變更影響數	**—**	(603)	**—**	—
一土地使用權攤銷	**36,920**	—	**36,920**	—
一不動產、廠場及設備評估增值及其折舊和攤銷	**30,730**	26,570	**(1,618,152)**	(1,648,882)
一出售員工宿舍損失	**—**	(31,866)	**(8,237)**	(8,237)
一遞延稅項	**(14,351)**	2,718	**(14,351)**	—
一持有至到期日之投資利息	**7,077**	—	**7,077**	—
一於期後建議之股利	**—**	—	**629,718**	453,397
依照國際會計準則編製之財務報表所載	**841,240**	688,306	**12,503,534**	12,115,691

（四） 扣除的非經常性損益項目和金額：

（單位：人民幣千元）

	二零零一年度		二零零零年度	
	本集團	本公司	本集團	本公司
營業外收入	**8,529**	**7,297**	9,414	9,414
營業外支出	**(14,680)**	**(14,299)**	(6,501)	(4,505)
所得稅返還	**163,430**	**163,430**	122,627	122,627
長期股權投資差額攤銷	**(6,026)**	**(6,026)**	259	259
所得稅影響	**4,018**	**4,299**	(1,047)	(1,705)
	155,271	**154,701**	124,752	126,090

（五） 按中國會計準則，本集團前五年主要會計數據和財務指標：

項目	二零零一年	二零零零年 重編後	二零零零年 重編前	一九九九年	一九九八年	一九九七年
（單位：人民幣千元）						
主營業務收入	**1,625,992**	1,381,696	1,381,696	1,138,385	1,013,037	724,586
淨利潤	**780,864**	691,486	691,486	604,868	542,731	314,086
總資產	**14,914,400**	15,057,227	15,057,227	14,519,176	14,098,258	14,038,665
負債合計	**1,312,496**	1,608,363	1,584,734	1,684,771	1,609,170	1,886,087
少數股東權益	**131,345**	129,451	129,451	343,953	212,484	125,484
股東權益	**13,470,559**	13,319,413	13,343,042	12,490,452	12,276,604	12,027,395
（單位：人民幣元）						
每股收益	**0.16**	0.14	0.14	0.12	0.11	0.07
每股淨資產	**2.67**	2.64	2.65	2.56	2.51	2.46
調整後的每股淨資產	**2.67**	2.64	2.65	2.56	2.51	2.46
每股經營活動產生的現金流量淨額	**0.22**	0.20	0.20	0.18	0.17	0.0685
淨資產收益率	**5.8%**	5.2%	5.2%	4.8%	4.4%	2.6%
加權平均淨資產收益率	**5.7%**	5.4%	5.4%	4.8%	4.4%	4.98%

註： 1) 一九九七年十二月三十一日股本加權平均數為4,298,509,144股。

2) 根據財政部財會〔2001〕5號文件，本公司出售住房給職工共計人民幣23,629,000元，於二零零零年列住房週轉金，於二零零一年調整減少年初未分配利潤。

本集團歷年收入、盈利對照圖


收入淨額
除稅及少數股東權益後溢利
截至十二月三十一日止
1997
1998
1999
2000
2001
334,853
779,673
566,363
1,052,975
630,633
1,233,924
688,306
1,542,952
841,240
1,829,552
人民幣千元
0
500,000
1,000,000
1,500,000
2,000,000

（六） 按國際會計準則，本集團前五年主要會計數據和財務指標：

項目	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
（單位：人民幣千元）					
收入，淨額	**1,829,552**	1,542,952	1,233,924	1,052,975	779,673
淨利潤	**841,240**	688,306	630,683	566,363	334,853
總資產	**13,334,684**	13,400,108	12,844,327	12,397,693	12,313,805
負債合計	**452,305**	940,466	1,296,469	1,611,986	1,885,185
少數股東權益	**378,845**	343,951	343,953	212,485	125,485
股東權益	**12,503,534**	12,115,691	11,203,905	10,573,222	10,303,135
（單位：人民幣元）					
每股收益	**0.167**	0.1407	0.129	0.115	0.0779
每股淨資產	**2.48**	2.41	2.29	2.16	2.11
調整後的每股淨資產	**2.48**	2.41	2.29	2.16	2.40
經營活動產生的現金流量淨額	**1,092,958**	916,085	855,419	726,814	334,775

（七） 按中國會計準則，報告期內股東權益變動情況：

（單位：人民幣元）

項目	期初數	本期增加	本期減少	期末數	變動原因
股本	5,037,747,500	—	—	5,037,747,500	—
資本公積	7,484,538,998	—	—	7,484,538,998	—
盈餘公積	334,596,559	128,024,567	—	462,621,126	按規定提取
其中：					
法定公益金	111,532,186	42,674,855	—	154,207,041	按規定提取
未分配利潤	462,530,407	780,863,985	757,743,005	485,651,387	利潤及利潤分配
股東權益	13,319,413,464	908,888,552	757,743,005	13,470,559,011	利潤及利潤分配

（八） 利潤表附表

	淨資產收益率		每股收益	
報告期利潤	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	7.6%	7.4%	0.20	0.20
營業利潤	6.8%	6.6%	0.18	0.18
淨利潤	5.8%	5.7%	0.16	0.16
扣除非經常性損益後的淨利潤	4.6%	4.6%	0.12	0.12

(一) 公司股權結構

公司股權結構表


股份數額
股份比例 (%)
單位：股
3,665,747,500
72.77%
(1)
未上市流通股份
國家股
國有法人股
11.90%
社會法人股
284,532,900
5.65%
1,372,000,000
(2)
己上市流通股份
境外上市的H股
人民幣普通股
150,000,000
2.98%
(3)
股份總數
5,037,747,500
100%

註： 報告期內，本公司未發生股份總數及結構變動的情況。

(二)股票發行上市及募集資金使用情況

1、 H股發行及募集資金使用情況

本公司於一九九七年六月二十七日在香港聯合交易所成功發行並上市H股1,222,000,000股，發行價格為每股港幣3.11元(折合人民幣3.33元)，共募股資金約人民幣4,069,000,000元，扣除發行成本，籌集資金淨額為人民幣3,926,000,000元。根據招股書披露的資金使用計劃，截至二零零一年十二月三十一日止已作以下用途：

(1) 支付人民幣1,345,786,000元收購寧滬二級公路十五年土地使用權及經營權；

(2) 投資人民幣2,125,000,000元建設江蘇廣靖、錫澄高速公路，並擁有其85%的權益。江蘇廣靖、錫澄高速公路已於一九九九年九月二十八日建成通車，本公司目前已支付投資款人民幣2,108,942,000元；

(3) 滬寧高速公路江蘇段三大系統已於二零零一年下半年完成升級改造，工程總支出為人民幣178,700,000元；

(4) 用於償還貸款支付人民幣276,514,000元；

(5) 剩餘資金約人民幣16,058,000元為江蘇廣靖、錫澄高速公路尚未支付的工程尾款，現存於中國境內的商業銀行。

2、 A股發行及募集資金使用情況

本公司於二零零零年十二月二十二日至十二月二十三日以上網定價發行和向二級市場投資者配售相結合的方式向境內投資者成功發行社會公眾股(A股)150,000,000股，發行價格為每股人民幣4.20元，共募集資金人民幣630,000,000元，扣除發行成本，籌集資金淨額為人民幣614,500,000元。根據招股書披露的募集資金使用計劃，截至二零零一年十二月三十一日止已作以下用途：

(1) 於二零零零年十二月二十九日支付人民幣472,670,218元收購江蘇揚子大橋股份有限公司(「揚子大橋公司」)股份381,185,660股，佔該公司總股本的17.83%；

(2) 剩餘募股資金人民幣141,829,782元於二零零一年九月四日繼續用於收購揚子大橋公司股份188,650,000股，佔該公司總股本的8.83%，資金不足部分由本公司自有資金支付。

(三)主要股東持股情況介紹

1、 報告期末股東數

截止二零零一年十二月三十一日止，列於本公司股東名冊上的境內股東共計55,129戶。

2、 本公司主要股東持股情況

(1) 截止二零零一年十二月三十一日，擁有本公司股份前十名股東情況：

名次	股東名稱	本期末持股數(股)	本期持股變動增減情況(+/-)	持股佔總股本比例(%)	持有股份的質押或凍結情況	股份性質
1	江蘇交通控股有限公司	2,781,743,600		55.22		國家股
2	華建交通經濟開發中心	597,471,000		11.86		國有法人股
3	The Capital Group Companies, Inc	154,696,000	(57,516,000)	3.07		H股
4	銀河證券有限責任公司	19,410,270	19,410,270	0.39		A股
5	華夏證券有限責任公司	16,660,000		0.33		社會法人股
6	申銀萬國證券股份有限公司	14,450,000		0.29		社會法人股
7	Winner Glory Development Ltd	12,000,000		0.24		H股
8	江蘇鑫蘇投資管理公司	8,484,000	(86,000)	0.17		社會法人股
9	融證投資	7,115,836	7,115,836	0.14		A股
10	江蘇滙遠房地產發展實業公司	6,200,000		0.12		社會法人股

註： 十大股東持股相關情況說明:

(a) 據本公司所知，本公司前十名股東之間不存在關聯關係；

(b) 報告期內，本公司沒有收到持股5%以上的法人股東所持股份發生質押、凍結等情況的通知；

(c) 報告期內，沒有發生本公司關聯方、戰略投資者和一般法人因配售新股而成為本公司前十名股東的情況。

(2) 截止二零零一年十二月三十一日，按本公司根據披露權益條例第16條設立之登記名冊，下列人士直接或間接擁有10%或以上股份權益：

(a) 控股股東－江蘇交通控股有限公司

本公司控股股東江蘇交通控股有限公司(「交通控股公司」)是在本公司原控股股東江蘇交通投資公司的基礎上，根據蘇政復〔2000〕132號《省政府關於成立江蘇交通控股有限公司的批復》，於二零零零年九月十五日正式變更成立的。該公司持有本公司2,781,743,600股股份，佔本公司總股本的55.22%。

交通控股公司由省政府出資設立，授權其為具有投資性質的國有資產經營單位和投資主體，法人代表：沈長全，注冊資本人民幣4,600,000,000元，其經營範圍為：在省政府授權範圍內，從事國有資產經營、管理；有關交通基礎設施、交通運輸及相關產業的投資、建設、經營和管理；實業投資，國內貿易(國家有專項規定的報經審批後經營)。

(b) 持10%以上國內股股東－華建交通經濟開發中心

華建交通經濟開發中心(「華建中心」)持有本公司597,471,000 股股份，佔本公司總股本的11.86%，為本公司第二大股東。

華建中心於一九九三年十二月十八日設立，為全民所有制企業，法定代表人：朱耀庭，注冊資本人民幣500,000,000元，其經營範圍為：主營公路、碼頭，港口、航道的綜合開發、承包建設；交通基礎設施新技術、新產品、新材料的開發、研製和產品的銷售。兼營建築材料、機電設備、汽車(不含小轎車)及配件、五金交電、日用百貨的銷售；經濟信息諮詢；人才培訓。

(c) 持10%以上H股股東－The Capital Group Companies, Inc.

The Capital Group Companies, Inc.持有本公司154,696,000股H股，佔本公司總股本的3.07%，佔本公司已發行H股的12.66%為本公司第三大股東。

The Capital Group Companies, Inc.是一家在美國加州註冊的公司。

3、 董事、監事及高級管理人員之持股情況

截止二零零一年十二月三十一日，本公司的董事、監事、主要高級管理人員及其關聯人事概無持有任何本公司及聯營公司的註冊股本權益的記錄。

在該年度，本公司及其聯營公司並未作授予董事、監事、高級管理人員及其關聯人士認購本公司或其聯營公司的股本或債券而取得利益的安排。

4、 購買、出售及購回本公司股份

截止二零零一年十二月三十一日，本公司概無購買、出售或購回本公司股份之行為。

董事、監事、高級管理人員和員工情況

(一)董事、監事及高級管理人員

1、 基本情況

姓名	性別	年齡	職務	任期(註1)	年初數	年內增減增減變動	年度末持股數(註2)
沈長全	男	54	董事長	二零零一年四月起三年	0	0	0
周建強	男	49	董事	二零零一年四月起三年	0	0	0
朱耀庭	男	61	董事	二零零一年四月起三年	0	0	0
陳祥輝	男	39	董事、總經理	二零零一年四月起三年	0	0	0
李大鵬	男	49	董事、副總經理	二零零零年五月起三年	0	0	0
劉步存	男	52	董事、副總經理	二零零零年五月起三年	0	0	0
范玉曙	女	50	董事	二零零零年五月起三年	0	0	0
崔小龍	男	41	董事	二零零一年四月起三年	0	0	0
王正義	男	44	董事	二零零零年五月起三年	0	0	0
張永珍	女	70	獨立董事	二零零零年五月起三年	0	0	0
方　鏗	男	63	獨立董事	二零零零年五月起三年	0	0	0
鍾章萬	男	59	監事會主席	二零零零年五月起三年	0	0	0
賈大康	男	59	監事	二零零零年五月起三年	0	0	0
徐　揚	男	30	監事	二零零一年四月起三年	0	0	0
杜文毅	男	39	監事	二零零一年四月起三年	0	0	0
馬　寧	女	46	監事	二零零一年四月起三年	0	0	0
吳贊平	男	38	副總經理		0	0	0
姚永嘉	男	38	董事會秘書		0	0	0
林志華	男	38	香港董事會秘書		0	0	0
劉　偉	女	46	財務會計部經理		0	0	0

註：

1、 本公司或有關董事、監事可以不少於三個月事先書面通知終止合同；

2、 包括其配偶或子女及其通過控制30%或以上股本的公司。

2、 年度報酬情況

(1) 董事、監事和其他高級管理人員的報酬按照本公司與其所簽定的薪酬協議提取。

(2) 現任董事、監事和其他高級管理人員的年度報酬總額為人民幣2,120,000元，金額最高的前三名董事的報酬總額為人民幣390,000元，金額最高的前三名高級管理人員的報酬總額為人民幣360,000元。

(3) 董事、監事和其他高級管理人員年度報酬區間在人民幣100,000至150,000元，屬第一級共19人。

(4) 本公司支付給兩位獨立董事的津貼為每人每年港幣100,000元。

(5) 沈長全先生、周建強先生、朱耀庭先生、范玉曙女士、崔小龍先生、王正義先生、徐揚先生、杜文毅先生、馬寧女士未在公司領取報酬。

(6) 張永珍女士、方鏗先生除津貼外未在公司領取報酬。

(7) 本公司在職董事目前採用的社會統籌養老保險，人均每年繳付人民幣7,354元，本公司不為退休董事支付任何退休金。

3、 報告期內董事、監事和高級管理人員變動情況

(1) 經二零零一年二月二十日召開的第三屆五次董事會會議和二零零一年四月九日召開的二零零一年度第一次臨時股東大會審議通過，同意章俊元先生、樂家驊先生、徐軼群女士因工作變動原因，張全庚先生因退休原因辭去本公司董事職務，同意沈長全先生、周建強先生、朱耀庭先生、陳祥輝先生、崔小龍先生當選為本公司董事。

(2) 經二零零一年二月二十日召開的第三屆二次監事會會議和二零零一年四月九日召開的二零零一年度第一次臨時股東大會審議通過，同意耿流玉先生、吳贊平先生、邢國強先生因工作變動原因辭去本公司監事職務，同意徐揚先生、杜文毅先生、馬寧女士當選為本公司監事。

(3) 本公司於二零零一年八月二十一日召開的第三屆八次董事會聘任吳贊平先生為本公司副總經理。

董事、監事、高級管理人員和員工情況

4、 董事、監事及高級管理人員簡歷

(1) 董事

執行董事

沈長全先生：董事長，一九四八年出生，經濟師。沈先生自一九八一年起曾任吳縣縣長、縣委書記；自一九九二年起擔任蘇州市副市長，長期主管蘇州市的城市與交通建設，並在一九九二至一九九七年期間主持蘇州高新技術開發區開發建設，具有豐富的工程與管理經驗；二零零一年一月任交通控股公司董事長。

周建強先生：董事，一九五三年出生，高級經濟師，高級工程師。一九八五年碩士研究生畢業。周先生自一九八五年起任江蘇省計劃經濟委員會處長；一九九七年任江蘇省國際信託投資公司副總經理；於一九九九年任江蘇省計劃經濟委員會副主任；二零零一年一月任交通控股公司副董事長、總經理。長期從事投資管理和金融、證券工作，具有豐富的經營和管理經驗。

朱耀庭先生：董事，一九四一年出生，高級會計師。朱先生畢業於上海海運學院，財務會計專業。一九六三年四月至一九九三年十月在交通部工作，曾任財務司司長、華建中心總經理。並在華北高速公路股份有限公司擔任監事會主席、廣西五洲交通股份有限公司擔任副董事長、揚子大橋公司擔任副董事長等職務。

陳祥輝先生：董事，一九六三年出生，大學、高級工程師。陳先生長期從事交通建設與管理工作，曾任江蘇省交通廳工程質量監督站副站長，江蘇省寧連寧通公路管理處處長，具有十多年的交通建設以及經營管理經驗。陳先生於二零零零年十二月擔任本公司總經理，並擔任廣靖錫澄公司董事長，揚子大橋公司副董事長等職務。

李大鵬先生：董事、副總經理，一九五三年出生，大專、經濟師，一九九六年一月加入本公司。李先生曾先後擔任江蘇省交通規劃設計院副院長、江蘇快鹿汽車運輸股份有限公司董事長、錫澄公司總經理等職，具有二十多年經濟管理及運輸管理經驗。

劉步存先生：董事、副總經理，一九五零年出生，大學、經濟師，一九九二年八月加入本公司。劉先生曾任江蘇省交通廳辦公室副主任、江蘇省高速公路建設指揮部副處長、廣靖公司總經理等職，具有二十多年法律和經濟管理經驗。

范玉曙女士：董事，一九五二年出生，大專、高級會計師，現任交通控股公司財務審計部經理。范女士曾擔任江蘇省租賃公司交通業務部經理、江蘇交通投資公司副經理等職，有二十年從事金融、財務管理經驗。

崔小龍先生：董事，一九六一年出生，大學，會計師。崔先生自一九八四年起在江蘇省交通廳工作，曾任財務處科長、任江蘇交通投資公司副總經理；現任交通控股公司投資發展部經理；並在揚子大橋公司任董事，在江蘇省交通企業協會任副秘書長等職務。具有十多年的企業管理和財務管理經驗。

王正義先生：董事，一九五八年出生，大學、高級工程師，現任江蘇交通建設集團董事長。王先生先後任江蘇省交通規劃設計院副院長、江蘇省交通廳駐馬達加斯加合營公司副總經理、總工程師等職。有近二十年從事公路設計、建設、管理等經驗。

獨立非執行董事

鄭張永珍女士：獨立非執行董事，一九三二年出生。鄭女士曾任香港特別行政區籌備委員會委員、中國全國政治協商會議委員會常務委員、中國國務院港澳辦及新華社香港分社香港事務顧問及香港管理專業協會企業發展中心主席。鄭女士也是大慶石油有限公司董事經理、瑞典愛立信電話有限公司中國高級顧問、富豪汽車國際有限公司高級顧問及ABB戴姆勒－奔馳交通公司中國有限公司高級顧問，具有幾十年商業投資和創業經驗，更榮獲瑞典國王卡爾十六世古斯塔夫頒發瑞典皇家北極星勇士勳章。

方鏗先生：獨立非執行董事，一九三九年出生，祖籍上海。六零年代畢業於美國麻省理工學院並取得化學工程碩士學位，現任香港肇豐針織有限公司主席、香港滙豐銀行非執行董事、全國政協委員。同時擔任重要工商貿團體及公共服務機構職位，如香港生產力促進局主席、香港菲臘牙科醫院管理局主席、香港紡織業聯合會名譽會長、香港羊毛化纖針織業廠商會名譽會長及紡織業諮詢委員會委員等職。

(2) 監事

鍾章萬先生：監事會主席，一九四二年出生，大專，一九九二年八月加入本公司。鍾先生曾先後擔任江蘇省聯運公司副經理及江蘇省高速公路建設指揮部副處長、本公司證券處副處長、投資證券部經理等職。鍾先生長期從事經濟管理工作，具有豐富的經濟管理工作經驗，從一九九二年加入本公司後一直從事證券、投資融資等工作。

賈大康先生：監事，一九四三年出生，大學、高級工程師，一九九六年十月加入本公司。賈先生曾擔任江蘇省公路局路政科副科長、科長，江蘇海員、公路運輸工會副主席，江蘇交通工程學會委員及秘書長、本公司路政處處長、資產管理部經理等職，現任江蘇省高速公路路政總隊滬寧高速公路路政支隊支隊長。賈先生長期從事經濟管理和交通管理工作近三十年。

徐揚先生：監事，一九七二年出生，大學文化。現任交通控股公司辦公室主任。曾在武警江蘇總隊、江蘇省交通廳政治部工作；具有多年從事行政管理、交通運輸，經濟工作經驗。

杜文毅先生：監事，一九六三年出生，高級經濟師。杜先生畢業於西安交通公路大學經濟系管理專業。一九八三年起在江蘇省南京交通學校財務會計教研室和江蘇交通規劃設計院工作，曾任財務材料室主任、江蘇偉信工程諮詢公司(中外合資)財務顧問等職務。自二零零零年十月任交通控股公司財務審計部副經理，並擔任揚子大橋公司監事、監事會主席職務。

馬寧女士：監事，一九五六年出生，大專學歷、會計師。現任華建交通經濟開發中心行政人事部副經理。馬女士自一九七五年起在交通部工作，任機關財務處會計職務；一九九零年一月起在中國航海學會工作，任會計職務；自一九九四年六月至今在華建中心工作，現任部門副經理。

(3) 其他高級管理人員

吳贊平先生：副總經理，一九六四年出生，大學、高級工程師，一九九二年八月加入本公司。吳先生曾先後擔任江蘇省高速公路建設指揮部副科長及科長、本公司工程技術處副處長及經理、總經理助理等職。吳先生從事交通項目管理工作十多年。

姚永嘉先生：董事會秘書，一九六四年出生，碩士、高級工程師，一九九二年八月加入本公司。姚先生曾先後任職江蘇省交通規劃設計院、江蘇省高速公路建設指揮部科長及本公司證券科科長、董事會秘書室主任，姚先生自參加工作起，一直從事工程管理、投資分析、融資及證券等工作，積累了豐富的工作經驗。

林志華先生：香港董事會秘書，一九六四年出生，英國特許秘書及行政人員公會會員及香港公司秘書公會會員，負責遵守香港有關規定的本公司秘書。林先生亦是本公司的香港公司秘書及傳票接受人，為本公司香港法律顧問一齊伯禮律師行的僱員。

劉偉女士：財務會計部經理，一九五六年出生，中專、高級會計師，一九九二年八月加入本公司，曾擔任江蘇省交通廳規劃計劃處副科級科員、江蘇省路橋公司財務部負責人及江蘇省高速公路建設指揮部財務處科長、本公司財務處副處長及經理。劉女士從事經濟管理及財務管理工作已二十年，積累了豐富的經驗。

(二) 本公司員工情況

截止二零零一年十二月三十一日，本公司在編人員1,524人，其中碩士學歷6人，本科學歷120人，大專學歷301人，中專學歷213人，高中及以下人員884人；本公司專業技術人員306人，其中高級專業技術人員25人，中級專業技術人員87人，初級專業技術人員194人。

截止二零零一年十二月三十一日，本公司需承擔費用的離職退休人員有9人。

(一)本公司治理狀況

本著保護廣大投資者權益的原則，本公司參照《上市公司治理準則》並結合自身的特點和需要，進一步完善了公司治理結構，具體表現在：

1、 平等對待所有股東，保護股東合法權益

(1) 本公司公平對待所有股東特別是中小股東，一貫堅持禁止本公司股東和內幕人員進行內幕交易及損害本公司和股東權益的關聯關係；

(2) 保護股東合法權益，本公司對法律、行政法規所規定的重大事項均在境內外監管機構指定的信息披露報章及網站進行了及時、準確、完整的披露，以保證股東的知情權和參與決定權；

(3) 本公司正著手開展股東大會議事規則的制定工作，明確股東大會是本公司的最高權利機構，健全和完善股東大會的議事規則和決策程序，保證會議召開程序、議事程序的合法性、有效性；

(4) 不斷規範控股股東與本公司之間的關係，控股股東嚴格按照法律規定行使出資人的權利，無利用其特殊地位謀取額外利益的情況發生；本公司的重大決策完全由股東大會依法作出；本公司董事、監事的選舉及高級管理人員的聘任、解聘均嚴格遵循法律、行政法規、公司章程規定的程序；本公司與控股股東之間實行人員、資產和財務「三分開」，各自獨立核算、獨自承擔責任和風險；

(5) 本報告期內不存在股東以各種形式佔用、轉移本公司的資產、資金及其他資源，也無為股東及其關聯單位提供擔保的情況發生。

2、 董事會認真履行了誠信勤勉義務與責任

(1) 本公司董事會自始至終貫徹向股東大會負責的方針，嚴格按照法律、行政法規和公司章程的規定行使職權，平等對待所有股東；

(2) 本公司正著手開展董事會議事規則的制定工作，明確董事會是公司股東大會的執行機構，對本公司的經營投資及內部管理作出決策，為董事會日常工作以及會議的召開提供規範及指導性意見，以確保工作效率和科學決策；

(3) 本公司董事會遵循有關法律、法規、規則及公司章程的規定，嚴格履行股東大會的決議、招股說明書以及其他方式作出的承諾；

(4) 本公司建立獨立董事制度，遂步完善獨立董事工作細則，董事會目前正在設立戰略委員會、提名、薪酬與考核委員會、審計委員會，並分別制定工作細則，進一步完善獨立董事制度；

(5) 本公司通過規範董事會秘書工作，充分發揮董事會秘書的積極作用，做好本公司與監管機構的溝通，保證董事會工作程序合法有效，保證本公司規範運作；

(6) 本公司董事會秘書認真記錄和整理董事會會議所議事項，實行出席會議的董事和記錄人在會議記錄上簽名的制度，並妥善地保存了會議記錄。

3、 充分發揮監事會的監督作用

(1) 本公司監事會向全體股東負責，在具體工作中以財務監督為核心，同時對本公司董事、經理及其他高級管理人員的盡職情況進行了監督，保護了本公司資產安全，降低了本公司財務和經營風險，維護了本公司和股東的合法權益；

(2) 本公司正著手開展監事會議事規則的制定工作，明確監事會對本公司董事會的決策以及執行股東大會決策情況進行監督的職責，並明確對經營管理層經營工作進行監督，監事會的工作將嚴格按照規則及程序進行；

(3) 本公司監事會成員具有法律、財務等方面的知識，具有與股東、職工和其他相關利益者進行廣泛交流的能力，保證了其監督工作的開展；

(4) 本公司實行出席會議的監事和記錄人在會議記錄上簽名的制度，並妥善保存會議記錄。

4、 本公司嚴格按照法律、法規和公司章程規定的信息披露的內容和格式要求，真實、準確和完整地披露了可能對廣大投資者的決策產生實質性影響的信息，確保所有股東有平等的機會獲得信息，提高公司透明度。

(二)獨立董事履行職責情況

本公司董事會目前有兩位符合香港聯交所、上海交易所上市規則任職要求的獨立董事，獨立董事按照相關法律、法規和公司章程的要求，忠實履行誠信與勤勉義務，維護公司整體利益，尤其關注中小股東的合法權益不受損害，在本公司的關聯交易、重大事項的審議中發表獨立意見，履行獨立職責。

本公司正在積極物色其他獨立董事人選，決定增設兩名獨立董事，達到中國證監會發佈的《關於上市公司建立獨立董事制度的指導意見》的要求，充分發揮獨立董事作用，完善公司法人治理結構。

(三)公司與控股股東在業務、資產、人員、機構、財務上分開情況

本公司與控股股東交通控股公司在業務、資產、人員、機構、財務上分開，本公司的人員獨立、財務獨立、資產完整、機構獨立，具有獨立完整的生產經營法人實體。

1、 本公司與控股股東業務分開

本公司與控股股東業務分開，本公司主要從事旗下高速公路的收費、養護、管理以及各子公司的投資經營，控股股東交通控股公司是國有資產經營單位，其主要業務是在省政府授權範圍內，從事國有資產經營、管理，兩者在業務上既不存在上下游關係，也不存在競爭，本公司是獨立經營的實體。

2、 本公司資產完整

本公司與控股股東產權關係清晰，本公司對經營性資產擁有完整的所有權，本公司資產與控股股東資產嚴格分開，並完全獨立運營。

3、 本公司人員獨立

本公司在勞動、人事及工資管理等方面完全獨立於控股股東，本公司總經理、副總經理、董事會秘書等高級管理人員均在本公司領取薪酬，均不在控股股東單位任職。

控股股東向本公司推薦董事、監事人選均通過合法程序進行，董事會和股東大會作出人事任免決定均能有效執行，不存在干預本公司董事會和股東大會已經作出的人事任免決定的情況。

4、 本公司機構獨立

本公司與控股股東的辦公機構及經營場所分開，不存在「兩塊牌子、一套人馬」、混合經營、合署辦公的情況。

5、 本公司財務獨立

本公司設立了獨立的財務部門，並建立了獨立的會計核算體系和財務管理制度，在銀行擁有獨立的帳戶，依法獨立納税，能獨立作出公司的財務決策，不存在控股股東干預本公司資金運用的情況。

(四)最佳應用守則

本公司董事會尚未按照香港聯交所上市規則附錄14之最佳應用守則(「最佳應用守則」)之第14段，成立一個旨在檢討及監察本公司的財務滙報程序及內部控制的審核委員會(「審核委員會」)。但本公司的組織架構內已設立一個職能與之相若的監事會，所不同的是本公司的監事會成員由五人組成(其中一人為本公司員工代表)並由股東大會選出及罷免並向股東大會負責而非向董事會負責，而一個審核委員會的成員則為一家公司的非執行董事。除此以外，董事概無知曉任何有合理迹象顯示本公司在現時或在本期間任何時間內未有遵守最佳應用守則的資料。

(一)二零零一年第一次臨時股東大會

經本公司於二零零一年二月二十日(星期二)召開的第三屆五次董事會、三屆二次監事會決議通過，同意於二零零一年四月九日(星期一)上午九時正在中國江蘇南京市石鼓路69號(江蘇交通大廈)召開二零零一年第一次臨時股東大會，並於二零零一年二月二十一日刊登了臨時股東大會通告。

經出席本次會議有表決權的股東及股東授權代理人投票表決審議通過以下議案：同意章俊元先生、張全庚先生、樂家驊先生、徐軼群女士辭去本公司董事職務，追認徐華強先生辭去董事職務，同意耿流玉先生、吳贊平先生、邢國強先生辭去本公司監事職務，並同意公司與其簽訂有關終止服務合同；同意沈長全先生、周建強先生、朱耀庭先生、陳祥輝先生、崔小龍先生任本公司董事，同意徐揚先生、杜文毅先生、馬寧女士任本公司監事，並同意本公司與其簽訂有關服務合同。

本公司於二零零一年四月十日將臨時股東大會決議分別刊登於中國證券報、上海證券報、香港南華早報、香港經濟日報。

(二)二零零零年度股東周年大會

經本公司於二零零一年四月十一日(星期三)召開的第三屆七次董事會決議通過，同意於二零零一年六月八日(星期五)上午九時正在中國江蘇南京市石鼓路69號(江蘇交通大廈)召開二零零零年度股東周年大會，並於二零零一年四月十二日刊登了股東周年大會通告。

經出席本次會議有表決權的股東及股東授權代理人投票表決審議通過以下議案：批准二零零零年度董事會報告、監事會報告、經審計帳目和核數師報告；批准繼續聘任安達信公司及安達信華強會計師事務所為本公司核數師；批准二零零零年末期股利分配方案為每十股分現金紅利人民幣0.90元(含稅)。

本公司於二零零一年六月九日將股東周年大會決議分別刊登於中國證券報、上海證券報、香港南華早報、香港經濟日報。

開拓未來

成功之道



我們將以



將美好的前景

變成現實





董事長報告書



各位股東：

區域經濟的持續發展為本公司創造了良好的經營環境。二零零一年，本集團繼續保持通車五年來的盈利增長幅度，全年完成營業收入人民幣1,919,781,000元，按照中國會計準則，實現稅後溢利人民幣780,864,000元，較二零零零年度增加12.93%；按照國際會計準則，實現稅後溢利人民幣841,240,000元，較二零零零年度增加22.22%。對此本人感到十分欣慰。

回顧五年來所走過的歷程，本公司完成了滬寧高速公路建設後的第一個發展階段，成功地實現了由建設管理向投資經營管理轉變，並作為江蘇省第一個高速公路營運企業，初步探索和形成了一套經營管理模式和取得了眾多的管理經驗，完成了揚子大橋、蘇嘉杭高速公路等一些有增長前景項目的收購和參股工作，為保證公司業績的持續增長打下了良好的基礎。

從今年開始，本公司將進入下一個發展階段，將全面健全現代企業制度，擴大經營規模，拓展經營領域，進一步把公司做大做強。為此，本公司不僅會在本行業中尋求發展機會，也會探索進入其他基礎設施領域和跨行業發展，為本公司的可持續發展拓展更為廣闊的空間。

董事長報告書

為配合本公司長遠戰略發展，確保公司戰略方向始終在正確的軌道上運行，本公司將不斷完善公司治理。二零零二年，本公司董事會將增設兩名獨立董事人選，董事會下設立戰略委員會、提名、薪酬與考核委員會及審計委員會，完善各項議事規則，逐步改進本公司組織結構，加強內部管理，保證決策的科學化和合理化。

本公司還將致力於公司企業文化的建設，建立和諧的人際關係，樹立本公司文明形象和品牌，更好地為社會服務。二零零二年，本公司要完成企業形象的設計、定位和宣傳，完成企業精神的提煉、培育和推廣，在全體員工中形成共同的價值觀，體現公司的凝聚力和團隊精神，共同推進公司的發展。我們也希望通過創造這種良好和諧的人文環境，來吸引、培養和儲備適應公司未來發展的多方位人才。

展望未來，中國經濟將持續健康發展，特別是中國正式加入世貿後，沿海城市率先受惠，經濟的快速發展以及關稅的調節將促進社會汽車保有量的快速增長，為本公司所經營公路的交通量及收費額的增長提供了極其有利的條件，日益顯示出本公司經營項目的優勢。

同時，江蘇也正處在以推進高速公路網絡化為代表的新一輪交通建設時期，二零零一年底全省高速公路通車里程已超過1,300公里，計劃到二零一零年達到3,500公里，本公司的發展空間十分廣闊。公司將充分利用資本市場，積極尋找符合我們投資回報和增長要求的投資機會，不斷優化資源配置，實施可持續發展戰略。

最後，感謝本公司管理層和全體員工為本公司的發展所付出的敬業和努力，感謝各位股東對本公司的鼎力支持。董事會有信心，也有能力，用新技術、新理念、新機制去整合社會可利用資源，將美好的前景變成現實。

承董事會命

沈長全

沈長全
董事長

中國•南京
二零零二年四月八日

致各位股東：

董事會提呈董事會報告書及本集團截至二零零一年十二月三十一日止年度已審計之財務報告。董事會確信本報告所載資料不存在任何重大遺漏、虛假陳述或者嚴重誤導，並對其內容的真實性、準確性和完整性負個別及連帶責任，敬請各位股東閱覽。

1、 本公司業務及財務業績

本公司主要從事投資、建設、經營和管理滬寧高速公路及其江蘇省境內的公路，並發展該等公路沿線的客運及其輔助服務業(包括加油、餐飲、購物、汽車維修、廣告及住宿等)。

本集團財務狀況(按中國會計準則)

項目	二零零一年 (人民幣千元)	二零零零年 (人民幣千元) (重編後)	增減 (%)
總資產	**14,914,400**	15,057,227	-0.94
流動負債	**1,014,683**	1,350,577	-24.87
長期負債	**297,813**	257,786	15.53
少數股東權益	**131,345**	129,451	1.46
股東權益	**13,470,559**	13,319,413	1.13
主營業務利潤	**1,017,568**	881,805	15.40
淨利潤	**780,864**	691,487	12.93

主要變動原因：

1) 總資產、流動負債減少的主要原因為本公司歸還了人民幣370,000,000元銀行貸款。

2) 長期負債增加的主要原因為華建交通經濟中心根據總承包合同投入廣靖錫澄公司工程款。

3) 主營業務利潤、淨利潤增長的主要原因為經營活動、投資活動產生的盈利。

本集團截止二零零一年十二月三十一日止年度之綜合業績和本公司及本集團於二零零一年十二月三十一日按國際會計準則之財務狀況，已分別刊載於本年報核數師報告。

2、 本年度利潤分配預案

董事會建議就截至二零零一年十二月三十一日止本公司年度利潤分配預案如下：

	人民幣千元 (按國際會計準則)
除稅及少數股東權益前溢利	1,027,871
稅項	(173,892)
少數股東權益	(12,739)
股東應佔溢利	841,240
轉入	
法定公積金	(78,086)
法定公益金	(39,043)
任意公積金	—
本年度可供股東分配利潤	724,111
承前保留溢利	1,023,947
二零零零年度股息	(453,397)
保留溢利結轉	1,294,661
二零零一年度建議股息	629,718
每股盈利	人民幣0.167元

	人民幣千元 (按中國會計準則)
利潤總額	940,590
減：所得稅	(146,987)
少數股東權益	(12,739)
淨利潤	780,864
加：年初未分配利潤	462,530
可供分配利潤	1,243,394
減：提取法定盈餘公積	(85,350)
提取法定公益金	(42,674)
可供股東分配利潤	1,115,370
減：應付股利	(629,718)
未分配利潤	485,652

以上董事會建議之利潤分配方案，提呈二零零一年度股東周年大會審議批准。根據財政部有關規定和本公司章程，當按中華人民共和國會計準則和按國際會計準則審計，利潤有差異時，以低者為準。

3、 利潤分配預案

經安達信·華強會計師事務所審計：本公司二零零一年度實現淨利潤人民幣780,864,000元，根據《公司章程》規定，提取10%的法定公積金、5%的法定公益金，加上年初未分配利潤人民幣462,530,000元，本次可供分配利潤合計人民幣1,243,394,000元，本公司董事會以總股本5,037,747,500股為基數，建議向全體股東派發末期股息每十股人民幣1.25元(含稅)。

以上董事會建議之利潤分配方案，提呈二零零一年度股東周年大會審議批准，派發末期股息的具體日期和程序另行公告。

凡二零零二年四月二十六日名列本公司名冊之H股股東均可獲派末期股息。H股停止過戶期為二零零二年四月二十六日至二零零二年五月二十八日。A股股東的股權登記股息派發辦法和時間另行公告。

欲獲派末期股息之H股股東最遲應於二零零二年四月二十五日下午四時前將股票送往香港中環德輔道中一九九號維德廣場二樓香港中央結算(證券登記)有限公司辦理過戶登記手續。

有關A股及H股的末期股息之詳情待於二零零二年五月二十八日召開的二零零一年度股東周年大會通過後公佈，派發末期股息的具體日期和程序另行公告。

按本公司章程規定，A股股息以人民幣支付，H股股息以港幣支付，匯率將採用二零零二年五月二十八日前一周中國人民銀行公佈的人民幣兑換港幣的匯率平均價計算。

4、 預計二零零二年度股利分配政策

二零零二年本公司將分配一次現金紅利，其分配比例將不低於該年度淨利潤的50%。歷年累積的未分配利潤不用於二零零二年利潤分配。

5、 稅收政策的變化對公司財務狀況產生的影響

根據國家財政部於二零零零年十月頒佈的「財稅〔2000〕99號」文，規定上市公司先按33%的法定稅率繳納所得稅後，返還18%，實際稅負為15%，並將此優惠政策保留到二零零一年十二月三十一日。從二零零二年度開始，國家將取消上述優惠政策，將會對本公司的盈利產生一定的負面影響。

6、 董事會日常工作情況

(1) 二零零一年二月二十日召開的第三屆五次董事會

會議審議通過以下事項：提議沈長全先生、周建強先生、崔小龍先生、朱耀庭先生、陳祥輝先生擔任本公司董事；同意章俊元先生、樂家驊先生、徐軼群女士因工作變動原因，張全庚先生因退休原因辭去董事職務；同意於二零零一年四月九日召開二零零一年第一次臨時股東大會。

決議公告分別刊登於二零零一年二月二十一日的中國證券報、上海證券報、香港南華早報、香港經濟日報。

(2) 二零零一年四月九日召開的第三屆六次董事會

會議審議通過以下事項：選舉沈長全先生擔任本公司董事長。

決議公告分別刊登於二零零一年四月十日的中國證券報、上海證券報、香港南華早報、香港經濟日報。

(3) 二零零一年四月十一日召開的第三屆七次董事會

會議審議通過以下事項：本公司二零零零年度的董事會報告書、經審核帳目和核數師報告；繼續聘任安達信公司及安達信華強會計師事務所為本公司的核數師；確定二零零零年末期股利分配方案；批准開展投資蘇嘉杭高速公路工作；同意減少宜漕公路出資的方案；同意A股發行後已修改的公司章程。

決議公告分別刊登於二零零一年四月十二日的中國證券報、上海證券報、香港南華早報、香港經濟日報。

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(4) 二零零一年八月二十一日召開的三屆八次董事會

會議審議通過以下事項：本公司二零零一年度上半年業績報告，確定中期不分配紅利；成立董事小組增持揚子大橋公司股份；授權董事小組開展成立投資公司工作；授權管理層進行在公司淨資產5%以內的資金運作及總負債20%以內的銀行貸款；參股上海海德交通科技股份有限公司；成立滙獅樓(後更名為雙獅樓)酒店有限責任公司。

決議公告分別刊登於二零零一年八月二十二日的中國證券報、上海證券報、香港南華早報、香港經濟日報。

(5) 二零零一年九月四日召開的董事小組會議

會議審議通過以下事項：批准購買國家開發投資公司持有的揚子大橋公司部分股權協議。

7、 **董事會對股東大會決議的執行情況**

本公司二零零零年度的利潤分配方案的實施情況：

經本公司二零零零年度股東周年大會決定，本公司以總股本5,037,747,500股為基數向公司股東每股派發現金紅利人民幣0.09元(含稅)，共計人民幣453,397,275元。

本公司於二零零一年六月九日在中國證券報、上海證券報、南華早報、香港經濟日報上同時刊登「分紅派息」公告，確定股權登記日為二零零一年六月十四日，除息日為二零零一年六月十五日，紅利發放日為二零零一年六月二十一日，已實施了上年度利潤分配方案。

A股流通股股東的紅利由中國證券登記結算有限責任公司上海分公司統一發放；H股股東的紅利由香港中國銀行代理發放；國家股股東、法人股股東的紅利由華泰證券有限責任公司代理發放。

8、 其他事項

(1) 財務資料概要

本公司截至二零零一年十二月三十一日止年度之業績與總資產及股東權益已載於本年報審計報告。

(2) 銀行貸款及其他借款

本公司於二零零一年十二月三十一日之銀行貸款及其他借款詳情已載於財務報告註釋。

(3) 固定資產

年內固定資產之變動情況已載於財務報告註釋。

(4) 儲備

儲備變動情況已載於財務報告註釋。

有關法定公益金的性質、應用、其變動及計算基準(包括所採用之百分比及用以計算之利潤數額)之詳情已載於財務報告註釋。

(5) 職工養老金計劃

本公司參與由政府籌辦的養老金計劃，依照該計劃，二零零一年度本公司須支付相等於員工薪金的20%(另有6%由員工支付)，此項養老金本公司已足額支付，共計人民幣8,382,000元，並在本公司成本費用中列支。政府籌辦的養老金將承擔對本公司退休員工支付養老金的責任。

職工退休時，將獲得公司供款和養老保險金款項。

(6) 出售員工住房

根據國家《關於深化城鎮住房制度改革的方案》及江蘇省政府《關於江蘇省出售公有住房實施細則》等有關文件精神，本公司把現有的職工住房以政府規定的價格出售予本公司職工。根據財政部「財會〔2001〕5號」文件規定，出售員工住房損失的人民幣23,629,000元於二零零一年度調整減少年初未分配利潤。

(7) 附屬公司及聯營公司

於二零零一年十二月三十一日，本公司擁有的附屬公司及聯營公司如下：

附屬公司及聯營公司名稱（法人類別）	註冊成立日期及地點	本公司應佔股本權益	註冊資本（人民幣千元）	資產規模（人民幣千元）	淨利潤（人民幣千元）	主要業務
江蘇廣靖錫澄高速公路有限責任公司（有限責任公司）	一九九七年九月十六日中國	85%	850,000	2,578,871	85,451	江蘇廣靖錫澄高速公路興建、管理、養護及收費，以及相關的物資儲存，汽車客、貨運輸，汽車維修
江蘇快鹿汽車運輸股份有限公司（股份有限公司）	一九九六年六月二十一日中國	33.2%	150,300	230,589	19,210	公路運輸，汽車修理，汽車（小轎車除外）及零配件銷售
宜興宜漕公路有限公司（有限公司）	一九九八年十二月二十五日中國	49%	120,000	—	—	江蘇宜興宜漕公路建設及經營管理服務
江蘇揚子大橋股份有限公司（股份有限公司）	一九九二年十二月三十一日中國	26.66%	2,137,248	3,351,318	70,203	主要負責江陰長江公路及其他交通基礎設施的建設、維護管理和經營
南京雙獅樓酒店有限責任公司（有限責任公司）	二零零一年十一月七日中國	95.05%	1,010	12,683	(1,581)	製售中餐

(8) 優先購股權

根據本公司章程及中華人民共和國法律，本公司並無優先購股權規定公司需按持股比例向現有股東呈請發售新股之建議。

(9) 委託存款

截至二零零一年十二月三十一日止，本公司未有存放於中國境內金融機構的委託存款，並未出現定期存款到期而不能償付的情況。

(10) 所得稅

本公司實際稅負為15%。根據財政部二零零零年七月頒佈的「財會〔2000〕3號」文規定，所得稅實行先徵後返還的公司，應當在實際收到返還的所得稅時，沖減當期的所得稅費用。二零零一年度，本公司已收到省財政返還的所得稅費用163,430,000元。

承董事會命

沈長全
董事長

中國 • 南京
二零零二年四月八日



緊密聯繫

不斷擴張



將以建立現代企業制度為目標，做到



全面提高管理水平






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(一)經營環境

二零零一年，中國經濟繼續保持穩定增長，國內生產總值增長達到7.3%。江蘇省作為中國東部沿海地區經濟最活躍的省市之一，充分利用其優越的地理位置和多元化的經濟結構，再一次實現高於全國國內生產總值平均增長水平約2.9個百分點的經濟增長。

大好的宏觀經濟環境為高速公路網絡的快速擴展提供了良好的條件，到二零零一年，江蘇省建成的高速公路里程超過1,300公里，全省高速公路聯網暢通的格局已基本形成。

高速公路網絡的逐步延伸促進了高速公路客運和貨運的增長。高速公路相對於其他運輸模式而言，其所能提供的更方便、更快捷、更安全的服務正日益使其成為人們首選的交通模式。

同時，隨著中國正式加入世貿、經濟的快速發展以及關稅的調節將促進社會汽車保有量的快速增長，為本公司所經營公路的交通量及收費額的增長提供了有利的條件，日益顯示出公司經營項目的優勢。

(二)資產狀況

本公司的經營區域位於中國經濟最發達的長江三角洲地區，本公司擁有的主要資產，均地處中國經濟發達地區，在國家交通主幹線網中具有特殊地位，是連接江蘇省東西及南北的大走廊，其持續增長的交通流量，為本公司帶來了穩定增長的投資回報。

公司資產構成圖


江蘇寧滬高速公路股份有限公司
寧滬高速公路江蘇段
寧滬二級公路江蘇段
南京至連雲港高速公路南京段
江蘇廣靖錫澄高速公路有限責任公司
宜興宜漕公路有限公司
江蘇快鹿汽車運輸股份有限公司
江蘇楊子大橋股份有限公司

截止到二零零一年十二月三十一日，按中國會計準則，本集團總資產達人民幣14,914,400,000元，淨資產人民幣13,470,559,000元，本集團經營管理或投資的公路里程已超過600公里，是國內公路行業上市公司中資產規模最大者之一。

(三)業務經營分析

1、 業績綜述

二零零一年，本集團所轄的收費路橋資產仍然保持著較高的增長勢頭，滬寧高速公路、廣靖高速公路、錫澄高速公路以及江陰長江大橋、寧滬二級公路均全面超額完成年度計劃。本集團二零零一年度的總收入達到約人民幣1,919,781,000元，扣除收入相關稅金後收入淨值約為人民幣1,829,552,000元，比去年同期增長約18.57%。

其收入構成及比例如下：

項目	二零零一年收入（人民幣千元）	佔總收入比例 (%)	相對二零零零年增長 (%)
滬寧高速公路通行費收入	**1,152,162**	60.00	19.24
寧滬二級公路通行費收入	**224,961**	11.70	-1.00
寧連公路南京段通行費收入	**50,412**	2.60	-6.40
廣靖錫澄高速公路通行費收入	**198,457**	10.30	47.83
其他業務收入	**293,789**	15.40	23.48
合計	**1,919,781**	100.00	18.57

二零零一年收入構成及比例


滬寧高速公路
其他業務收入
寧滬二級公路通行費
廣靖錫澄高速公路通行費
寧連公路南京段

經安達信•華強會計師事務所審計，按中國會計準則，二零零一年度本集團稅後利潤約為人民幣780,864,000元，每股盈利約為人民幣0.155元，比上年同期上升12.93%。按國際會計準則除稅及少數股東權益後溢利約為人民幣841,240,000元，每股盈利約為人民幣0.167元，比上年同期上升22.22%。

實現盈利增長的主要原因包括：

(1) 滬寧高速公路車流量比去年同期增長16.18%；

(2) 錫澄、廣靖高速公路處於開通初期的高速增長階段，交通流量分別比去年同期增長34.43%及51.08%；

(3) 通過增持揚子大橋公司股份增加的投資收益；

(4) 本公司收到全年財政返還的退稅收入；

(5) 有效加強了寧滬二級公路的徵收、管理；

(6) 加大了非主業經營的力度，增加了非主業經營收益；

(7) 節支降耗，使支出控制在年初制定的計劃內。

2、 核心資產—滬寧高速公路



作為本集團核心資產的滬寧高速公路連接上海、蘇州、無錫、常州、鎮江、南京六個大、中城市，該地區物產豐富，具有堅固的工業基礎，交通運輸十分繁忙，其在中國經濟發展中具有特別重要的地位。

二零零一年，隨著中國及江蘇經濟持續穩定的增長及北京至上海高速公路全線開通的影響，已投入運營第五年的滬寧高速公路交通量及通行費收入繼續保持兩位數的增長幅度。

二零零一年一至十二月，滬寧高速公路累計通過車輛達24,440,000輛，日均全程交通量約為21,013輛，與二零零零年同期相比增長約16.18%。全年平均車種構成比例一類車至六類車分別約佔44.21%、25.31%、21.14%、7.77%、1.38%及0.19%，車型結構相對穩定。

寧滬高速公路1-12月日均全程交通量圖


二零零零年
二零零一年
輛／日
25,000
20,000
15,000
10,000
5,000
0
16,797
18,508
14,733
18,818
18,001
20,005
19,184
20,938
18,204
20,730
17,254
20,340
17,453
20,886
18,432
21,579
20,042
23,789
19,033
22,159
18,963
22,689
18,836
21,618
一月
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
十二月

二零零一年滬寧高速公路平均車種構成圖


第一類車
第二類車
第三類車
第四類車
第六類車
第五類車

二零零一年一至十二月滬寧高速公路累計通行費收入約為人民幣1,152,162,000元，日均收費額約為人民幣3,156,600元，比二零零零年度增長約19.24%。

寧滬高速公路1-12月日均通行費收入圖


二零零零年
二零零一年
人民幣千元／日
400
350
300
250
200
150
100
50
0
246.20
269.02
212.84
282.04
262.93
299.09
280.29
311.16
259.22
305.77
253.05
301.14
254.30
318.76
268.73
326.59
296.04
364.39
276.96
335.05
278.39
345.01
277.95
328.54
一月
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
十二月

高速公路管理

不斷提高高速公路管理技術是本公司持續提升自身核心能力的一個重要組成部分。二零零一年，本公司繼續加強道路動態和靜態管理，及時發現並制止違法違章行為，保護路產，維護路權，保障高速公路安全暢通。

滬寧高速公路的收費、通信、監控三大系統的升級改造產生良好效果，為公司的生產、經營服務工作提供了可靠的技術保障。

二零零一年，本公司進一步建立健全養護體系，保證了道路優良率達到95%以上。同時，堅持走科學化養護道路，推廣運用新材料、新技術、新工藝、新設備，為路面大修做好技術儲備。

非主營業務









在非主營業務方面，本公司成立的模擬法人單位經營發展公司與現代路橋公司以現有資源為依托，以開拓經營為手段，通過強化管理，廣開渠道，合理利用高速公路的優勢開展多種形式的經營，取得了良好的收益。

二零零一年本集團其他業務收入約人民幣293,790,000元，實現利潤約人民幣22,915,000元。其中，廣告經營通過內引外聯，擴大了廣告業務，二零零一年實現廣告收入人民幣23,173,000元，比去年同期翻了一番。

現代路橋公司在完成滬寧高速公路路面整治專項工程的同時，在面向市場、參與社會競爭方面做了一定的嘗試，對外承接工程營業收入達人民幣20,919,000元，全年實現利潤人民幣1,057,000元。

3、 其他資產

寧滬二級公路

針對寧滬二級公路收費車流量逐年下降的情況，本公司於二零零零年底成立了專門負責寧滬二級公路徵收管理等業務的管理機構，採取了一系列措施，加強道路管理和收費稽查力度，使寧滬二級公路通行費的下降趨勢基本得到遏制。

二零零一年通過寧滬二級公路收費站日均收費車輛約為42,434輛，較去年同期上升了0.18%，日均收費額約為人民幣616,300元，與二零零零年收入基本持平。

由於寧滬二級公路周邊地區道路網的形成和不斷發展，車輛的繞逃現象仍然存在，針對上述情況，本公司進行了寧滬二級公路收費站點佈局的調整研究，方案已報省政府待批，以期通過合理調整收費站點的設置，減少車輛繞逃現象，增加收費收入。

寧連公路南京段

由於北京至上海高速公路的全線通車，路網流量重新分配及南京段部分路段維修，二零零一年，寧連公路南京段的車流量與收費額呈下降態勢，通過該路段的日均收費車輛為9,450輛，日均收費額為人民幣138,100元，分別比去年同期下降4.93%及6.17%。

廣靖、錫澄高速公路

隨著北京至上海高速公路的全線通車，其作為大動脈的拉動效應逐步呈現出來，廣靖錫澄高速公路作為其組成路段交通流量屢創歷史新高，二零零一年廣靖高速公路日均全程交通量13,562輛，日均收費額約人民幣236,000元，與去年同期相比分別增長51.08%、53.36%；錫澄高速公路日均全程交通量12,049輛，日均收費額約人民幣307,700元，分別比去年同期增長34.43%、44.58%。二零零一年，廣靖錫澄公司為本集團創造盈利人民幣72,633,000元。

江陰長江公路大橋

自二零零一年二月江陰長江公路大橋的收費標準調整後，通行費收入大幅增長，同時，作為北京至上海高速公路的重要組成部分，交通量繼續保持增長，二零零一年日均過橋交通量為15,555輛，日均收費額為人民幣700,400元，分別比去年同期增長9.83%、52.01%，交通量和收費額將繼續保持增長勢頭。本公司於二零零一年九月四日增持了揚子大橋公司8.83%的股份，二零零一年度為本公司創造利潤人民幣9,496,000元，成為新的利潤增長點。

(四)財務分析

本公司採用積極穩健的財務政策，定時地對債務組合進行審查並及時作出必要的調整，嚴格控制投資風險，以達到公司、股東利益最大化的目的。

資本開支及財務資源

於二零零一年度，本集團已實施計劃中的資本開支約為人民幣590,867,000元，具體如下：

	人民幣千元
1、投資廣靖錫澄公司(H股資金)	109,071
2、進一步收購揚子大橋公司8.83%的股權	244,190
其中：A股資金	141,830
3、三大系統升級改造工程(H股資金)	84,812
4、滬寧高速公路等其他合同	10,964

上述資本開支均使用本集團H股及A股募集資金和公司自有資金投入。

現金及負債管理

本集團作為收費公路企業，自正式營業以來，有較強的經營活動現金流量，具有極強償債能力，二零零一年度，本集團營業活動之淨現金流入為1,092,958,000元，較去年增長19%；現金及現金節價物年末餘額為人民幣891,934,000元。因此，管理層認為本集團未有任何現金流動性的問題。

於二零零一年十二月三十一日，本集團共持有人民幣891,934,000元的現金及現金等價物，及人民幣265,016,000元的銀行借款：

	截止二零零一年十二月三十一日 本集團 人民幣千元
現金及現金等價物	891,934
庫存現金	243
銀行定期存款	79,660
銀行活期存款	695,720
短期投資	
人民幣	116,311
合計：	891,934
借款	265,016
短期銀行借款	210,000
長期銀行借款	55,016

償債能力

	人民幣千元
於二零零一年末，本公司借款情況如下：	
1、一年以內到期	214,703
2、一年以上，二年以內	4,703
3、二年以上五年以內	14,109
4、五年以上	31,501
合計：	265,016

附註：

1、　長期銀行借款為固定利率貸款，總額度為9,800,000美元，其中西班牙政府貸款利率為1%，買方信貸利率為6.7%，西班牙政府貸款和買方信貸各為4,900,000美元。

2、　短期銀行借款為固定利率，年利率在5.58%-5.85%，已於二零零二年一月全部歸還。

3.　本公司管理層認為本公司有充足現金流償還到期之銀行借款。

現金及銀行存款

本集團二零零一年度利息支出人民幣20,287,000元(其中在建工程利息資本化人民幣1,223,000元)，利息收入人民幣33,736,000元，包括銀行存款利息收入15,909,000元，長期應收款利息收入10,750,000元及持有之到期日之投資利息收入7,077,000元。。

短期投資

本集團將自有資金用於委託理財，從事國債等投資，該投資在控制風險的同時，將暫時閒置資金回報最大化。該投資是本集團現金管理的一部份，二零零一年除已認列的持有至到期之投資利息收入7,077,000元外，本公司已實現短期投資的收益為人民幣10,210,000元。

貸款利率風險

本集團不存在重大外滙風險。本集團於一九九八年獲得9,800,000美元西班牙政府貸款額度。截至二零零一年十二月三十一日止，該貸款餘額為6,645,000美元，但本集團目前有6,142,500美元的外滙存款，抵消外滙風險。

集團資本結構情況

本集團截止二零零一年十二月三十一日資本結構及與二零零零年比較數字如下：

	二零零一年十二月三十一日		二零零零年十二月三十一日	
	人民幣千元	%	人民幣千元	%
股東權益	**12,503,534**	**93.8**	12,115,691	90.4
少數股東權益	**378,845**	**2.8**	343,951	2.6
固定利率債務	**265,016**	**2.0**	626,723	4.7
浮動利率債務	**—**	**—**	—	—
無息債務	**187,289**	**1.4**	313,743	2.3
合計	**13,334,684**	**100.0**	13,400,108	100.0
資產負債率：	**3.39%**		7.02%	

預付款及其他應收款賬齡分析

	本集團			
	二零零一年十二月三十一日		二零零零年十二月三十一日	
	金額 人民幣千元	佔該賬款 餘額的百分比	金額 人民幣千元	佔該賬款 餘額的百分比
賬面餘額				
一年以內	**47,680**	**84.22%**	38,923	92.17%
一至兩年	**7,455**	**13.17%**	3,308	7.83%
兩至三年	**1,480**	**2.61%**	—	—
三年以上	**—**	**—**	—	—
合計	**56,615**	**100.00%**	42,231	100.00%

本集團應收賬款產生的主要原因為本公司所轄的現代路橋公司應收對外道路維修養護款。

應付工程款賬齡分析

	本集團			
	二零零一年十二月三十一日		二零零零年十二月三十一日	
	金額 人民幣千元	佔該賬款 餘額的百分比	金額 人民幣千元	佔該賬款 餘額的百分比
賬面餘額				
一年以內	**45,661**	**67.11%**	9,052	5.42%
一至兩年	**364**	**0.53%**	151,122	90.48%
兩至三年	**16,214**	**23.83%**	6,857	4.10%
三年以上	**5,802**	**8.53%**	—	—
合計	**68,041**	**100.00%**	167,031	100.00%

(五)在經營中出現的問題與困難及解決方案

隨著國家宏觀經濟調控政策繼續向基建項目傾斜，本公司憑藉基建項目的優勢與內部科學完善的管理，經營收益將穩定增長，目前在經營過程中尚未遇到重大問題與困難。

(六)公司投資情況

請參閱本報告「重要事項」。

(七)新年度業務發展計劃

隨著中國正式加入世貿，江蘇省以其地理和經濟優勢即將進入一個全新的、更快的經濟發展階段，這為本公司的發展帶來了新的契機；與此同時，隨著市場開放程度的進一步加深，和國際接軌的逐步深入，人才和資本充分流動，外來競爭加劇，公司所面臨的市場環境和規則也將產生巨大的變化，本公司將面臨新的挑戰。

穩健發展始終是本公司經營的一個基本主題。二零零二年，本公司將以建立現代企業制度為目標，建立和健全公司的現代組織體系和管理制度體系，做到決策科學化、行為規範化、服務標準化、檢查制度化，全面提高管理水平，以應對入世後所面臨的新挑戰。

從本公司的可持續發展出發，二零零二年，本公司仍將前瞻性地開展公司近期規劃和中長期發展方向的戰略研究，開展滬寧高速公路江蘇段和寧滬二級公路拓寬改造的可行性研究，儘早實現寧滬二級公路收費站點佈局的調整，充分挖掘通行費徵收的潛力，以求更好地發揮這兩條道路的經濟效益。

收費公路業務仍將是本公司的核心業務，它為本公司提供了強大的現金流，也為本公司的發展提供了堅實的基礎保證。本公司將繼續有選擇地參與投資或收購優良的交通基礎設施項目及收費公路項目，開闢新的利潤增長點，不斷為本公司的發展注入新的血液，進一步擴大本公司資產規模。完成蘇嘉杭高速公路有限責任公司33.33%股權的收購，並積極嘗試跨行業發展。

全面開展ISO9000系列質量認證體系的貫標工作，完成體系的建立，爭取年底前進入試運轉，以提高本公司所屬高等級公路的管理和服務水平，將本公司建設成為領先的收費公路經營者。

建立符合現代企業制度的人力資源管理機制，切實改變人力資源管理的理念，根據本公司的發展規劃做好人力資源規劃，有針對性地加強員工培訓和人才招聘，建立合理的薪酬、績效考核與獎勵評估體系，引導內部人才合理流動，培養和儲備適應本公司未來發展方向的人才。

總經理：陳祥輝
中國•南京

二零零二年四月八日

(一)報告期內監事會會議情況

1、　二零零一年二月二十日召開的第三屆二次監事會

會議審議通過以下事項：提議徐揚先生、杜文毅先生、馬寧女士擔任本公司監事；同意耿流玉先生、吳贊平先生、邢國強先生因工作變動原因辭去本公司監事職務。

決議公告分別刊登於二零零一年二月二十一日的中國證券報、上海證券報、香港南華早報、香港經濟日報。

2、　二零零一年三月二十三日召開的第三屆三次監事會

本次會議對公司二零零零年度業績報告進行了認真地審查並通過。

3、　二零零一年四月十一日召開的第三屆四次監事會

會議審議通過以下事項：同意本公司二零零零年度的監事會工作報告。

決議公告分別刊登於二零零一年四月十二日的中國證券報、上海證券報、香港南華早報、香港經濟日報。

4、　二零零一年八月二十一日召開的第三屆五次監事會

會議審議通過以下事項：同意本公司二零零一年度中期業績報告及摘要。

決議公告分別刊登於二零零一年八月二十二日的中國證券報、上海證券報、香港南華早報、香港經濟日報。

(二)監事會獨立意見

各位股東：

本公司監事會全體成員在二零零一年度內，嚴格按照《中華人民共和國公司法》和本公司章程之規定，忠實履行監事會職責，以維護股東和公司的合法權益為宗旨，以《治理準則》和《上市規則》為準繩，圍繞本公司的管理、經營、效益和發展，本着誠信的原則，以積極、務實、審慎的工作態度，全面開展工作。

監事會通過列席公司各次董事會會議、總經理辦公會議，參與公司的重大決策，對本公司董事、管理層及高級管理人員經營管理行為及本公司的決策情況進行了全過程的有效監督，並對下列事項發表獨立意見：

1、　公司依法運作情況

監事會認為：本公司董事及高級管理人員在日常的經營管理中均能按照有關法律、法規以及《公司章程》、《治理準則》和《上市規則》之規定，認真履行其職責，建立完善的內部控制制度，以公司整體利益為出發點，發揚團隊精神，積極、謹慎、勤勉地依法經營，決策程序合法有效。

本公司一年來未發生重大訴訟和被訴訟的事項；本公司董事、經理嚴格按照上市公司的上市規則進行規範運作，其經營管理行為符合國家的法律法規、本公司章程以及廣大股東的利益，在執行公司職務時未發現有違反法律、法規或《公司章程》及侵害本公司利益和股東權益之行為。

2、　公司財務情況

監事會認真審核董事會工作報告和總經理報告，認真審核提交股東大會審議的二零零一年度財務報告和利潤分配方案等，認為本公司財務報告如實地反映了本公司的財務收支狀況和經營成果，實現的經營業績是真實的；各項費用支出是合理的；利潤分配方案兼顧了境內外股東的利益和本公司長期發展的利益；公積金、公益金等各項提留符合法律、法規和《公司章程》的規定。監事會對本公司二零零一年度取得的良好業績表示滿意。

監事會同意安達信公司出具的本公司二零零一年度標準無保留意見的審計報告，該報告的財務數據真實、準確地反映了公司的實際情況。

(一
1、
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3、 公司募集資金使用情況

監事會認為：本公司在A股發行成功後，嚴格按照招股說明書所承諾的事項，積極進行揚子大橋公司股份的收購工作。截止二零零零年十二月三十一日，本公司已投資人民幣472,670,218元收購揚子大橋公司17.83%的股權，剩餘募股資金人民幣141,829,782元於二零零一年九月四日繼續用於收購揚子大橋公司股份188,650,000股，佔該公司總股本的8.83%，所缺差額資金人民幣102,359,721.25元由本公司自有資金支付。至此，揚子大橋公司已成為由本公司持有26.66%權益的聯屬公司。截止二零零一年十二月三十一日，本公司A股發行募股資金已按照招股說明書承諾的項目使用完畢，收購程序符合法律規定。

4、 公司收購、出售資產情況

監事會認為：公司在揚子大橋公司股份的收購過程中，嚴格按照股東大會決議的要求進行，交易價格公平合理，未發現有內幕交易、違反決議行為以及損害部分股東權益和造成公司資產流失的情況存在。

5、 公司關聯交易情況

監事會認為：本年度內公司所有涉及關聯交易的合同、協議、以及其他相關文件，公司已對其進行了充分的披露。合同、協議的內容與形式，符合法律規定，公平合理，並無任何損害公司及公司股東利益的內容，合同、協議的簽署及獲得批准、通過的程序，亦符合法律規定。關聯交易嚴格按照「公平、公正、公開」的原則進行處理，充分維護公司利益及股東的權益，無任何損害公司利益及股東權益的行為。

監事會對本公司在二零零一年度取得的各項成績表示滿意，對董事會、管理層的盡職精神表示衷心感謝，同時，衷心感謝各位股東長期以來對公司的關心和支持，也感謝各位股東對本監事會工作的信任，本監事會的全體成員將以積極認真的態度，一如既往地履行職責，以維護公司的利益和股東的權益，為公司利潤最大化作出努力。

承監事會命

鍾章萬
監事會主席

中國 • 南京
二零零二年四月八日

(一)重大訴訟、仲裁事項

報告期內本公司沒有重大訴訟、仲裁事項發生。

(二) 收購資產情況

本公司利用A股剩餘募股資金人民幣141,829,782元，於二零零一年九月四日與國家開發投資公司簽定一份收購協議，收購其持有的揚子大橋公司股份188,650,000股(佔該公司總股本的8.83%)，總代價為人民幣244,189,503.25元，資金不足部分由本公司自有資金支付。

揚子大橋公司主要負責江陰長江大橋的經營、管理及車輛通行費的收取使用，江陰長江公路大橋連接本公司持有85%股權的廣靖高速公路和錫澄高速公路，北連接南京南通高速公路與新沂至江都高速公路，南接滬寧高速公路，構成同江至三亞及北京至上海兩條國道主幹線的重要路段。

該項收購完成後，揚子大橋公司成為由本公司持有26.66%權益的聯屬公司，收購事項擴大了本公司現時的資產基礎，並與本公司的業務增長重點相配合。本公司董事會認為，透過該項收購增加分享揚子大橋公司的盈利，將會成為本公司今後利潤新的增長點。

(三)重大關聯交易事項

關聯方是指企業在財務或經營決策中，如果一方有能力直接或間接地控制另一方或對另一方施加重大影響。同時如果兩方同受一方控制或重大影響，亦將其視為關聯方本公司之關聯公司。

1、 **本公司主要關聯方**

名稱	**與本公司之關係**
交通控股公司	本公司的最終控股股東
廣靖錫澄公司	本公司之附屬公司
雙獅樓	本公司之附屬公司
快鹿公司	本公司之聯營公司

2、 **關聯公司交易**

於二零零一年度，本公司與關聯公司之重大交易如下：

江蘇交通控股有限公司

本公司於一九九八年向中國銀行江蘇省分行獲得借款額度計約9,800,000美元(折合人民幣81,140,000元)，用於進口機器設備及技術。於二零零一年十二月三十一日，尚未使用的借款額度約為2,912,000美元，折合人民幣18,142,000元(二零零零年：3,741,000美元，折合人民幣30,979,000元)。上述借款額度由江蘇交通控股有限公司提供擔保。

上述涉及關聯交易的合同、協議、以及其他相關文件，公司已對其進行了充分的披露。合同、協議的內容與形式，符合法律規定，公平合理，並無任何損害公司及公司股東利益的內容，合同、協議的簽署及獲得批准、通過的程序，亦符合法律規定。因關聯交易的一方是公司控股股東交通控股公司，公司已採取必要措施對小股東的利益進行保護，無任何損害小股東利益的行為。

本公司的獨立非執行董事，對以上所列的關連交易進行檢討，並確認：

a、 該等交易是於日常業務中進行；

b、 該等交易是按照有關合同及(1)按正常商務條款(即國內類似企業所進行的類似性質的交易條款)或(2)如無上述條款供比較，則按不差於本公司向第三方提供或由第三方提供本公司的條款進行；及

c、 該等交易對於公司股東而言屬公平和合理。

(四)重大合同及其履行情況

1、 重大託管、承包、租賃事項

截止二零零一年十二月三十一日，本公司沒有發生重大託管、承包、租賃事項。

2、 重大擔保

截止二零零一年十二月三十一日，本公司沒有為任何股東及關聯人事及其他公司進行擔保。

3、 委託理財情況

報告期內，本公司利用自有資金人民幣210,000,000元進行短期委託理財，其中與國通證券有限責任公司簽定了人民幣100,000,000元的資產委託管理協議，協議期限從二零零一年三月十九日至二零零二年三月十九日；與蘇州市投資公司簽定了人民幣110,000,000元資產委託管理協議，協議期限從二零零一年五月十日至二零零二年五月十日。上述委託理財經公司決策層討論通過。截止二零零一年十二月三十一日，由於委託協議尚未到期，本公司與受託方未進行資金結算，從帳面市值計算，委託資金的盈虧基本持平，本公司已計提投資減值準備人民幣765,000元。委託協議到期後，本公司即將委託資金收回，目前暫無委託理財計劃。

4、 其他重大合同

截止二零零一年十二月三十一日，本公司正在履行的重大合同包括：

(1) 本公司先後與有關銀行簽定的共涉及人民幣587,363,768元金額之借款合同(正在履行)，其中涉及金額人民幣57,363,768元的借款合同，由交通控股公司作為本公司的擔保人。其中較為重要的合同是本公司(借款人)與中國銀行江蘇分行(貸款人或「轉貸行」)於一九九八年十月十五日在南京簽定的轉貸協議。其主要內容包括：(1)貸款金額及用途：協議中所指的貸款限用於中國技術進出口總公司就滬寧高速公路項目所需設備和技術與出口商INDRASCA, S.A.公司簽定的商務合同總價款中外滙部分9,804,269.50美元；(2)貸款期限：根據「國外貸款協議」的規定，本貸款中政府貸款部分的用款期為商務合同生效後的12個月內，首次還款日為二零零七年一月十六日，貸款期限三十年，其中寬限期十年，還款期二十年，分四十次每半年等額償還一次；買方信貸部分的用款期為商務合同生效後十個月內，首次還款日不得遲於一九九九年七月，貸款期限為七年，分十四次每半年等額償還一次。

(2) 本公司一九九九年四月八日與江蘇省寧連寧通公路管理處簽定的《南京至連雲港公路南京段公路委託營運養護管理合同》(正在履行)，該合同的主要內容是：本公司以每年收取寧連公路南京段公路車輛通行費總收入的17%的總價格，委託江蘇省寧連寧通公路管理處對寧連公路南京段進行經營及養護的管理，二零零一年共應支付人民幣8,570,100元。

(五)承諾事項

1、 本公司董事會承諾二零零一年度利潤分配方案：二零零一年分配一次紅利，分配比例不低於該年度淨利潤的50%。

二零零一年利潤分配方案完全根據以上董事會決議，具體分配方案請參見董事會報告中的「本年度利潤分配預案」。

2、 報告期內本公司持股5%以上股東沒有在指定報紙和網站上披露承諾事項。

(六)聘任會計師事務所情況

本公司在過去三年任何一年，沒有發生更換核數師事項。

本公司二零零一年六月八日召開的年度股東大會繼續聘任香港安達信公司及安達信•華強會計師事務所為本公司的境內外會計師。

本公司二零零一年度應支付給會計師事務所的財務審計費用人民幣1,250,000元，此外本公司並未支付任何其他費用，差旅費等費用均由其自己承擔，沒有任何影響其獨立性的費用。會計師除財務審計外沒有提供其他諮詢服務。

二零零零年度財務審計費用為人民幣1,250,000元。

自二零零二年度起，公司支付給會計師事務所的財務審計費用由公司董事會提出議案，提交股東大會審議通過後確定。

(七)監管機構處罰情況

本年度內，本公司、本公司董事會、董事及高級管理人員沒有受到監管部門處罰批評及其他公開譴責的情況。

(八)其它重大事項

廣靖公司、錫澄公司合併事項

為了降低成本，精簡機構，提高效率，本公司附屬江蘇廣靖高速公路有限責任公司和江蘇錫澄高速公路有限責任公司於二零零一年四月十二日(即合併所組成的江蘇廣靖錫澄高速公路有限責任公司獲發營業執照之日)完成合併。本公司在廣靖錫澄公司的持股量與公司在廣靖公司和錫澄公司的原有持股量(85%)相同，而新公司將持有廣靖公司和錫澄公司的資產並承擔其所有債權債務。

投資設立雙獅樓酒店有限責任公司

於二零零一年十一月，本公司與南京市鼓樓區湖南路勞務公司合資設立南京雙獅樓酒店有限責任公司，投資金額為人民幣960,000元，佔該公司95.05%的權益。雙獅樓從事製售中餐的業務。

股東週年大會通告

茲公告江蘇寧滬高速公路股份有限公司三屆九次董事會決定於二零零二年五月二十八日(星期二)上午九時在中國南京本公司(石鼓路69號江蘇交通大廈)舉行二零零一年度股東周年大會(股東大會)，藉以處理以下事項：

1、 審議和批准本公司截至二零零一年十二月三十一日止年度的董事會報告書；

2、 審議和批准本公司截至二零零一年十二月三十一日止年度的監事會報告書；

3、 審議和批准本公司截至二零零一年十二月三十一日止期間的經審核帳目和核數師報告；

4、 審議和批准繼續聘任安達信公司及安達信•華強會計師事務所為本公司的核數師，並確定其酬金為人民幣1,250,000元／年；

5、 確定二零零一年度末期利潤分配方案：

二零零二年四月八日董事會預案為每十股分現金紅利人民幣1.25元(含稅)；

6、 審議和批准董、監事更換：

董事：

1) 選舉王國剛先生擔任公司獨立董事，並簽訂服務合同，服務期三年；

2) 選舉楊雄勝先生擔任公司獨立董事，並簽訂服務合同，服務期三年；

3) 選舉張文盛先生擔任公司董事，並簽訂委聘合同，聘期三年；

4) 同意李大鵬先生辭去董事職務，並簽訂終止服務合同；

5) 同意劉步存先生辭去董事職務，並簽訂終止服務合同；

6) 同意朱耀庭先生辭去董事職務，並簽訂終止服務合同；

監事：

1) 選舉張承育先生擔任公司監事，並簽訂委聘合同，聘期三年；

2) 同意杜文毅先生辭去監事職務，並簽訂終止服務合同；

7、 審議和批准修改公司章程；

8、 審議和批准《股東大會議事規則》；

9、 審議和批准《董事會議事規則》；

10、 審議和批准《監事會議事規則》；

11、 審議和批准《獨立董事工作細則》；

12、 審議和批准《董事會戰略委員會議事規則》；

13、 審議和批准《董事會提名、薪酬與考核委員會議事規則》；

14、 審議和批准《董事會審計委員會議事規則》；

15、 審議和批准關連交易：《關於買賣蘇州蘇嘉杭高速公路有限責任公司股本中部份股權之協議》；

16、 審議和批准將出售員工住房損失的人民幣23,628,000元於二零零一年度調整減少年初未分配利潤。

17、 在有必要時處理其他事務。

附註： 討論事項7、8、9、10、11、12、13、14的詳細內容見上海證券交易所網站(www.sse.com.cn)

承董事會命
董事會秘書
姚永嘉　林志華

中國•南京

二零零二年四月九日

附註：

(1) 凡持有本公司股份，並於二零零二年四月二十六日登記在冊的本公司股東，有權參加股東大會，但應填寫本公司年報附之確認表並於二零零二年五月七日前，將此表寄回本公司，詳見確認表及説明。

(2) 本公司將於二零零二年四月二十六日至二零零二年五月二十八日(首尾兩天包括在內)暫停辦理H股股份過戶登記手續，持有本公司H股股東，如欲獲派末期股息，須於二零零二年四月二十五日(星期四)下午四時前將過戶文件連同有關之股票交回本公司之過戶登記處，地址為香港中環德輔道中一九九號維德廣場二樓。A股股東的股權登記日、股息派發辦法和時間另行公告。

(3) 凡有權出席股東大會並有權表決的股東均可委託股東代理人(不論該人士是否股東)出席及投票。股東(或其代理人)將享有每股一票的表決權。填妥及交回授權委託書後，股東(或其代理人)可出席股東大會，並可於會上投票。

(4) 股東須以書面形式委託代理人，由委託人簽署或由被委託人簽署。如該委託書由被委託人簽署，則該授權委託書必須經過公證手續。經過公證的授權委託書和投票代理委託書須在大會舉行前二十四小時交回本次大會秘書處方為有效。股東周年大會適用的授權委託書將寄發予各股東。

(5) 大會會期半天，股東往返及食宿費自理。

(6) 聯繫地址 ： 南京。石鼓路69號江蘇交通大廈27樓董事會秘書室
郵政編碼 ： 210004
電　話 ： 025-4200999轉4706、4716
傳　真 ： 025-4466643、4207788

財務報告

附註

(1)

(2)

(3)

(4)

(5)

(6)

致：江蘇寧滬高速公路股份有限公司全體股東

我們已對江蘇寧滬高速公路股份有限公司（以下簡稱「貴公司」）及其子公司（以下與貴公司合稱「貴集團」）於二〇〇一年十二月三十一日的合併資產負債表及二〇〇一年度的合併利潤表，合併股東權益增減變動表、合併現金流量表以及貴公司於二〇〇一年十二月三十一日的資產負債表進行審計。編製載於第65頁至第112頁的財務報表是貴集團及貴公司管理階層的責任，我們的責任是依據我們的審計對此財務報表發表意見。

我們的審計是依據國際審計準則進行的。此準則要求我們規劃和執行審計工作以期能就財務報表是否存有重大錯誤，作合理的確定。審計工作包括抽查與財務報表所載數額和披露事項有關的證據，評價貴集團管理階層所採用的會計原則和所作出的重大會計估計，及衡量財務報表的整體呈列。我們相信，我們的審計工作已為下列意見建立了合理的基礎。

我們認為，上述貴集團合併財務報表以及貴公司資產負債表按照國際會計準則理事會頒佈的國際財務報告準則及香港公司條例規定的披露要求真實公允地反映了貴集團及貴公司於二〇〇一年十二月三十一日的財務狀況和貴集團二〇〇一年度的合併經營成果及合併現金流量。

Arthur Andersen & Co.

執業會計師

中國，香港

二〇〇二年四月八日

合併
資產負債表

二○○一年十二月三十一日
(所有金額均以人民幣千元為單位)

	附註	二○○一	二○○○
資產			
非流動資產			
不動產、廠場及設備	3	9,903,191	10,126,483
土地使用權	4	1,610,256	1,637,477
於聯營公司之投資	6	702,172	52,194
長期投資	6	—	472,670
長期應收款，減一年內到期部分	7	73,157	81,067
無形資產	8	79,155	3,188
非流動資產合計		12,367,931	12,373,079
流動資產			
存貨及物料		5,315	6,755
預交稅項	20	3,482	—
預付款及其他應收款	9	56,615	42,231
應收聯營公司款項	6	997	—
長期應收款之一年內到期部分	7	7,910	7,050
短期投資	10	116,311	—
現金及銀行存款	11	775,623	970,993
流動資產合計		966,753	1,027,029
資產總計		13,334,684	13,400,108

合併資產負債表

二〇〇一年十二月三十一日
(所有金額均以人民幣千元為單位)

	附註	二〇〇一	二〇〇〇
股東權益及負債			
股東權益			
股本	12	5,037,748	5,037,748
儲備	13	7,465,786	7,077,943
股東權益合計		12,503,534	12,115,691
少數股東權益		378,845	343,951
非流動負債			
長期銀行借款，減一年內到期部分	14(b)	50,313	43,286
遞延稅項	15, 20	14,351	—
非流動負債合計		64,664	43,286
流動負債			
短期銀行借款	14(a)	210,000	580,000
長期借款之一年內到期部分	14(b)	4,703	3,437
應付工程款		68,041	167,031
其他應付款		92,228	92,818
應交稅項	20	—	31,499
應付股利	21	12,669	22,395
流動負債合計		387,641	897,180
股東權益及負債總計		13,334,684	13,400,108

後附之附註為此合併財務報表的一部分。

本年度之合併財務報表於二〇〇二年四月八日由董事會批准通過。

沈長全	陳祥輝
董事長	*董事，總經理*

資產負債表

二〇〇一年十二月三十一日
(所有金額均以人民幣千元為單位)

	附註	二〇〇一	二〇〇〇
資產			
非流動資產			
不動產、廠場及設備	3	7,450,340	7,657,341
土地使用權	4	1,610,256	1,637,477
於子公司之投資	5	771,558	786,788
長期應收子公司款項	5	1,398,242	1,277,370
於聯營公司之投資	6	702,172	52,194
長期投資	6	—	472,670
長期應收款，減一年內到期部分	7	73,157	81,067
無形資產	8	79,155	3,188
非流動資產合計		12,084,880	11,968,095
流動資產			
存貨及物料		5,276	6,697
預交稅項		7,260	—
預付款及其他應收款	9	51,637	40,206
應收聯營公司款項	6	997	—
長期應收款之一年內到期部分	7	7,910	7,050
短期投資	10	116,311	—
現金及銀行存款	11	642,437	861,995
流動資產合計		831,828	915,948
資產總計		12,916,708	12,884,043

資產負債表

二〇〇一年十二月三十一日
(所有金額均以人民幣千元為單位)

	附註	二〇〇一	二〇〇〇
股東權益及負債			
股東權益			
股本	12	5,037,748	5,037,748
儲備	13	7,465,786	7,077,943
股東權益合計		12,503,534	12,115,691
非流動負債			
長期銀行借款，減一年內到期部分	14(b)	50,313	43,286
遞延税項	15, 20	14,351	—
非流動負債合計		64,664	43,286
流動負債			
短期銀行借款	14(a)	210,000	580,000
長期銀行借款之一年內到期部分	14(b)	4,703	3,437
應付工程款		50,242	15,909
其他應付款		75,776	81,902
應交税項	20	—	30,817
應付股利	21	7,789	13,001
流動負債合計		348,510	725,066
股東權益及負債總計		12,916,708	12,884,043

後附之附註為此合併財務報表的一部分。

本年度之財務報表於二〇〇二年四月八日由董事會批准通過。

沈長全
董事長

陳祥輝
董事，總經理

合併
利潤表

二〇〇一年度
（所有金額除每股溢利外，均以人民幣千元為單位）

	附註	二〇〇一	二〇〇〇
收入，淨額	16	1,829,552	1,542,952
經營成本		(801,792)	(658,920)
營業毛利		1,027,760	884,032
管理費用		(53,817)	(33,954)
其他營業費用，淨額		4,690	(16,562)
營業利潤		978,633	833,516
財務收入（費用）	17	13,906	(20,455)
應佔聯營公司溢利		35,332	11,457
除稅及少數股東權益前利潤	18	1,027,871	824,518
稅項	20		
－本集團		(161,337)	(123,008)
－聯營公司		(12,555)	(2,152)
除少數股東權益前利潤		853,979	699,358
少數股東權益		(12,739)	(11,052)
本年淨利潤		841,240	688,306
股利	21	629,718	453,397
每股收益	22		
－基本		人民幣0.1670元	人民幣0.1407元
－攤薄		不適用	不適用

後附之附註為此合併財務報表的一部分。

合併股東權益增減變動表

二〇〇〇年度
(所有金額均以人民幣千元為單位)

	股本	股本溢價	評估增值	儲備 法定盈餘公積金	法定公益金	未分配利潤	儲備合計	股東權益總計
	附註12			附註13(a)	附註13(a)	附註13(b)		
二〇〇〇年 一月一日	4,887,748	5,265,954	5,518	146,606	73,304	824,775	6,316,157	11,203,905
二〇〇〇年								
宣佈的股利分配 (附註21)	—	—	—	—	—	(391,020)	(391,020)	(391,020)
股本增發	150,000	480,000	—	—	—	—	480,000	630,000
增發費用	—	(15,500)	—	—	—	—	(15,500)	(15,500)
評估增值轉列為 未分配利潤	—	—	(5,518)	—	—	5,518	—	—
二〇〇〇年度利潤	—	—	—	—	—	688,306	688,306	688,306
利潤分配:								
一提撥法定 盈餘公積金	—	—	—	69,088	—	(69,088)	—	—
一提撥法定公益金	—	—	—	—	34,544	(34,544)	—	—
二〇〇〇年 十二月三十一日	5,037,748	5,730,454	—	215,694	107,848	1,023,947	7,077,943	12,115,691
二〇〇一年								
宣佈的股利分配 (附註21)	—	—	—	—	—	(453,397)	(453,397)	(453,397)
二〇〇一年度利潤	—	—	—	—	—	841,240	841,240	841,240
利潤分配:								
一提撥法定 盈餘公積金	—	—	—	78,086	—	(78,086)	—	—
一提撥法定公益金	—	—	—	—	39,043	(39,043)	—	—
二〇〇一年 十二月三十一日	5,037,748	5,730,454	—	293,780	146,891	1,294,661	7,465,786	12,503,534

後附之附註為此合併財務報表的一部分。

合併
現金流量表

二〇〇一年度
(所有金額均以人民幣千元為單位)

	附註	二〇〇一	二〇〇〇
營業活動之現金流量			
營業活動之現金流入	23(a)	1,302,821	1,140,671
支付利息		(19,064)	(108,217)
已繳所得稅		(190,799)	(116,369)
營業活動之淨現金流入		1,092,958	916,085
投資活動之現金流量			
投資於聯營公司	6	(244,190)	—
長期投資增加	6	—	(472,670)
不動產、廠場及設備增加	23(b)	(167,569)	(501,076)
收取利息		38,458	21,401
收取股利		3,959	4,503
投資活動之淨現金流出		(369,342)	(947,842)
融資活動之現金流量			
股本增發		—	618,345
短期銀行借款增加		680,000	1,395,000
償還短期銀行借款		(1,050,000)	(1,380,000)
長期銀行借款增加		12,862	3,762
償還長期銀行借款		(4,569)	(3,438)
償還長期債券		—	(200,000)
少數股東權益增加		33,000	—
支付股利		(473,968)	(379,680)
融資活動之淨現金(流出)流入		(802,675)	53,989
現金及現金等價物淨(減少)增加		(79,059)	22,232
現金及現金等價物，年初餘額		970,993	948,761
現金及現金等價物，年末餘額	23(c)	891,934	970,993

後附之附註為此合併財務報表的一部分。

1. 公司組織及財務報表之編製基礎

江蘇寧滬高速公路股份有限公司(「本公司」)於一九九二年八月一日在中華人民共和國(「中國」)註冊成立之股份有限公司。本公司主要從事投資、建設、經營和管理滬寧高速公路江蘇段(「滬寧高速公路」)、312國道江蘇段(「寧滬二級公路」)、南京至連雲港一級公路南京段(「寧連公路」)及其他江蘇省境內的公路，並發展公路沿線的客運和其他輔助服務。

本公司分別於一九九七年六月及二○○○年十二月發行境外上市外資股(「H股」)1,222,000,000股及境內上市人民幣普通股(「A股」)150,000,000股，每股面值人民幣1元。H股及A股分別在香港聯合交易所有限公司及上海證券交易所上市。

本公司於一九九七年九月十六日與華建交通經濟開發中心合資設立江蘇錫澄高速公路有限責任公司(「江蘇錫澄」)及江蘇廣靖高速公路有限責任公司(「江蘇廣靖」)。江蘇錫澄及江蘇廣靖分別從事錫澄高速公路及廣靖高速公路的建設和經營管理。該等高速公路均於一九九九年九月二十八日落成並通車。於二○○一年四月十二日江蘇錫澄合併江蘇廣靖，更名為江蘇廣靖錫澄高速公路有限責任公司(「廣靖錫澄」)。

於二○○一年十一日，本公司和鼓樓區湖南路勞務公司合資設立南京雙獅樓酒店有限責任公司(「雙獅樓」)，雙獅樓主要業務為製售中餐。

本公司、廣靖錫澄及雙獅樓合稱本集團。

本公司之直接及最終控股公司為註冊於中國的江蘇交通控股有限公司(原江蘇交通投資公司)，截至二○○一年十二月三十一日止，本公司共有在職員工1,524人(二○○○年：1,561人)。本公司註冊地址為中國江蘇省南京市石鼓路69號。

2. 主要會計政策

編製本公司及本集團之財務報表所採用的主要會計政策如下：

(a) 編製基礎

所附財務報表乃按照於二〇〇一年十二月三十一日生效的由國際會計準則理事會頒佈的國際財務報告準則(「國際會計準則」)以及香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則而編製。除為交易而持有的投資及可供出售的投資按公允值計價外，所附財務報表按歷史成本計價。該等準則與本公司及本集團所採用的會計準則存在差異。本公司及本集團之法定報表是採用企業會計準則以及企業會計制度編製法定賬目(「法定賬目」)，有關國際財務報告準則對法定賬目的影響，揭示於附註26。

(b) 確認和計量基準

自二〇〇一年一月一日起，本集團遵循國際會計準則第三十九號「金融工具－確認和計量」。採用該準則未對財務報表的期初數產生重大影響。

(c) 記賬本位幣

根據本集團的實際情況，本集團決定以人民幣為記賬本位幣。

(d) 合併財務報表的編製方法

合併財務報表包括了本公司及子公司的財務報表及本集團對聯營公司之權益(附註2(e)及2(f))。

在編製合併財務報表時，已沖銷集團間的內部交易及往來餘額，包括集團間未實現利潤。對類似條件下的相同交易或者其他事項採用統一的會計政策。應付少數股東權益及損益已分別列示於合併資產負債表及合併利潤表。收購企業系採用購買法入賬。收購或出售子公司或聯營公司在收購日之後或出售日之前的經營成果計入合併財務報表。

2. 主要會計政策(續)

(e) 子公司

子公司是指被本公司所控制的公司。控制即本公司能夠控制該子公司的財務和經營政策，並藉此從該公司的經營活動中獲得利益。

在本公司的財務報表中，對子公司的投資以權益法核算。當對子公司之投資存在減值的跡象或以前年度已確認的減值損失不復存在時，將重新評估其賬面價值。

(f) 聯營公司

聯營公司是指除子公司及合營公司以外，本公司對其具有重大影響的公司。重大影響即本公司能夠參與但並非控制聯營公司的財務及經營決策。

對聯營公司投資以權益法核算。當對聯營公司投資存在減值的跡象或以前年度已確認的減值損失不復存在時，將重新評估其賬面價值。

(g) 不動產、廠場及設備及折舊

不動產、廠場及設備按成本減累計折舊及累計減值損失計價。不動產、廠場及設備的成本包括購買價及將該項資產達到可供使用的狀態和地點所需要支付的直接成本。

不動產、廠場及設備達到可供使用狀態和地點後的相關後續支出(如維修保養費用等)，一般於發生當期予以費用化。如果由此導致可能流入本公司的未來經濟利益超過了原先估計的績效標準，則該支出應增加這些資產的賬面價值。

收費公路、構築物及經營權之折舊按償債基金法計提，滬寧高速公路，寧滬二級公路，寧連公路，錫澄高速公路及廣靖高速公路平均每年分別按6%，8%， 5%，8%及9%年率複合計算折舊額。累計折舊額於經營期(滬寧高速公路：三十年；寧滬二級公路：十五年；寧連公路：三十年；錫澄高速公路：三十年；廣靖高速公路：三十年)滿後相等於收費公路、構築物及經營權之總成本值。

2. 主要會計政策(續)

(g) 不動產、廠場及設備及折舊(續)

除收費公路、構築物及經營權外，其他不動產、廠場及設備之折舊以原值減去3%的估計殘值後，在估計可使用年限內以直線法計算。不動產、廠場及設備的估計可使用年限為估計可使用年限與剩餘經營期孰短者。不動產、廠場及設備的估計可使用年限如下：

房屋及建築物	30年
安全設施	10年
通訊及監控設施	10年
收費站及附屬設施	8年
汽車	8年
其他機器及設備	5-8年

本集團定期對上述資產的使用年限和折舊方法進行評估，以確保折舊方法及期限和預計由該項不動產、廠場及設備帶來的經濟利益保持一致。

不動產、廠場及設備退廢或處置時，除沖銷其相關成本，累計折舊及累計減值損失外，所形成的利得或損失亦列入當期利潤表。

(h) 土地使用權

滬寧高速公路的土地使用權按成本減累計攤銷及累計減值損失入賬。土地使用權攤銷按償債基金法計提，以平均每年6%年率複合計算攤銷額。累計攤銷額於三十年經營期滿後相等於土地使用權之總成本值。

(i) 在建工程

在建工程指建造中之收費公路、構築物及設施，包括在建之建築及維修設施，以及待安裝機器，按成本列記。成本包括建造和購置成本及其他直接可歸屬成本，以及建造期間發生的與該等資產有關的借款利息支出及外幣借款匯兌損益。

當該等資產完工並可以使用時，其成本將轉至不動產、廠場及設備並提列折舊。

2. 主要會計政策(續)

(j) 無形資產

無形資產最初以成本入賬。無形資產在未來經濟收益很可能流入本集團，並且其成本能夠可靠地計量時予以確認。無形資產於入賬後，以成本減累計攤銷及累計減值損失列記。其成本按直線法在估計使用年限內攤銷。本集團每年對無形資產的攤銷期限和方法進行評估。

商譽

收購成本超過本公司於收購日按持股比例計算的被收購企業可辨認淨資產公允價值的部分確認為商譽，並在資產負債表中認列為一項資產。於收購日，可辨認的淨資產在收購時，按公允價值計量。少數股東權益按少數股東所佔公允價值的比例確認。商譽按成本減累計攤銷及累計減值損失計價。商譽之攤銷是採用直線法於十年之期限內攤銷。攤銷年限及攤銷方法於每個會計年度末將予以核閱。

其他無形資產

其他無形資產採用直線法於五年內攤銷。

(k) 存貨

存貨在計提對陳舊過時項目的準備後按成本與可變現淨值孰低列記。成本按先進先出法計算，包括所有採購成本、加工成本以及使存貨達到目前場所和狀態而發生的其他成本。可變現淨值按估計正常售價減去估計完工及銷售所必需的費用計算。

存貨出售時，其賬面金額應在確認其相關收入的當年度，確認為費用。存貨減記至可變現淨值形成的減記額和所有的存貨損失，都應在減記或損失發生當年度確認為費用，因可變現淨值增加而使減記的存貨重新記回的金額，應在重新記回當年度沖減已確認為費用的存貨金額。

2. 主要會計政策(續)

(l) 應收款項

應收款項以付出對價的公允價值和考慮減值後的攤餘成本計量。

(m) 現金及現金等價物

現金是庫存現金及存放於銀行(或其他金融機構)的、可以隨時用於支付的存款。現金等價物是期限短、流動性強且易於轉換為已知金額現金的投資，該等投資的原始期限不超過三個月且價值變動風險很小。

(n) 投資

自二〇〇一年一月一日起，本公司遵循國際會計準則第三十九號「金融工具－確認和計量」，相應的投資被分類為如下類別：持有至到期日的投資，為交易而持有的投資及可供出售的投資。具有固定或可確定金額和固定期限，且企業明確打算並能夠持有至到期日的投資被分類為持有至到期日的投資。本公司源生的貸款和應收款項不包括在內。主要為了從價格的短期波動中獲利而進行的投資被分類為交易而持有的投資。除上述投資及本公司源生的貸款和應收款項外的其他投資，被分類為可供出售的投資。

除非將於資產負債表日十二個月之內到期，持有至到期日的投資屬於非流動資產。為交易而持有的投資屬於流動資產。如果管理層打算於資產負債表日十二個月之內將可供出售的投資變現，則其屬於流動資產。

買賣投資均於交易日確認。

投資初始以成本計量，成本指付出對價的公允價值，包括交易費用。

初始確認後，本公司以公允價值計量可供出售及為交易而持有的投資，以資產負債表日的市場交易價格計算的交易費用無需抵扣。

公允價值變動形成的對於為交易而持有的投資和可供出售的投資的已確認利得或損失，計入其形成當期的淨損益。

持有至到期日的投資，運用實際利率法，以攤餘成本計量。

2. 主要會計政策(續)

(o) 稅項

本公司及其子公司的所得稅是根據法定賬目所載的稅前利潤，增減不須課稅或不可扣除的各項收支項目，並考慮所有的稅賦優惠計算。

其他稅項根據適用於本集團的中國政府有關稅務法規提列。

遞延稅項乃採用資產負債表的負債法計提，該法是按財務報告計算的資產與負債與按稅法計算的資產與負債之間重大的臨時性差異計算。按稅法計算的資產與負債是指為納稅目的而計算的資產與負債，所有的遞延所得稅負債均予以確認。遞延稅項資產，除可合理估計未來有足夠的應課稅利潤用來抵扣該項遞延稅項資產外，不予確認。

此外，會計政策並未因於二〇〇一年一月一日生效的國際會計準則第十二號「所得稅」而有所改變。

(p) 權益

(i) *負債和權益*

金融工具在初次確認時按合同的實質分類為負債和權益。

與歸類為負債的金融工具有關的利息、股利、損失和利得，在損益表中報告為費用或收益。對於分配給歸類為權益性工具的金融工具持有者的股利，應直接列示於權益。除發行時發行方被要求以現金或其他金融資產結算的可能性極小，該金融工具被歸類為權益的情況外，當與某項金融工具的結算方式有關的權利和義務取決於發行方和持有方均不能控制的不確定未來事項的發生或不發生，或取決於不確定情況的結果時，該項金融工具應歸類為負債。

2. 主要會計政策(續)

(p) 權益(續)

(ii) *儲備*

(1) 股本溢價

股本溢價包括發行法人股所產生的溢價，發行H股及A股之總發行收入超過股票面值並扣除因發行股票發生的相關費用，包括承銷佣金、中介機構費用及其他推介費用後的淨額，以及股東墊支及貸款折股溢價及土地使用權折股溢價。

(2) 評估增值

本公司滬寧高速公路的六個服務區及員工宿舍樓等物業經國際資產評估師評估產生的評估增值於本集團及本公司的財務報表內列為評估增值。本集團及本公司每年轉列部分評估增值金額至未分配利潤，轉列金額系按國際資產評估師的評估值與按歷史成本計算的折舊的差額部分，並扣除相關的遞延稅項。

員工宿舍於二OOO年度處置時，相關評估增值餘額已全部轉入未分配利潤。

(3) 法定盈餘公積金及法定公益金

根據公司法和本公司章程，本公司及其子公司需按中國會計制度編製的法定帳目稅後利潤(彌補以前年度虧損後)提取10%的法定盈餘公積金。當該公積金已達本公司股本的50%時可不再提取。法定盈餘公積金只可用來彌補以前年度虧損或轉增資本，但使用該公積金後，其餘額不得少於各公司股本的25%。法定公益金的提取比例由董事會決定。法定盈餘公積金和法定公益金用於指定用途，不能作為現金股利分配。

法定公益金用於職工福利，如購買職工宿舍和其他職工用的設施，但不能用於支付職工福利費。購買的住房及設施的所有權仍屬於本公司。

2. 主要會計政策(續)

(q) 少數股東權益

少數股東權益代表在收購子公司時，按少數股權比例確認的可辨認資產及負債的公允價值。

在被合併的子公司中，歸屬於少數股權的虧損，可能超過子公司權益中的少數股東權益。超過部分以及歸屬於少數股權的進一步虧損，除少數股權在遵照規定的義務彌補，並且有能力彌補的部分外，均沖減多數股權。如果子公司以後有報告利潤，在多數股權所承擔的少數股權虧損全部彌補之前，所有利潤均屬於多數股權。

(r) 收入認列

當交易產生的未來經濟利益很可能流入本集團，且有關收入和成本能夠可靠地計量時，才對收入加以確認。本集團按下列基準認列收入：

(i) *通行費收入*

通行費收入主要指經營收費公路的通行費收入扣除收入相關稅捐後之淨額。通行費收入淨額於收取時予以確認。

(ii) *銷售油品收入*

銷售油品收入於所有權上的主要風險及報酬轉移給買方時確認。

(iii) *廣告收入，排障及清障收入和餐飲收入*

廣告收入，排障及清障收入和餐飲收入(「其他服務」)提供其他服務的收入於服務提供完畢時確認。

(iv) *利息收入*

利息收入按銀行使用本公司及本集團現金的時間及實際利率計算確認。

2. 主要會計政策(續)

(s) 外幣換算

本集團內每個實體以交易日之匯率將外幣交易及其餘額折算為記賬本位幣。由於結算貨幣性項目,或報告貨幣性項目時採時不同於當期初次記錄時或前期財務報表中所用的匯率而產生的匯兌差額,在其形成的當期在損益表中予以確認。

(t) 借款及借款費用

借款以收到的對價扣除交易費用後的淨額確認其初始成本,其後按以實際利率法計算的攤餘成本計量。收到的淨額與未來現金支出現值之間的差額在借款期限內計入當期損益。

交易費用包括支付給代理商、顧問、經紀商和自營商的手續費和佣金、監管機構和證券交易所徵收的款項及證券交易稅。交易費用不包括債券溢價或折價、籌資費用和內部管理費用或持有成本的攤銷額。

借款費用包括利息費用及其他與借款相關的費用,包括借款折溢價的攤銷、借款安排的輔助性支出的攤銷及作為利率調整而產生的外幣借款的匯兌損益。

借款費用一般於發生當期予以費用化,除非用借款購建的資產需較長一段時間的購建方能投入使用,則與該項資產直接有關的借款費用予以資本化。當購建成本及借款費用開始發生且為該等資產達到預定用途的購建活動正在進行時,借款費用才開始資本化。資本化的借款費用根據該項資產達到預定用途前所平均佔用的資金計算。若由於借款費用資本化而導致資產的賬面價值超過其可回收價值,則應計提該資產的減值準備。

2. 主要會計政策(續)

(u) 員工統籌退休金計劃及住房政策

本集團參加由一政府機構管理的確定提撥的統籌退休金計劃。本集團全體退休員工均有權每年從該政府機構領取相當於退休時基本工資的退休金。本集團須按照職工基本工資總額的26%計提(其中本集團承擔20%，餘下由職工承擔)，交由中國政府有關部門統籌安排，退休職工的退休金由該部門統籌支付。本集團對於退休金費用是按權責發生制的基礎計列的。

按照《江蘇省省組機關出售公有住房實施細則》，本公司於二〇〇〇年度向員工出售相關員工宿舍。因此自此本公司不再擁有任何員工宿舍，也未有向員工支付住房補貼的補貼。

(v) 金融工具

(i) *定義*

金融工具指形成一個企業的金融資產並形成另一個企業的金融負債或權益性工具的合同。

金融資產指下列某項資產：

(1) 現金；

(2) 從另一個企業收取現金或另一金融資產的合同權利；

(3) 在潛在有利的條件下，與另一個企業交換金融工具的合同權利；

(4) 另一個企業的權益性工具。

金融負債指屬於下列某項合同義務的負債：

(1) 向另一個企業交付現金或另一金融資產的合同義務；

(2) 在潛在不利的條件下，與另一個企業交換金融工具的合同義務。

本集團的金融資產和金融負債包括現金及現金等價物、應收款、投資、應付款及借款。

2. 主要會計政策(續)

(v) 金融工具(續)

(ii) *確認和計量*

當金融資產和金融負債以成本進行初始確認後，本集團對各類金融工具根據國際會計準則第三十九號分別以可靠的公允價值或攤銷成本(以實際利率法計算)計量。以「常規」方式購買和出售的金融資產於交易日進行核算。以公允價值計量的為交易而持有的金融資產／負債及可供出售的金融資產在初始確認後，其公允價值變動形成的利得和損失，計入當年度損益。

(iii) *列報*

如金融資產和負債的相互抵銷在法律上可以實施，且本集團意圖對其進行抵銷或以出售資產價款償還負債，則金融資產和負債可以相互抵銷。

(w) 金融風險及風險管理

本集團經營活動給本集團帶來了各種金融風險，包括信用風險、流動性風險、利率風險和外幣風險。

(i) *信用風險*

信用風險或對方違約風險，通過限制信用期限及執行監控程序來控制。

現金及現金等價物，其他應收款及其他流動資產之賬面淨值已反映了本集團有關財務資產的最高信貸風險。本集團並無其他財務資產有重大的信貸風險。

本集團未將信用風險集中於單個債務人或債務人群體。

(ii) *流動性風險*

本集團通過持有充足的現金及現金等價物或每年從銀行獲得足夠的銀行信貸額度來滿足其對未來一年內的經營計劃所作的承諾。

2. 主要會計政策(續)

(w) 金融風險及風險管理(續)

(iii) *利率風險*

短期借款與長期借款之利率及還款期限載於附註14(a)及附註14(b)。

市場利率價格的變動不會顯著影響本集團的經營業績及營業活動現金流量。

(iv) *外幣風險*

因外幣經營活動有限,本集團無重大匯率風險。

(x) 公允價值的估計

公開交易的證券之公允價值是依據資產負債表日的市場報價而確定。

非為交易而持有的金融工具的公允價值是通過以下各種方法並依據資產負債表日市場實際情況作出的假設進行評價:

(i) *現金及現金等價物*

由於現金及現金等價物享有現時利率,或自存款發生至其預期存款期滿的期限較短,因此現金及銀行存款的賬面值與其公允價值大致相同。

(ii) *其他應收款,應付賬款和其他應付款及預提費用*

由於上述應收款,預付貨款,應付工程款,其他應付款,應交稅項及應付股利是在一般商業信用條款下發生的,因此其賬面淨值與其公允價值大致相同。

(iii) *與關聯方之餘額*

由於與關聯方之餘額不計息,且無固定償還期限,因此其公允價值無法被可靠地計量並予以披露。

(iv) *長期應收款及借款*

於二○○一年十二月三十一日,根據可比較金融工具之現時市場利率,本集團估計短期投資,長期應收款及借款之公允價值與其賬面價值大致相同。

2. 主要會計政策(續)

(y) 資產減值

當某些事件發生或環境變化導致不動產、廠場和設備、土地使用權、無形資產和對聯營公司之投資的賬面價值可能無法回收時，應對該等資產進行減值核閱。若一項資產的賬面價值超過其可回收價值時，應就其差額確認減值損失並計入當期費用。一項資產的可回收價值是按其淨銷售價格和可使用價值中孰高者確認。淨銷售價格是指在公平交易情況下出售該項資產可獲得的價款，而可使用價值是指繼續使用該項資產並在使用年限末出售該項資產而獲得的未來現金流量的現值。可回收價值應按個別資產予以估計，若不可行則應按現金流量產生單位分別予以估計。

若上述減值損失不復存在或得以減少，則回轉以前年度認列的該項減值損失。此項回轉列為當期收益。

金融工具亦在每個資產負債表日被予以評價，以判斷是否存在減值。對於以攤餘成本計量的金融資產，如果很可能不能按貸款、應收款項或持有至到期日的投資的合同條款收回所有到期金額，則確認減值損失或計提壞賬損失。在後續期間，如果減值或壞賬損失降低，且這種降低客觀上與減記之後發生的事項有關，則金融資產的減記金額應直接或通過調整壞賬備抵轉回。但該轉回不應導致該金融資產的賬面金額超過不確認減值情況下的攤餘成本。轉回的金額列入當期收益。

確認以攤餘成本計量的金融資產的減值時採用該金融工具最初的實際利率而非現行市場利率。

(z) 關聯方

關聯方是指企業在財務或經營決策中，如果一方有能力直接或間接地控制另一方或對另一方施加重大影響。同時如果兩方同受一方控制或重大影響，亦將其視為關聯方。

2. 主要會計政策（續）

(aa) 或有事項

或有負債在財務報表中不予確認。或有負債通常在財務報表附註中披露，除非與其相關的經濟利益流出的可能性極小。

或有資產在財務報表中不予確認。只有當與其相關的經濟利益很可能流入時，或有資產才在財務報表附註中披露。

(bb) 期後事項

資產負債表日後事項若有助於對公司於資產負債表日存在的狀況作出重新估計或指出持續經營的假設不適用時，則須作為調整事項反映於財務報表中。不作為調整事項的資產負債表日後事項如涉及金額重大，亦須在財務報表附註中披露。

(cc) 會計政策的變更

當法律或會計政策的制定者要求變更會計政策，或會計政策的變更能夠使公司的財務報表更恰當地反映其經濟事項及交易時，應當變更會計政策。

變更會計政策時應採用追溯調整法。當對以前年度的調整金額不能合理確定時，則採用未來適用法。

3. 不動產、廠房及設備

不動產、廠房及設備之變動如下:

本集團

(人民幣千元)	二〇〇一年度									[illegible]
	收費公路、構築物及經營權	房屋及建築物	安全設施	通訊及監控設施	收費站及附屬設施	汽車	其他機器及設備	在建工程	合計	
成本										
年初	9,342,326	461,194	450,776	296,878	89,674	91,925	109,035	63,152	10,904,960	10,452,510
增加	—	1,255	238	350	2,494	304	9,425	54,513	68,579	491,592
在建工程轉入	—	3,284	—	47,342	35,621	9,733	8,246	(104,226)	—	—
重分類	—	—	—	(3,421)	—	4,176	(755)	—	—	—
減少	—	(7,835)	—	—	(5,040)	(1,436)	(187)	—	(14,498)	(39,142)
年末	9,342,326	457,898	451,014	341,149	122,749	104,702	125,764	13,439	10,959,041	10,904,960
累計折舊										
年初	419,381	56,285	155,448	51,739	18,531	23,642	53,451	—	778,477	537,682
增加	142,062	14,419	43,301	37,249	15,549	9,152	16,561	—	278,293	244,825
重分類	—	—	—	(946)	—	1,036	(90)	—	—	—
減少	—	—	—	—	—	(815)	(105)	—	(920)	(4,030)
年末	561,443	70,704	198,749	88,042	34,080	33,015	69,817	—	1,055,850	778,477
淨值										
年末	8,780,883	387,194	252,265	253,107	88,669	71,687	55,947	13,439	9,903,191	10,126,483
年初	8,922,945	404,909	295,328	245,139	71,143	68,283	55,584	63,152	10,126,483	9,914,828

3. 不動產、廠場及設備(續)

本公司

(人民幣千元)	二〇〇一年度 收費公路、構築物及經營權	房屋及建築物	安全設施	通訊及監控設施	收費站及附屬設施	汽車	其他機器及設備	在建工程	合計	二〇〇〇年度 合計
成本										
年初	7,088,418	377,261	374,666	209,427	89,674	91,311	108,446	61,455	8,400,658	7,952,510
增加	—	—	—	—	2,494	—	4,509	44,941	51,944	487,290
在建工程轉入	—	3,284	—	47,342	35,621	9,733	7,291	(103,271)	—	—
減少	—	(7,835)	—	—	(5,040)	(1,436)	(187)	—	(14,498)	(39,142)
年末	7,088,418	372,710	374,666	256,769	122,749	99,608	120,059	3,125	8,438,104	8,400,658
累計折舊										
年初	407,600	51,651	145,872	42,590	18,531	23,639	53,434	—	743,317	530,664
增加	128,685	11,755	35,926	28,231	15,549	8,910	16,311	—	245,367	216,683
減少	—	—	—	—	—	(815)	(105)	—	(920)	(4,030)
年末	536,285	63,406	181,798	70,821	34,080	31,734	69,640	—	987,764	743,317
淨值										
年末	6,552,133	309,304	192,868	185,948	88,669	67,874	50,419	3,125	7,450,340	7,657,341
年初	6,680,818	325,610	228,794	166,837	71,143	67,672	55,012	61,455	7,657,341	7,421,846

3. 不動產、廠場及設備(續)

(a) 於一九九七年三月三十一日，本公司滬寧高速公路的六個服務區及員工宿舍樓等物業經西門(遠東)有限公司進行評估。評估師根據一九九七年三月三十一日的公開市場價格確定了該等物業的公允值。評估增值約人民幣9,122,000元，已作為房屋及建築物載入於所附本集團及本公司的財務報表內。相關資產作為不動產的單獨類別列示，並於最後評估於一九九七年。

本公司於二〇〇〇年經批准向其員工出售該等員工宿舍物業。損失約人民幣 32,000,000元計入其他營業費用，且相關未轉出之評估增值全部轉入未分配利潤。自此，無不動產、廠場及設備按評估值計價。

4. 土地使用權

	本集團及本公司	
	二〇〇一	二〇〇〇
	人民幣千元	人民幣千元
成本		
年初餘額	1,716,088	1,716,088
本年增加	–	–
年末餘額	1,716,088	1,716,088
累計攤銷		
年初餘額	78,611	55,084
本年攤銷	27,221	23,527
淨值		
年末淨值	1,610,256	1,637,477
年初淨值	1,637,477	1,661,004

根據《中華人民共和國城鎮國有土地使用權出讓和轉讓暫行條例規定》，土地使用權期滿，土地使用權及其地上面建築物，其他附著物之所有權將由國家無償取得。

5. 於子公司之投資及長期應收子公司款項

	本集團及本公司	
	二○○一	二○○○
	人民幣千元	人民幣千元
投資成本	723,460	722,500
應佔投資後尚未分派的累計溢利	48,098	64,288
	771,558	786,788
長期應收子公司款項	1,398,242	1,277,370

長期應收子公司款項均無抵押，免息並無固定還款期限。

於二○○一年及二○○○年十二月三十一日，本公司之子公司詳情如下：

公司名稱	註冊營業地點	成立日	本公司所佔權益比例		註冊及實收資本		主營業務
			二○○一	二○○○	二○○一	二○○○	
					人民幣千元	人民幣千元	
廣靖錫澄（原江蘇錫澄）	中國	一九九七年九月十六日	85%	85%	850,000	600,000	高速公路的建設，管理及經營
雙獅樓	中國	二○○一年十一月七日	95.05%	—	1,010	—	製售中餐

於二○○一年四月十二日，江蘇廣靖的所有資產負債均按賬面值與江蘇錫澄合併，江蘇錫澄變更登記為廣靖錫澄，江蘇廣靖撤銷登記。

6. 於聯營公司之投資及應收聯營公司款項

	本集團及本公司	
	二〇〇一	二〇〇〇
	人民幣千元	人民幣千元
投資成本	681,059	49,900
應佔投資後尚未分派的累計溢利	21,113	2,294
	702,172	52,194
應收聯營公司款項	997	–

應收聯營公司款項無擔保，不計息且無固定還款日期。

於二〇〇一年十二月三十一日，本公司之聯營公司如下：

名稱	註冊地點及成立日期	本公司直接所佔權益比例 二〇〇一	本公司直接所佔權益比例 二〇〇〇	註冊資本 二〇〇一 人民幣千元	註冊資本 二〇〇〇 人民幣千元	主營業務
江蘇快鹿汽車運輸股份有限公司(「快鹿股份」)(原江蘇快鹿汽車運輸有限責任公司(「快鹿運輸」))	中國 一九九六年六月二十一日	33.2%	33.2%	150,300	107,705	提供客運服務
江蘇揚子大橋股份有限公司(「揚子大橋」)	中國 一九九二年十二月三十一日	26.66%	17.83%	2,137,248	2,137,248	投資建設經營及管理江陰公路大橋

6. 於聯營公司之投資及應收聯營公司款項(續)

(a) 快鹿股份

根據江蘇省人民政府蘇政覆(1999)139號批覆，快鹿運輸改制為股份有限公司，並更名為快鹿股份。註冊資本由原來的人民幣107,705,300元增至人民幣150,300,000元。快鹿股份於二○○○年五月十二日設立，以其於一九九九年八月三十一日經審計的淨資產150,300,000元，向原股東發行150,300,000股股份，每股面值人民幣1元。增資後，本公司持有快鹿股份49,899,600股，佔其股份總數的33.2%。

(b) 揚子大橋

根據一九九九年四月八日本公司與江蘇交通投資公司之協議，於二○○○年十二月二十九日，本公司以人民幣472,670,218元收購江蘇交通控股有限公司(原「江蘇交通投資公司」)持有的揚子大橋381,185,660股，佔其註冊資本的 17.83%。收購完成後，本公司佔揚子大橋的權益比例變為26.66%。

根據二○○一年九月四日本公司與國家開發投資公司(「國投」)之協議，本公司以人民幣244,189,503元收購國投持有的揚子大橋188,650,000股，佔其註冊資本的8.83%。收購完成後，本公司佔揚子大橋權益比例變為26.66%。

7. 長期應收款

(a) 本公司於一九九八年十二月二十五日與宜興市交通建設發展有限公司(簡稱「宜興交通建設公司」)共同出資成立宜漕公路公司，營業期限自一九九八年十二月二十五日起十年。宜漕公路公司主要從事宜興與漕橋間公路的興建、經營與管理。宜漕公路公司註冊資本為人民幣120,000,000元，本公司出資人民幣 58,800,000元佔資本的49%，宜興交通建設公司出資人民幣61,200,000元佔資本的51%。

根據一九九八年十二月三十一日簽定的補充協議，本公司除投入註冊資本金人民幣58,800,000元外，尚需投入建設資金人民幣117,600,000元。截止二〇〇〇年十二月三十一日止，本公司累計投入宜漕公路公司註冊資本金及建設資金人民幣100,000,000元。根據上述補充協議，本公司全權委託宜興交通建設公司承包宜漕公路公司的經營活動。宜興交通建設公司將在宜漕公路公司經營期限內，自一九九九年起按年收益率17.8%，向本公司支付定額承包金。宜興市投資公司(宜興交通建設公司的控股公司)對上述承包金提供擔保。宜漕公路公司營業期滿後，本公司將不再獲得任何資產的分配。

根據上述協議，於二〇〇一年度本公司應收定額承包金計人民幣17,800,000元，包含應收回投資款7,049,750元(二〇〇〇：人民幣6,283,200元)，利息人民幣10,750,250元(二〇〇〇：人民幣11,516,800元)。該項長期應收款的實際利率為12.2%(二〇〇〇年：12.2%)。

(b) 長期應收款將於下列期間回收

	二〇〇一	二〇〇〇
	人民幣千元	人民幣千元
一定期間內的還款金額		
一一年內到期	**7,910**	7,050
一一至二年內到期	**42,540**	37,915
一二至五年內到期	**30,617**	43,152
一五年以上到期	**—**	—
	81,067	88,117

8. 無形資產

本集團及本公司

	二○○一		
	商譽	其他	合計
	人民幣千元	人民幣千元	人民幣千元
成本			
年初數	—	39,406	39,406
收購聯營公司所引起的增加	85,700	—	85,700
年末數	85,700	39,406	125,106
累計攤銷			
年初數	—	36,218	36,218
本年攤銷	6,545	3,188	9,733
年末數	6,545	39,406	45,951
淨值			
年末淨值	79,155	—	79,155
年初淨值	—	3,188	3,188

8. 無形資產(續)

本集團及本公司

	二〇〇〇		
	商譽	其他	合計
	人民幣千元	人民幣千元	人民幣千元
成本			
年初數	—	39,406	39,406
收購聯營公司所引起的增加	—	—	—
年末數	—	39,406	39,406
累計攤銷			
年初數	—	28,415	28,415
本年攤銷	—	7,803	7,803
年末數	—	36,218	36,218
淨值			
年末淨值	—	3,188	3,188
年初淨值	—	10,991	10,991

商譽及其他無形資產的攤銷分別包括在應佔聯營公司溢利及經營成本中。

9. 預付款及其他應收款

	本集團		本公司	
	二〇〇一	二〇〇〇	二〇〇一	二〇〇〇
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應收利息收入	543	4,498	543	4,498
應收宜興交通建設公司	11,800	17,800	11,800	17,800
預付材料及設備款	8,859	3,695	7,258	3,365
其他	35,413	16,238	32,036	14,543
	56,615	42,231	51,637	40,206

10. 短期投資

	二〇〇一	二〇〇〇
	人民幣千元	人民幣千元
持有至到期的投資——一年內到期部分	107,077	—
為交易而持有的投資	9,234	—
	116,311	—

一年內到期的持有至到期日的投資為委託國通證券有限公司投資於國債與股票。年固定收益率為9%，並於二〇〇二年三月收回。

為交易而持有的投資為在上海證券交易所及深圳證券交易所交易的證券，按二〇〇一年十二月二十九日(二〇〇一年度最後一個交易日)的證券交易所收盤價計量。短期投資估計於資產負債日十二個月之內變現。

11. 現金及銀行存款

	本集團		本公司	
	二〇〇一	二〇〇〇	二〇〇一	二〇〇〇
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
現金	219	257	242	18
活期存款	650,744	681,923	547,535	653,164
定期存款	124,660	288,813	94,660	208,813
	775,623	970,993	642,437	861,995

定期存款存期短於十二個月，並按市場利率計息。

12. 股本

於二〇〇一年十二月三十一日,本公司註冊、已發行及已繳足之股本為人民幣 5,037,747,500元(二〇〇〇:人民幣5,037,747,500元),分為5,037,747,500股(二〇〇〇:5,037,747,500股),每股面值人民幣1元。除國家股、國有法人股和法人股的股東必須為中國法人,H股由中國境外投資者持有並交易及A股由中國境內投資者持有並交易外,國家股,國有法人股,H股及A股享有同等權益。

二〇〇一年及二〇〇〇年十二月三十一日止,股本情況如下:

	二〇〇一		二〇〇〇	
	股數	金額	股數	金額
		人民幣千元		人民幣千元
國家股	**2,781,743,600**	**2,781,744**	2,781,743,600	2,781,744
國有法人股	**599,471,000**	**599,471**	599,471,000	599,471
法人股	**284,532,900**	**284,533**	284,532,900	284,533
H股	**1,222,000,000**	**1,222,000**	1,222,000,000	1,222,000
A股	**150,000,000**	**150,000**	150,000,000	150,000
合計	**5,037,747,500**	**5,037,748**	5,037,747,500	5,037,748

(a) 於一九九七年六月二十三日,本公司以每股面值人民幣1元發行1,222,000,000 H股,每股發行價港幣3.11元(人民幣3.33元)。H股於一九九七年六月二十七日在香港聯合交易所有限公司上市。

(b) 本公司經中國證券監督管理委員會核准,以每股面值人民幣1元向社會公開發行150,000,000股境內上市人民幣普通股(「A股」),每股發行價為人民幣 4.20元,發行總收入為人民幣630,000,000元,扣除發行費用後餘額為人民幣 614,500,000元。A股於二〇〇〇年十二月二十二日至二十三日在上海證券交易所發行,並於二〇〇一年一月十六日在上海證券交易所上市交易。

13. 儲備

(a) 本公司董事會建議二〇〇一年法定盈餘公積和法定公益金的提取比例分別為 10%和5%(二〇〇〇:10%和5%),金額約計人民幣78,086,000元和 39,043,000元(二〇〇〇:約人民幣69,088,000元和人民幣34,544,000元)。

13. 儲備（續）

(b) 根據本公司章程，可供分配的利潤乃是按中國會計制度編製確認的金額和按國際財務報告準則確認的金額兩者中孰低者。截至二〇〇一年十二月三十一日，可供分配利潤約為人民幣1,115,370,000元（二〇〇〇：約人民幣915,928,000 元）。

14. 借款

本集團及本公司

(a) 短期銀行借款

短期銀行借款是根據中國人民銀行的現行市場利率於一年內連息償還並無擔保。於二〇〇一年十二月三十一日，年利率為5.58%（二〇〇〇：5.58%至 5.85%）。

(b) 長期銀行借款

所有長期銀行借款均由江蘇交通控股有限公司擔保，其組成如下：

	年利率	二〇〇一	二〇〇〇
		人民幣千元	人民幣千元
長期銀行借款			
一美元西班牙政府借款	1%	31,494	26,064
自二〇〇七年至二〇二六年分次到期	（二〇〇〇：1%）		
一美元買方信貸借款	6.77%	23,522	20,659
自二〇〇一年至二〇〇六年分次到期	（二〇〇〇：6.77%）		
減：一年內到期部分		(4,703)	(3,437)
長期部分		50,313	43,286

該等借款額度為9,800,000美元（折合人民幣81,140,000元），由江蘇交通控股有限公司提供擔保，用於購買進口設備和技術。截止二〇〇一年十二月三十一日尚未使用的借款額度約為2,192,000美元（折合人民幣18,142,000元）（二〇〇〇： 3,741,000美元，折合人民幣30,979,000元）。

14. 借款(續)

(c) 長期銀行借款將於下列期間償還

	二〇〇一 人民幣千元	二〇〇〇 人民幣千元
一定期間內的還款金額		
－一年內到期	4,703	3,437
－1－2年內到期	4,703	3,437
－2－5年內到期	14,109	10,311
－5年以上到期	31,501	29,538
	55,016	46,723
減：一年內到期之長期銀行部分	(4,703)	(3,437)
	50,313	43,286

15. 遞延稅項

遞延稅項貸項包括如下項目：

	二〇〇一	二〇〇〇
土地使用權(a)	12,184	—
持有至到期日之投資(b)	2,167	—
物業評估(c)	—	—
	14,351	—

遞延稅款貸項在以下情形下產生：

(a) 土地使用權

自二〇〇一年一月一日起，土地使用權在稅法下按直線攤銷，導致計稅基礎小於賬面價值。

(b) 持有至到期日之投資

持有至到期日之投資按實際利率的攤餘成本計價，導致計稅基礎小於賬面價值。

15. 遞延税項(續)

(c) 物業評估

本公司對財務報表中由於物業權益評估增值而產生之遞延所得税進行認列，計提由此臨時性差異而產生的遞延所得税負債約人民幣3,011,000元，同時沖減相應的評估增值金額(上述差異已於以前年度記入評估增值項下)。

由於本公司於二〇〇〇年度將員工宿舍樓等物業出售出本公司職工，相關遞延税項及評估增值亦分別轉入當期利潤表及未分配利潤。

遞延税項變動情況如下：

	二〇〇一年一月一日餘額	轉入利潤表	二〇〇一年十二月三十一日餘額
	人民幣千元	人民幣千元	人民幣千元
土地使用權	—	12,184	12,184
持有至到期之投資	—	2,167	2,167
	—	14,351	14,351

	二〇〇〇年一月一日餘額	轉入利潤表	二〇〇〇年十二月三十一日餘額
	人民幣千元	人民幣千元	人民幣千元
物業評估	2,718	(2,718)	—

16. REVENUE

	2001	2000
	RMB'000	RMB'000
Revenue		
- Toll income	1,625,992	1,381,696
- Sales of petrol	157,424	148,288
- Sales of food and beverage	85,195	61,913
- Emergency assistance income	27,997	16,592
- Advertising income	23,173	11,148
	1,919,781	1,619,637
Less: Tax related to revenue	(90,229)	(76,685)
Revenue, net	1,829,552	1,542,952

Tax related to revenue comprises Business Tax ("BT") and other ancillary taxes. The Company and its subsidiaries are subject to BT at the rate of 5% of toll income, emergency assistance income, advertising income and sales of food and beverage.

In addition to BT, the Company and its subsidiaries are subject to the following types of taxes related to revenue:

- City Development Tax, levied at 7% of BT and net VAT.
- Education Supplementary Tax, levied at 4% of BT and net VAT.

The Company and its subsidiaries are also subject to Value-added Tax ("VAT") on sales of petrol, which is charged at a general rate of 17%. An input credit is available whereby VAT previously paid on purchases of petrol or other materials can be used to offset against the VAT on sales of petrol or other materials to arrive at the net VAT payable to relevant government authorities.

17. 財務收入(費用)

	二〇〇一 人民幣千元	二〇〇〇 人民幣千元
利息收入	33,736	26,536
利息費用		
一銀行借款	(20,287)	(43,705)
一債券	—	(5,500)
減：資本化為不動產、廠場及設備的利息費用	1,223	2,214
	(19,064)	(46,991)
公允值的變化	(766)	—
利息費用合計	13,906	(20,455)

二〇〇一年度平均資本化率為2%(二〇〇〇年度：2%)。

18. 除稅及少數股東權益前綜合溢利

(a) 除稅及少數股東損益前綜合溢利已(計入)或扣除下列各項

	二○○一	二○○○
	人民幣千元	人民幣千元
已計入：		
短期投資收益	(10,976)	(13,360)
利息收入		
一銀行存款	(15,909)	(15,019)
一長期應收款	(10,750)	(11,517)
一持有至到期日之投資	(7,077)	—
	(33,736)	(26,536)
已扣除：		
利息費用		
一銀行貸款	20,287	43,705
一債券	—	5,500
	20,287	49,205
減：資本化為不動產、廠場及設備的利息費用	(1,223)	(2,214)
財務費用	19,064	46,991
員工成本		
一薪金及工資，包括董事、監事及高級人員薪酬	91,809	65,638
一員工花紅及福利費	9,282	8,975
一提列統籌退休金(附註2(u))	10,848	9,692
不動產、廠場和設備折舊費用	278,293	244,825
土地使用權攤銷	27,221	23,527
攤銷無形資產	9,733	7,803
計提壞帳準備	630	433
核數師審計費	1,250	1,250
員工宿舍處理損失	—	31,866

(b) 員工宿舍出售計劃

按《江蘇省省級機關出售公有住房實施細則》，於二○○○年度本公司向職工出售相關員工宿舍。相關損失約人民幣32,000,000元已計入二○○○年度損益。

19 董事、監事及高級職員薪酬

(a) 董事及監事薪酬詳情如下：

	二〇〇一 人民幣千元	二〇〇〇 人民幣千元
執行董事酬金	1,110	1,120
非執行董事酬金	220	220
監事酬金	570	570
執行董事之其他薪酬		
一底薪及津貼	220	220
一花紅	—	—
非執行董事之其他薪酬	—	—
監事之其他薪酬	—	—
	2,120	2,130

截至二〇〇一年及二〇〇〇年十二月三十一日止年度，本公司及其附屬公司無任何董事或監事放棄其所獲薪酬。

(b) 最高薪酬之五名人士(包括董事、監事及僱員)之薪酬如下：

	二〇〇一 人民幣千元	二〇〇〇 人民幣千元
底薪及津貼	640	650
花紅	—	—
	640	650
董事人數	4	4
監事人數	1	1
高級職員人數	—	—
	5	5

最高薪酬的五名人士均為本公司董事及監事，其薪酬已列示於附註19(a)。截至二〇〇一年及二〇〇〇年十二月三十一日止年度，給五名最高薪酬的人士每人的酬金均少於人民幣1,000,000元。且本公司並未向最高薪酬之五名人士支付任何作為加盟本公司之酬金或離職之補償。

20. 稅項

於二○○一年度和二○○○年度，所得稅費用的明細如下：

	二○○一 人民幣千元	二○○○ 人民幣千元
稅項		
一當年應繳稅額	310,416	248,353
一可獲之財政返還	(163,430)	(122,627)
	146,986	125,726
遞延稅項	14,351	(2,718)
	161,337	123,008
應佔聯營公司所得稅	12,555	2,152
	173,892	125,160

當年度所得稅費用與按會計所得額計算之所得稅費用的調節表如下所示：

(人民幣千元)	滬寧高速公路及寧連段	廣靖錫澄	寧滬二級公路	聯營公司	合計
損益表所載會計稅前及少數股東權益前之利潤	744,081	125,957	122,501	35,332	1,027,871
財政返還前實際適用稅率	33%	33%	33%	33%	
按實際適用稅率計算的所得稅額	245,547	41,566	40,425	11,660	339,198
財政返還	(137,127)	—	(26,303)	—	(163,430)
不須納稅的收入所造成的所得稅影響	(3,315)	—	—	—	(3,315)
不得抵扣的費用所造成的所得稅影響	22	522	—	895	1,439
當年度所得稅費用	105,127	42,088	14,122	12,555	173,892

20. 稅項(續)

(人民幣千元)	滬寧高速公路及寧連段	廣靖錫澄	二○○○ 寧滬二級公路	聯營公司	合計
損益表所載會計稅前及少數股東權益前之利潤	600,421	73,679	138,960	11,458	824,518
財政返還前實際適用稅率	33%	—	33%	33%	—
按實際適用稅率計算的所得稅額	198,139	—	45,857	3,781	247,777
財政返還	(98,728)	—	(23,899)	—	(122,627)
不須納稅的收入所造成的所得稅影響	(478)	—	—	(1,629)	(2,107)
不得抵扣的費用所造成的所得稅影響	3,600	—	—	—	3,600
遞延稅項不同稅率對所得稅費用之影響	(1,483)	—	—	—	(1,483)
當年度所得稅費用	101,050	—	21,958	2,152	125,160

本公司及其附屬公司須遵照中國法律及法規編製審計帳目，並按應課稅所得的33%繳納企業所得稅。

根據江蘇省財政廳一九九七年的有關文件，本公司有關經營滬寧高速公路的所得，可獲得數額相等於應課稅所得的18%之財政返還。

並根據上述有關文件，本公司有關經營寧滬二級公路的所得，可獲得數額相等於應課稅所得的33%之財政返還。但是，根據財政部於二○○○年十月頒佈的財稅(2000)99號文，自二○○○年一月一日起，本公司有關經營寧滬二級公路的所得，可獲得數額相等於應課稅所得的18%之財政返還。

20. 稅項(續)

此外，根據上述文件，規定先按33%的法定稅率徵收再返還18%，實征15%的優惠政策將保留到二〇〇一年十二月三十一日。

根據財政部國家稅務總局財稅字(94)001號文，並經江蘇省地方稅務局確認，江蘇錫澄及江蘇廣靖自二〇〇〇年度免徵所得稅。

由於本集團未有任何香港應稅利得，故不需支付香港利得稅。

21. 股息

	二〇〇一	二〇〇〇
資產負債表日前宣佈之股利		
一中期股利	—	—
一年終股利，每股0.09元(二〇〇〇年：0.08元)	**453,397**	391,020
	453,397	391,020
資產負債表日後建議之股利，每股0.125元(附註27)	**629,718**	453,397

根據本公司章程，股息分派按中國會計制度編製的法定帳目及國際財務報告準則編製的報表，兩者未分配利潤較低數額作為分派基礎(附註13(b))。

於二〇〇二年四月八日，本公司董事會提議二〇〇一年度股利每股人民幣0.125元(二〇〇〇年度：人民幣0.09元)。此項股息建議分配方案尚需經下次股東大會決定。

22. 每股溢利

二〇〇一年度每股溢利係以二〇〇一年度淨利潤約人民幣841,240,000元(二〇〇〇年：人民幣688,306,000元)除以平均已發行股數5,037,747,500股(二〇〇〇年度： 4,891,436,025股)計算所得。

因本公司無潛在的攤薄性股份，故攤薄每股盈利未予計算。

23. 合併現金流量表補充信息

(a) 除税及非常項目前利潤和經營活動產生現金流量的調節如下：

	二〇〇一 人民幣千元	二〇〇〇 人民幣千元
除税及少數股東權益前利潤	**1,027,871**	824,518
調整項目		
計提壞帳準備	**630**	433
不動產、廠場及設備折舊及無形資產攤銷	**288,026**	252,628
土地使用權攤銷	**27,221**	23,527
處置固定資產損失	**13,578**	35,112
應佔聯營公司溢利	**(35,332)**	(11,457)
利息收入	**(33,736)**	(26,536)
利息費用	**19,064**	46,991
營運資金變動前之經營利潤	**1,307,322**	1,145,216
預付款及其他應收款(增加)減少	**(12,686)**	130,752
存貨及物料減少(增加)	**940**	(1,802)
應交税金，其他應付款及預提費用增加(減少)	**7,245**	(133,495)
營業活動產生之現金流量	**1,302,821**	1,140,671

23. 合併現金流量表補充信息(續)

(b) 不動產、廠場及設備

	二〇〇一 人民幣千元	二〇〇〇 人民幣千元
不動產、廠場及設備增加	**68,579**	491,592
加: 年初應付購置不動產、廠場及設備款	**167,031**	176,142
年初應付關聯公司購置不動產、廠場及設備款	**—**	373
減: 年末應付購置不動產、廠場及設備款	**(68,041)**	(167,031)
年末應付關聯公司購置不動產、廠場及設備款	**—**	—
購置不動產、廠場及設備款支付現金	**167,569**	501,076

(c) 現金及現金等價物分析

	二〇〇一 人民幣千元	二〇〇〇 人民幣千元
庫存現金	**243**	257
銀行定期存款	**79,660**	288,813
銀行活期存款	**695,720**	681,923
短期投資	**116,311**	—
合計	**891,934**	970,993

24. 關聯公司交易

關聯方係指企業在財務或經營決策中,如果一方有能力直接或間接地控制另一方或對另一方施加重大影響。同時如果兩方同受一方控制或重大影響,亦將其視為關聯方。

(a) 本公司之關聯公司

名稱	與本公司之關係
江蘇交通控股有限公司	本公司的最終控股公司
快鹿股份	本公司的聯營公司
揚子大橋	本公司的聯營公司

(b) 關聯公司交易

於二〇〇一年度,本公司與關聯公司之重大交易如下:

(i) *江蘇交通控股有限公司*

本公司於一九九八年向中國銀行江蘇省分行獲得借款額度計約9,800,000美元(折合人民幣81,140,000元),用於進口機器設備及技術。於二〇〇一年十二月三十一日,尚未使用的借款額度約為2,912,000美元,折合人民幣18,142,000元(二〇〇〇年:3,741,000美元,折合人民幣30,979,000元)。上述借款額度由江蘇交通控股有限公司提供擔保。

根據一九九九年四月八日本公司與江蘇交通投資公司之協議,本公司以人民幣472,670,218元收購江蘇交通控股有限公司(原江蘇交通投資公司)持有的江蘇揚子大橋股份有限公司381,185,660股,佔其註冊資本的17.83%。

25. 承諾事項

本公司承諾自二〇〇〇年一月一日起三十年內每年支付江蘇省寧連寧通管理處寧連公路通行費總收入的17%作為管理費。

26. 根據國際財務報告準則所作調整對除税及少數股東損益後綜合溢利及股東權益的影響

本集團依中國會計準則及有關法規編製了法定財務報表。依照中國會計準則和國際財務報告準則之差異導致了法定財務報表與依國際財務報告準則編製之財務報表產生差異。該差異主要匯總如下：

	除税及少數股東損益後綜合溢利		股東權益	
	二〇〇一年度	二〇〇〇年度	二〇〇一年十二月三十一日	二〇〇〇年十二月三十一日
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
重編後法定報表所載	**780,864**	691,487	**13,470,559**	13,319,413
依國際財務報告準則所作調整：				
一回轉法定報表會計政策變更影響數	**—**	(603)	**—**	—
一土地使用權攤銷	**36,920**	—	**36,920**	—
一不動產、廠場及設備評估增值及其折舊和攤銷	**30,730**	26,570	**(1,618,152)**	(1,648,882)
一出售員工宿舍損失	**—**	(31,866)	**(8,237)**	(8,237)
一遞延税項	**(14,351)**	2,718	**(14,351)**	—
一持有至到期日之投資利息	**7,077**	—	**7,077**	—
一於期後建議之股利	**—**	—	**629,718**	453,397
本報表之所載	**841,240**	688,306	**12,503,534**	12,115,691

27. 期後事項

根據於二〇〇一年十二月三十一日以後作出的董事會決議，本公司將宣派二〇〇一年度的年終股利每股人民幣0.125元。

28. 分部報表

本集團僅於一個行業內經營業務－在中國經營收費公路。本集團於二〇〇一年度並無編製任何分部利潤表。同時，由於本集團的收入主要來自中國江蘇省，其資產亦位於中國江蘇省，本集團僅於一個地域內經營業務。因此，本報亦未呈列任何地域分部數據。

29. 財務報表批准

本財務報表已於二〇〇二年四月八日經董事會批准。

備查文件

包括下列文件：

（一） 載有董事長親筆簽名的年度報告文本；

（二） 載有法定代表人、主管會計工作負責人(如設置總會計師，需為總會計師)、會計機構負責人(會計主管人員)簽名並蓋章的會計報表；

（三） 如經審計，載有會計師事務所蓋章、註冊會計師親筆簽字並蓋章的審計報告正本；

（四） 報告期內在中國證監會指定報刊上公開披露過的所有公司文件的正本及公告原稿；

（五） 公司章程；

（六） 在其他證券市場公佈的中期報告文本。

文件存放地：中國南京石鼓路69號江蘇交通大廈二十七樓本公司董事會秘書室

沈長全
董事長
江蘇寧滬高速公路股份有限公司
二零零二年四月八日

(一) 本公司法定中文名稱：　江蘇寧滬高速公路股份有限公司

本公司法定英文名稱：　Jiangsu Expressway Company Limited

中文名稱縮寫：　寧滬高速

英文名稱縮寫：　Jiangsu Expressway

(二) 本公司法定代表人：　沈長全

(三) 本公司董事會秘書：　姚永嘉

聯繫電話：　8625-4469332

證券事務代表：　江濤、樓慶、邊慶梅

聯繫電話：　8625-4200999-4706、4705

傳真：　8625-4466643

電子信箱：　nhgs@public1.ptt.js.cn

聯繫地址：　中華人民共和國江蘇省南京市石鼓路69號江蘇交通大廈

（四）	本公司註冊地址：	中華人民共和國江蘇省南京市石鼓路69號江蘇交通大廈
	本公司辦公地址：	中華人民共和國江蘇省南京市石鼓路69號江蘇交通大廈
	郵政編碼：	210004
	本公司網址：	http://www.jsexpressway.com
	本公司電子信箱：	nhgs@public1.ptt.js.cn
（五）	定期報告刊登報刊：	上海證券報、中國證券報
		南華早報、香港經濟日報
	信息披露指定網站：	http://www.sse.com.cn
	定期報告備置地點：	上海市浦東南路528號上海證券交易所；
		香港中環德輔道中199號維德廣場2樓香港證券登記有限公司； 江蘇省南京市石鼓路69號江蘇交通大廈公司本部

(六)	本公司股票上市地：	上海證券交易所 香港聯合交易所
	A股簡稱：	寧滬高速
	A股代碼：	600377
	H股簡稱：	江蘇寧滬
	H股代碼：	0177
(七)	本公司註冊成立日期：	1992年8月1日
	註冊地點：	江蘇省南京市
	企業法人營業執照註冊號：	3200001100976
	稅務登記號碼：	320003134762764
(八)	核數師	
	境內核數師：	安達信·華強會計師事務所
	辦公地址：	北京市建國門外大街1號中國國際貿易中心11樓
	國際核數師：	安達信公司
	辦公地址：	香港中環皇后大道中15號置地廣場公爵大廈21樓

（九） 法律顧問

境內法律顧問：	江蘇世紀同仁律師事務所
辦公地址：	南京市北京西路26號5樓
香港法律顧問：	齊伯禮律師行
辦公地址：	香港中環遮打道16至20號歷山大廈20樓

（十） 股份過戶登記處

境內股份過戶登記處：	上海市新區浦建路727號中國證券登記結算有限責任公司上海分公司
境外股份過戶登記處：	香港中環德輔道中199號維德廣場2樓香港證券登記有限公司


Lianyungang
連雲港
Xinyi
Yellow Sea
黃海
Jiangsu Province
江蘇省
Huai Yin
淮陰
Hongze Hu
洪澤湖
Gaoyou Hu
高郵湖
Jiangdu
江都
Liu He
六合
Guangling
廣陵
Dongyang
東陽
Nantong
南通
Zhenjiang
鎮江
Jingjiang
靖江
Nanjing
南京
Danyang
丹陽
Jiangyin
江陰
Changzhou
常州
River
Cao Qiao
漕橋
Wuxi
無錫
Yi Xing
宜興
Anting
安亭
Tai Hu
太湖
Suzhou
蘇州
Shanghai
上海
蘇嘉杭
高速公路
Zhejiang Province
浙江省

重要提示

本公司董事會保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

公司簡介

江蘇寧滬高速公路股份有限公司(「本公司」)於一九九二年八月一日在中華人民共和國江蘇省註冊成立為股份有限公司。本公司主要從事投資、建設、經營和管理滬寧高速公路江蘇段(「滬寧高速公路」)及有關江蘇省境內的收費公路，並發展該等公路沿線的客運及其他輔助服務業(包括加油、餐飲、購物、汽車維修、廣告及住宿等)。

本公司為江蘇交通基建唯一的上市公司。一九九七年六月二十七日本公司發行的外資股(「H股」)在香港聯合交易所有限公司(「香港聯交所」)上市。二零零一年一月十六日本公司發行的內資股(「A股」)在上海證券交易所(「上交所」)上市。

本公司於一九九七年與華建交通經濟開發中心合資設立江蘇錫澄高速公路有限責任公司(「錫澄公司」)及江蘇廣靖高速公路有限責任公司(「廣靖公司」)。錫澄公司及廣靖公司分別從事錫澄高速公路及廣靖高速公路的建設和經營管理，該等高速公路均於一九九九年九月建成並通車。錫澄公司與廣靖公司於二零零一年四月十二日合併組成江蘇廣靖錫澄高速公路有限責任公司(「廣靖錫澄公司」)。

於二零零一年十一月，本公司與南京市鼓樓區湖南路勞務公司合資設立南京雙獅樓酒店有限責任公司(「雙獅樓」)，雙獅樓從事製售中餐的業務。

本公司、廣靖錫澄公司及雙獅樓合稱為本集團。





2001